Form 10-K, Exhibit 13
period 1994-12-31
ALBA WALDENSIAN INC
filed 1995-04-11
CIK 3292

ALBA-WALDENSIAN, INC.
                              1994 Annual Report

                                Net Sales
                              ($ in Millions)

                    (Chart- Net Sales appears here
                     plot points are as followed)

                 1990   1991   1992   1993    1994
                 41.9   39.7   40.6   50.9    56.5
                       PROFITABLY GROWTH SALES

                        FINANCIAL HIGHLIGHTS
     Net Sales                                         Gross Margin
  ($ in millions)

(Chart - Net Sales chart appears          (Chart - Gross Margin chart appears
here plot points are as followed)          here plot points are as followed)


1990   1991    1992    1993    1994     1990    1991    1992    1993   1994
41.9   39.7    40.6    50.9    56.5     21.1%   22.8%   25.1%   26.5%  25.2%

                               Earnings
                           ($ in millions)
                   (Chart - Earnings chart appears
                    here plot points are as followed)
            1990     1991     1992     1993      1994     Actual Net Income
            1.4      1.4      1.6      1.7(1)     2.0           $984.478

Earnings Per Share                                Sales Per Employee

(Chart - Earnings Per Share Chart         (Chart - Sales Per Emplyee Chart
appears here plot points are               appears here plot points are
as followed)                               as followed)

1990 1991  1992   1993    1994  Actual Earnings   1990   1991   1992    1993   1994
0.77 0.77  0.86   0.91(2) 1.05     per Share     44,000  46,000 51,000  58,000 67,000
                                     0.54

(1) 1993 Proforma/actual shows net income and estimated and net income before the two special charges to income in 1993.
(2) 1993 Proforma/actual shows actual earnings per share and estimated earnings per share before the two special charges to earnings in 1993.

CORPORATE

MISSION

PROFITABLY

GROW SALES (Photograph - of employee working) (Photograph - of employee working)

(Photograph - of employee working)

STRATEGY

HUSTLE !

OR GET OUT

OF  THE  WAY              (Photograph - of employee working)

(Photograph - of employee working)   (Photograph - of employee working
                                   TACTICS

                                  INNOVATE!

                                 OR  ABDICATE

      (Page number appears in leaf) 1

To Our Shareholders

    1994 was a banner year for Alba-Waldensian, as the company continued to fulfill its primary corporate mission of Profitably Growing Sales.


    Total corporate sales grew 11.1% from $50,855,377 in 1993 to $56,506,566 in 1994. Net profits after taxes nearly doubled, increasing from $984,478 last year to $1,945,876 in 1994 - an increase of 97.7%. We are pleased to note that sales hit a record high, profits were the highest they've been in the past 11 years, and productivity - as measured by sales per employee - rose nearly 16% to $67,000.


    As our business was profitably growing however, we faced a new challenge - one of a labor shortage. Unemployment in Burke County fell to a record low and, as a result, Alba suffered manpower shortages throughout the year. This not only inhibited our ability to produce enough to ship all of our orders complete and on time, but it also resulted in a significant amount of unbudgeted turnover-related expenses - excessive overtime and training costs.


    We are in the process of dealing with our labor shortage problems by installing automated hosiery packaging equipment to free up additional personnel and by increasing our use of outside contractors to sew and package product for us.


    On a division by division basis, Alba Health Products sales grew modestly during the year while their profits increased by a dramatic 37%. This increase in bottom line profits was due to a combination of improved gross profit margins and a very tight reign on spending.


In December, the        (Photograph - Thomas F. Schuster)

Health Products

Division acquired

the Pulsatile Anti

embolism System

Business from

Baxter, thereby

doubling their

business in vascu

lar care products.

The Alba Health

CareProducts

    Division has long been associated with the P.A.S. business as a component supplier and therefore understands the business and how to run it. In short, it was exactly the kind of acquisition we've been looking for.


    The Health Products Division is continuing to look for suitable acquisitions as part of their strategy to accelerate the growth of their profitable business segment through acquisition as well as internal growth.


    The Consumer Products Division was hit the hardest by the on-going labor shortages during the year. In spite of this, they grew their sales to record levels and were solidly profitable throughout the year.

              (Page number appears in leaf)2

    Alba Direct had another record year with their sales growing 37% and their profits growing nearly 61%.


    Our Byford Division suffered problems which became apparent in the first quarter of the year as inventories got out of balance and their fall sweater line proved to be very poorly designed. These problems were quickly addressed by bringing Ralph Doernberg, Byford's previous CFO, back to run the division as president. At the same time, Ms. Claudia Herzog joined the division as vice president in charge of design and product development. The results of their combined efforts are already being felt as inventories come into line and Ms. Herzog's design expertise bears fruit with dramatically improved lines of both socks and sweaters.


    Helping us to accomplish our many goals is Thomas Nail, who joined Alba as Chief Financial Officer in March, 1994, replacing Van Irwin who resigned. Tom brought a wealth of varied experience to Alba and quickly proved himself to be a valued member of our management group.


    All in all, Alba-Waldensian did a good job in 1994 of coping with the many growth-related problems that were inevitable. Alba is quickly going through the transition from being a big, small company to a small, big company. Our primary challenge as we go through this change is to cope with our growth and hold our spending in line, particularly overhead-related spending.

    We think we're uniquely positioned to meet these challenges because of the backgrounds of the members of the top management group. Everyone started out in a large corporate environment for their "basic training" and then moved on to hold increasingly responsible positions with smaller companies. This means that our management group is able to take the best things that they learned in big companies and combine them with the sense of "get it done" so necessary in a smaller company environment.


    Our intent to keep things simple is reflected in our corporate credo:


CORPORATE MISSION: PROFITABLY GROW SALES;

STRATEGY: HUSTLE! OR GET OUT OF THE WAY;

TACTICS: INNOVATE! OR ABDICATE.


    1994 was a tough year for all of Alba's people, primarily because our continuing labor shortages forced everyone to work long, often tedious hours of overtime. I'm happy to report that the Alba team responded in an absolutely magnificent way and we once again thank each and every one of them for their efforts throughout 1994.



(Signature - Thomas F. Schuster)
THOMAS F. SCHUSTER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

              (Page number appears in leaf)3
                      Trademark TM

(Logo - Albahealth)
    1994 was a record year for Alba's Health Products Division. Sales growth was limited to 2.2%, reflecting the affect in the market place of on-going confusion and consolidation among health care providers. In spite of this minimal sales growth however, profits grew by 37%, the result of increased gross profit margins and tight controls on spending throughout the year.


    Alba's Health Products are sold throughout the United States, Canada, Australia, England, Germany, Sweden and Denmark under the company's Life-Span(R) and ALBAhealthTM brands, as well as customer private label. During 1994, distribution of Alba Health Products was significantly improved by adding 14 new customers, all of whom are expected to show meaningful growth next year. This expanded distribution is consistent with the division's goal of allowing all health care providers access to our products through their distributor of choice.


    Alba Health Products are manufactured in the company's Valdese, North Carolina facilities, taking advantage of Alba's advanced knitting technology and expertise. These products include anti-embolism stockings, orthopedic stockinette, knitted footwear, and a variety of specialty items. Additionally, a line of specialty wound care dress-

    ings are manufactured in Alba's clean room facilities which meet all Food and Drug Administration requirements.


During the year, the               (Photograph - socks)

division's safety footwear

lineof Terry-TreadsTM,

Fashion-Treads(R) and

Safe-T-TreadsTM grew its

sales and attained over a

40% market share. The

lines' broad range of

styles, sizes and colors

fits every customer need

    and with fall prevention a primary safety concern of all health care providers, the market for this product line continues to increase.


    Day-TreadsTM are designed for short term wear by patients using same day surgery facilities or outpatient facilities, a fast growing segment of the total market. They provide the same safety features as the division's regular Treads and are bulk packaged to further reduce unit cost, thus supporting the universal goal of health care providers - to deliver lower cost care.


    As a result of the division's continued high level of service, quality, innovative new products and sales

       (Page number appears in leaf)4
    and marketing support, our largest customer for Treads, Baxter Healthcare Hospitex Division, recognized Alba as their 1994 Supplier of the Year.


    The division's anti-embolism stockings had exceptional growth in Germany in 1994 as the European market rebounded from a soft prior year. Likewise, the new cost effective Life-Span(R) line was well received by all US customers. The division's Life-Span(R) stockings and other products including the

    ALBAhealthTM brand of dressings were introduced to expanded distribution in the United States, Canada and Puerto Rico during the year.


    With 200 styles of sterile and bulk stockinette, the division's offering is one of the largest in the industry and sales increased 5% in 1994. This growth came from custom ORprocedure manufacturers, and the expanded group of distributors.


Thedivision's Heel and Elbow pads, XX-Span(R) dressing retainers, arm sleeves and other specialty products grew 4% in 1994.


    Perhaps the most significant event to impact the division during the year was the December 1st acquisition of the Pulsatile Anti-embolism System (P.A.S.(R)) from Baxter Healthcare. This dynamic system for the treatment and prevention of deep vein thrombosis nicely complements our anti-embolism compression stocking business. It's a business we know and understand and in fact have been involved with for a number of years. The net result will be that our sales in the vascular care market will more than double in 1995 as a result of this acquisition.


    Continuing the division's growth through expanded distribution and further acquisitions will continue to be our primary strategic thrust in 1995 and beyond.


    In summary, 1994 was a challenging but rewarding year for the division. The on-going dialog on a new healthcare system continues to result in significant consolidations within the industry. Healthcare providers and their product suppliers are merging in an accelerated rate, thereby reducing the customer base for medical product manufacturers. However, being positioned as
a provider of    (Photograph - healthcare product)

relatively low

cost medical

consumable

products means

that our ulti

mate customer

base - the patient - will continue to grow in the years ahead and we remain highly confident about the division's future.

       (Page number appears in leaf)5

The Consumer Products Division of Alba Waldensian manufactures and markets a wide variety of knitted apparel products, primarily using state-of-the-art computer controlled circular knitting machines. Product lines include intimate apparel and sheer hosiery in regular size, queensize and maternity size, marketed on a branded and private label basis.

(Photograph - Woman in intimate apparel)

    Alba's distribution channels continued to move upscale during the year and an increased emphasis on department store and specialty store distribution began to pay off. Major new accounts such as Price Club, BJ's and Bon Ton stores were added during 1994, resulting in incremental new volume for the company. Sales in all segments of our business finished well ahead of prior year and standard gross profit margin improved 13%, while spending as a percent of sales was reduced by 33%.

(Photograph - Woman in intimate apparel)

    By category, sales of intimate apparel increased 24.9% and our maternity business increased by 12.2% over 1993. Although the sheer hosiery business was difficult as consumer preference has continued shifting away from sheer hosiery toward tights and trouser socks and competitors cut prices to prop up sagging sales, this segment of our business finished 5.9% ahead. In total, the division's sales increased over 16% for the year and were solidly profitable.


Private Label

    In addition to our branded business, the private label segment has remained a key component of the division's overall strategy. Private label intimate apparel programs have been expanded in all classes of trade, including major department store groups. The continued development of this portion of our business is important, not only for the volume and profit it generates but also for the business relationships that it helps us to develop.

        (Page number appears in leaf)6

New Products

    New products are the life blood of our business and the division's commitment to providing quality products that consumers demand and offering them at value prices is foremost in our product development plans. 1994 saw the introduction of many new and more profitable products.


    During the year, the US Patent Office approved our patent application for the division's seamless, stretch bra which is knit on circular knitting equipment. This patent approval allows us to protect this revolutionary product from competitive copy-cats. The process which is utilized to knit these bras has further led to the development of tank tops and teddies, thereby significantly broadening Alba's product assortment at retail. Currently, the R&D group is refining control versions of these products which will be brought to market early next year as the "second round".


Other

    The division's Electronic Data Interchange (EDI) capabilities provide it with a direct link to our major retail customers for efficiently and quickly processing orders. Major retailers order on a daily basis rather than monthly, which smoothes order and merchandise flow through our distribution center.


    This requires however, that we have inventory readily available for each of our major accounts. Emphasis has therefore been increased on improving forecasting techniques to bring inventory down to minimum acceptable levels while servicing customer needs. Further, as new products are introduced into the line, it becomes increasingly important to plan the demise of older products which have become tired and need replacing. New procedures have been implemented to prevent the build-up of inventory on those products
which have              (Photograph -  Woman in intimate apparel)

been planned for

discontinuation.

Effectively han

dling this process

allows us to keep

our inventories

clean on an on

going basis.

                  (Page number appears in leaf)7

(Logo - Byford)

    Byford Apparel has now completed its second year as a division of Alba-Waldensian and continues to make progress toward developing the department store class of trade, while maintaining its rich and long heritage of specialty store-based British tradition.


Byford recently cele      (Photograph - Man trying on socks)

brated its 75th

anniversary and is

today a world-wide

brand. In the United

States, Byford prod

ucts were first intro

duced in 1923.


Byford designs and markets better men's socks and sweaters and focuses on three separate target markets - department stores, better specialty stores, and the fast emerging golf trade. Alternative markets, such as corporate premium sales and catalogs, are also being successfully developed by the company.

    Byford socks are sourced primarily from the D. Byford Mill in Leicester, England, while their sweater sourcing is more broadly based with products coming from the United Kingdom, the Far East and the United States.


    Due to a variety of factors, it became apparent in the first quarter of the year that Byford was developing problems in the areas of weak design and unbalanced inventories. Therefore, two personnel changes were made. First, Ralph M. Doernberg joined the division as president. Secondly, Claudia Herzog joined as vice president in charge of product development and design. As the year progressed, their influence began to be felt in terms of much improved design in both the sock and sweater lines and inventories quickly coming under control.


    The new "Made in America" line of Byford socks, targeted at the department store class of trade, was introduced in the first half of the year. Due to quality and design issues, it met with only limited success and is currently being totally redesigned and sourced for a relaunch during the latter part of the first quarter of 1995. This line will continue to be popularly priced and will compete for main-stream department store business. The division continues to place a great deal of emphasis on this collection as a means of significantly expanding its presence within the department store class of trade throughout the United States.


    Although there were some rocky times in the first part of 1994, the Byford/Alba-Waldensian marriage is still considered to be a good one and the corporation looks forward to a significantly improved results in 1995.


               (Page number appears in leaf)8

Alba Direct

    Alba Direct is the telemarketing arm of AlbaWaldensian, selling both consumer and medical specialty products to over 2400 independent retailers throughout the country.


    The division had a strong year and finished 1994 more than 37% ahead of prior year with profits out-pacing sales gains. This dramatic growth in volume reflects strong development of its export business, primarily to Japan, and the addition of All Day Long(R) bras and panties to their product offerings.


    Alba Direct's operating strategy is to provide its many independent retail customers with exceptional service, including the shipping of orders within 48 hours of receipt.

(Photograph - Woman working at computer)

    Alba Direct opened an outlet store in Branson, MO in late 1994 to test the feasibility of selling Alba product direct to consumers. The Branson facility will carry all of Alba's products including hosiery, bras, panties, teddies, maternity products, and Byford socks and sweaters. This store gives us an entry into one of the fastest growing retail channels.


    Telemarketing has consistently proven to be a low cost, low investment, high return method of achieving profitable new distribution and sales.

             (Page number appears in leaf)9

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1994 AND 1993

                                                                                                            1994            1993
ASSETS
CURRENT ASSETS:
Cash.................................................................................................   $    103,952    $    960,516
Accounts receivable (net of allowance for uncollectible accounts of $180,000 in 1994 and $194,000 in
  1993 (Note 3)......................................................................................      7,426,654       7,197,978
Refundable income taxes (Note 7).....................................................................        127,394          76,133
Notes receivable.....................................................................................         30,080          41,669
Inventories (Note 1).................................................................................     17,264,180      14,148,626
Deferred income tax asset (Note 7)...................................................................        298,010         402,435
Prepaid expenses and other...........................................................................        151,236         133,788
Total current assets.................................................................................     25,401,506      22,961,145
PROPERTY AND EQUIPMENT (Notes 2, 3, and 4):
Land.................................................................................................        139,744         139,744
Buildings............................................................................................      7,154,717       7,135,374
Machinery and equipment..............................................................................     19,807,849      18,253,100
Total property and equipment.........................................................................     27,102,310      25,528,218
Less accumulated depreciation and amortization.......................................................    (15,497,062)   (14,054,565)
Net Property and equipment...........................................................................     11,605,248      11,473,653
OTHER ASSETS:
Notes receivable.....................................................................................         77,995          85,318
Trademarks and patents...............................................................................        324,654         368,230
Cash surrender value of life insurance (net of loans against policies of $101,591 in 1994 and
  $143,164 in 1993)..................................................................................        320,325         335,422
Total other assets...................................................................................        722,974         788,970
Total assets.........................................................................................   $ 37,729,728    $ 35,223,768
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings and lines of credit (Note 3)...................................................   $  1,178,062    $    --
Current maturities of long-terms debt (Note 4).......................................................        500,000         550,000
Current maturities of capital lease obligations (Note 2).............................................        113,526         177,887
Accounts payable.....................................................................................      2,587,875       2,763,647
Accrued Expenses:
  Payroll and profit-sharing.........................................................................        689,983         620,972
  Property and payroll taxes.........................................................................        102,939         133,234
  Group health claims -- estimated...................................................................        150,000         150,000
  Other..............................................................................................        213,060         272,269
Total current liabilities............................................................................      5,535,445       4,668,009
LONG-TERM DEBT (Note 4)..............................................................................      1,000,000       1,500,000
CAPITAL LEASE OBLIGATIONS (Note 2)...................................................................         58,069         277,087
DEFERRED COMPENSATION................................................................................        344,391         450,365
DEFERRED INCOME TAX LIABILITY (Note 7)...............................................................      1,698,369       1,347,794
Total liabilities....................................................................................      8,636,274       8,243,255
Commitments (Notes 2, 3, 4, 5, 8 and 10).............................................................        --              --
STOCKHOLDERS' EQUITY (Notes 3 and 5):
Common stock -- authorized 3,000,000 shares, $2.50 par value; issued: 1,886,580 shares in 1994 and
  1993; outstanding: 1,863,153 and 1,838,528 shares in 1994 and 1993, respectively...................      4,716,450       4,716,450
Additional paid-in capital...........................................................................      9,182,158       9,182,158
Retained earnings....................................................................................     15,361,763      13,426,272
Total................................................................................................     29,260,371      27,324,880
Less treasury stock -- at cost (23,427 and 48,052 shares in 1994 and 1993, respectively).............       (166,917)      (344,367)
Total stockholders' equity...........................................................................     29,093,454      26,980,513
Total liabilities and stockholders' equity...........................................................   $ 37,729,728    $ 35,223,768

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
               (Page number appears in a leaf)10

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                              1994           1993           1992
NET SALES (Note 6)......................................................................   $56,506,566    $50,855,377    $40,567,425
COST OF SALES...........................................................................    42,252,186     37,376,874     30,380,066
GROSS MARGIN............................................................................    14,254,380     13,478,503     10,187,359
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 9)...................................    11,007,734     11,594,258      8,136,491
OPERATING INCOME........................................................................     3,246,646      1,884,245      2,050,868
OTHER INCOME (EXPENSE):
Interest expense........................................................................      (274,739)      (247,821)     (235,480)
Interest income.........................................................................        57,863         65,380        155,903
Gain on sale of property and equipment..................................................        27,992         83,598         11,138
Cost associated with unconsummated acquisition..........................................       --            (428,652)       --
Other...................................................................................        91,781         78,353         85,929
Total other income (expense), net.......................................................       (97,103)      (449,142)        17,490
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE........................................................     3,149,543      1,435,103      2,068,358
PROVISION FOR INCOME TAXES (Note 7).....................................................     1,203,667        450,625        726,838
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.......................     1,945,876        984,478      1,341,520
CUMULATIVE EFFECT ON PRIOR YEARS OF CHANGE IN ACCOUNTING FOR INCOME TAXES (Note 7)......       --             --             226,245
NET INCOME..............................................................................   $ 1,945,876    $   984,478    $ 1,567,765
INCOME PER COMMON SHARE DATA:
Income before cumulative effect of change in accounting principle.......................   $      1.05    $       .54    $       .74
Cumulative effect on prior years of change in accounting for
  income taxes..........................................................................       --             --                 .12
NET INCOME PER COMMON SHARE.............................................................   $      1.05    $       .54    $       .86

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                             ADDITIONAL
                                                            COMMON            PAID-IN      RETAINED       TREASURY STOCK
                                                     SHARES*      AMOUNT      CAPITAL      EARNINGS     SHARES     AMOUNT
BALANCE AT JANUARY 1, 1992........................  1,886,580   $4,716,450   $9,182,158   $10,994,430   (68,302)  $(604,175)
Net income........................................                                          1,567,765
Exercise of stock options.........................                                            (34,150)    5,000      64,150
BALANCE AT DECEMBER 31, 1992......................  1,886,580    4,716,450    9,182,158    12,528,045   (63,302)   (540,025)
Net income........................................                                            984,478
Exercise of stock options.........................                                            (86,251)   15,250     195,658
BALANCE AT DECEMBER 31, 1993......................  1,886,580    4,716,450    9,182,158    13,426,272   (48,052)   (344,367)
Net income........................................                                          1,945,876
Exercise of stock options.........................                                            (10,385)   24,625     177,450
BALANCE AT DECEMBER 31, 1994......................  1,886,580   $4,716,450   $9,182,158   $15,361,763   (23,427)  $(166,917)
                                                       TOTAL
BALANCE AT JANUARY 1, 1992........................  $24,288,863
Net income........................................    1,567,765
Exercise of stock options.........................       30,000
BALANCE AT DECEMBER 31, 1992......................   25,886,628
Net income........................................      984,478
Exercise of stock options.........................      109,407
BALANCE AT DECEMBER 31, 1993......................   26,980,513
Net income........................................    1,945,876
Exercise of stock options.........................      167,065
BALANCE AT DECEMBER 31, 1994......................  $29,093,454

*DENOTES SHARES ISSUED.
SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
               (Page number appears in a leaf)11

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                               1994           1993
OPERATING ACTIVITIES:
Net income...............................................................................   $ 1,945,876    $   984,478
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Depreciation and amortization..........................................................     1,736,576      1,731,808
  Provision for bad debts................................................................        74,933        654,205
  Gain on sale of property and equipment.................................................       (27,992)       (83,598)
  Increase in deferred income taxes......................................................       455,000        221,762
  Provision for inventory obsolescence...................................................       579,997        434,000
  Cumulative effect of change in accounting principle....................................       --             --
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................      (303,611)    (3,084,953)
     Refundable income taxes.............................................................       (51,260)        45,118
     Inventories.........................................................................    (3,695,551)    (3,819,867)
     Prepaid expenses and other..........................................................       (14,967)       146,003
     Accounts payable....................................................................      (175,772)     1,752,881
     Accrued and other liabilities.......................................................       (21,088)       255,816
     Deferred compensation...............................................................      (105,974)      (106,768)
Net cash provided by (used in) operating activities......................................       396,167       (869,115)
INVESTING ACTIVITIES:
Capital expenditures.....................................................................    (1,918,638)    (1,719,170)
Proceeds from sale of property, plant and equipment......................................         4,250         24,505
Proceeds from notes receivable...........................................................        31,530        232,276
Loans made...............................................................................       --             --
Net cash used in investing activities....................................................    (1,882,858)    (1,462,389)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement..................................     1,178,062        --
Proceeds from issuance of long-term debt.................................................       --           4,000,000
Principal payments on long-term debt and leases..........................................      (715,000)    (2,366,683)
Cash proceeds from exercise of stock options.............................................       167,065         75,000
Net cash provided by (used in) financing activities......................................       630,127      1,708,317
NET INCREASE (DECREASE) IN CASH..........................................................      (856,564)      (623,187)
CASH AT BEGINNING OF YEAR................................................................       960,516      1,583,703
CASH AT END OF YEAR......................................................................   $   103,952    $   960,516
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................   $   259,222    $   249,499
  Income taxes...........................................................................   $   801,917    $   327,139
                                                                                              1992
OPERATING ACTIVITIES:
Net income...............................................................................  $ 1,567,765
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Depreciation and amortization..........................................................    1,679,237
  Provision for bad debts................................................................       55,122
  Gain on sale of property and equipment.................................................      (11,138)
  Increase in deferred income taxes......................................................      311,017
  Provision for inventory obsolescence...................................................       76,000
  Cumulative effect of change in accounting principle....................................     (226,245)
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................      (46,045)
     Refundable income taxes.............................................................        5,449
     Inventories.........................................................................     (501,322)
     Prepaid expenses and other..........................................................     (218,221)
     Accounts payable....................................................................       56,314
     Accrued and other liabilities.......................................................     (525,962)
     Deferred compensation...............................................................      (88,364)
Net cash provided by (used in) operating activities......................................    2,133,607
INVESTING ACTIVITIES:
Capital expenditures.....................................................................   (1,326,091)
Proceeds from sale of property, plant and equipment......................................      108,500
Proceeds from notes receivable...........................................................       29,258
Loans made...............................................................................      (20,000)
Net cash used in investing activities....................................................   (1,208,333)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement..................................      --
Proceeds from issuance of long-term debt.................................................      --
Principal payments on long-term debt and leases..........................................     (921,409)
Cash proceeds from exercise of stock options.............................................       30,000
Net cash provided by (used in) financing activities......................................     (891,409)
NET INCREASE (DECREASE) IN CASH..........................................................       33,865
CASH AT BEGINNING OF YEAR................................................................    1,549,838
CASH AT END OF YEAR......................................................................  $ 1,583,703
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................  $   240,794
  Income taxes...........................................................................  $   410,272

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
               (Page number appears in a leaf)12

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
OPERATIONS -- Alba-Waldensian, Inc. (the Company) manufactures and sells an extensive line of knitted apparel products as well as a variety of surgical products for the health care industry.
PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pilot Research Corp., Alba-Waldensian Export Corp., and AWI Retail, Inc. All significant intercompany accounts and transactions have been eliminated.
CASH AND CASH EQUIVALENTS -- The Company considers short-term investments with original maturities of less than three months to be equivalent to cash. INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out "FIFO" basis) or market.
PROPERTY AND DEPRECIATION AND AMORTIZATION -- Property and equipment are stated at cost. Betterments are capitalized. Maintenance and repairs are expensed as incurred.
The provision for depreciation is primarily based on the straight-line method calculated to extinguish the costs of the respective assets over their estimated useful lives which range from seven to forty years for buildings and improvements and three to twenty years for furniture, fixtures, machinery and equipment.
Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter. INTANGIBLE ASSETS -- The costs of acquired trademarks and patents are amortized using the straight-line method over their estimated useful lives of approximately seventeen years.
REVENUE RECOGNITION -- The Company recognizes revenue when goods are shipped. RESEARCH AND DEVELOPMENT -- The Company sponsores research and development projects through its research and development department and its wholly owned subsidiary, Pilot Research Corporation. Expenditures for research and development are expensed as incurred. The Company spent approximately $376,000, $341,000 and $187,000 for research and development in 1994, 1993 and 1992, respectively.
INCOME TAXES -- The Company adopted prospectively Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) in 1992, which required a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.
CONCENTRATION OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade receivables. Any such risk is limited due to the Company's large number of customers and their geographic dispersion, except as discussed in Note 6.
NET INCOME PER COMMON SHARE -- Net income per common share is calculated on the weighted average number of shares of common stock outstanding (1,848,671 in 1994, 1,826,190 in 1993 and 1,818,949 in 1992). When dilutive, outstanding options to purchase common stock are considered. The effect on earnings per share of dilutive stock options was not material.
DEFERRED COMPENSATION -- The Company has agreements with several of its officers providing for the deferral of a portion of their annual compensation until their retirement from the Company. The agreements allow for payment of the deferred amounts over a ten-year period beginning on the retirement date. Compensation expense is being recognized over the period of active employment. The liability represents the present value of future payments as of December 31, 1994 and
1993
               (Page number appears in a leaf)13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
GROUP HEALTH INSURANCE -- The Company is self-insured as to group health insurance for its employees. The Company accrues an amount for estimated claims incurred but not reported.
PROFIT-SHARING PLAN -- The Company sponsors a profit-sharing plan which covers substantially all employees. Contributions to the plan are funded annually. RECLASSIFICATION -- Certain 1993 and 1992 amounts have been reclassified to conform with 1994 classifications.
1. INVENTORIES
Inventories at December 31, 1994 and 1993 include:

                                         1994           1993
Materials and supplies.............   $ 3,377,562    $ 2,548,836
Work-in-process....................     5,945,246      5,870,073
Finished goods.....................     7,941,372      5,729,717
Total..............................   $17,264,180    $14,148,626

During 1994, the Company recorded allowances for inventory obsolescence of approximately $580,000 related to the writedown of close-out and obsolete raw material and finished goods. In addition, the Company acquired $2,040,000 in inventory from Baxter Healthcare on December 1, 1994 that was financed by short-term borrowings (See Note 3).
2. LEASES
The Company leases certain computer equipment under capital leases. Such equipment is included in property and equipment as of December 31, 1994 and 1993 and is summarized as follows:

                                               1994        1993
Machinery and equipment....................  $549,039    $847,757
Less accumulated amortization..............   375,912     453,180
Net equipment under capital leases.........  $173,127    $394,577

The future minimum lease payments under capital and other equipment operating leases having initial or remaining noncancellable lease terms in excess of one year are summarized as follows:

                                             OPERATING    CAPITAL
YEAR                                          LEASES       LEASES
1995.......................................  $195,887     $133,706
1996.......................................   134,776       60,413
1997.......................................   116,033           --
1998.......................................    36,991           --
1999.......................................    24,851           --
Total minimum lease payments...............  $508,538      194,119
Less amount representing interest..........                 25,524
Present value of net minimum lease
 payments..................................                171,595
Less current maturities of capital lease
 obligations...............................                113,526
Noncurrent maturities of capital lease
 obligations...............................               $ 58,069

Total rental expense for all operating leases was $240,846 in 1994, $232,347 in 1993 and $191,554 in 1992.
3. SHORT-TERM BORROWINGS AND LINES OF CREDIT
The Company has an agreement with a bank which provides a seasonal line of credit of up to $3,000,000 (of which $1,821,938 was unused at December 31, 1994) with interest at the bank's prime rate. Indebtedness under this agreement is collateralized by equipment and accounts receivable. The Company also has established a $1,000,000 line of credit to support the issuance of import letters of credit which matured December 31, 1994. The loan agreements contain covenants, the most restrictive of which state that dividends will not exceed net income less debt service payments and that fixed asset additions will not exceed $2,500,000 per year.
               (Page number appears in a leaf)14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
The following relates to aggregate short-term borrowings in 1994, 1993 and 1992:

                                   1994         1993        1992
Amount outstanding at December
 31............................ $1,178,062       --          --
Maximum amount outstanding at
 any month end................. $1,178,062   $2,150,000   $400,000
Average amount outstanding
 (based on weighted daily
 average balances).............     59,326   $  733,836   $ 55,972
Weighted average interest rate
 during the year...............      6.98%        6.08%      6.40%
Weighted average interest rate
 at December 31................      7.00%       --          --

The weighted average interest rate during the year was computed by dividing total short-term interest expense for the year by the weighted average amount outstanding during the year.
4. LONG-TERM DEBT
Long-term debt at December 31, 1994 and 1993 is comprised of the following:

                                              1994         1993
Equipment Term Loan, due $125,000
 quarterly through December 31, 1997 plus
 interest at 6.30%.......................  $1,500,000   $2,000,000
Industrial Revenue Bond, paid February 1,
 1994, plus interest at 66% of quoted
 prime rate (6.00% at December 31,
 1993)...................................      --           50,000
Total....................................   1,500,000    2,050,000
Less current maturities..................     500,000      550,000
Long-term debt...........................  $1,000,000   $1,500,000

A substantial portion of the Company's property and equipment is pledged as collateral for the long-term debt.
Maturities of long-term debt, exclusive of capital lease obligations, over the next three years are as follows:

YEAR
1995................................................   $  500,000
1996................................................      500,000
1997................................................      500,000
Total...............................................   $1,500,000

5. COMMON STOCK AND EMPLOYEE INCENTIVE PLANS
In June, 1993, the Company adopted the 1993 Long Term Performance Plan (the 1993
Plan), which includes both qualified and nonqualified option provisions and stock appreciation rights and restricted, performance and other stock-based awards. Under the 1993 Plan, the Compensation Committee of the Board of Directors is authorized to grant stock awards to purchase up to 250,000 shares of the Company's common stock at prices equal to the fair value of the stock on the dates of grant. The 1993 Plan replaced the 1983 Employee Stock Option Plan (the 1983 Plan), which provided for the granting of 100,000 shares of the Company's stock.
The 1993 Plan options are exercisable over a period determined by the Compensation Committee at the date of grant, beginning five months after the date of grant. The 1983 Plan qualified and nonqualified options are exercisable at the rate of 25% per year, beginning one year from the date of grant. At December 31, 1994, options to purchase 33,000 shares were exercisable.
The Company has adopted the 1992 Nonqualified Stock Option Plan for Nonemployee Directors (the 1992 Plan). Under the 1992 Plan, each nonemployee director was granted options to purchase 2,000 shares of the Company's common stock at prices equal to the fair value of the stock on the dates of grant. Options to purchase an aggregate of 16,000 shares were granted December 14, 1993 and are exercisable any time after the grant date and before the expiration date (December 14, 1998).
                          (Page number appears in a leaf)15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
Transactions involving the Plans are summarized as follows:

OPTION SHARES                         QUALIFIED      NONQUALIFIED
Outstanding at
 January 1, 1992..................          69,000         25,000
Granted...........................          36,000         15,000
Exercised.........................          (5,000)            --
Expired and/or cancelled..........         (25,000)       (15,000)
Outstanding at
 December 31, 1992................          75,000         25,000
Granted...........................          37,500         16,000
Exercised.........................         (15,250)            --
Outstanding at
 December 31, 1993................          97,250         41,000
Granted...........................          50,000             --
Exercised.........................         (20,250)        (4,375)
Expired and/or cancelled..........         (18,500)          (625)
Outstanding at
 December 31, 1994................         108,500         36,000
OPTION PRICES PER SHARE:
1992
Granted........................... $    7.25-$8.25         $7.625
Exercised......................... $         6.125             --
Expired and/or cancelled.......... $   6.00-$9.125   $7.50-$7.625
1993
Granted........................... $  8.625-$10.00          $7.94
Exercised......................... $  6.125-$7.625             --
1994
Granted........................... $10.625-$11.250             --
Exercised......................... $  6.125-$7.625    $6.50-$7.62
Expired and/or cancelled.......... $  6.125-$8.625             --

6. MAJOR CUSTOMERS
The Company's single line of business is considered to be the manufacture, processing and sale of knitted products. Sales to Baxter Healthcare Corporation (representing 10% or more of net sales) totaled $12,902,722, $13,610,937, $11,074,280 in 1994, 1993 and 1992, respectively.
7. INCOME TAXES
In prior years, the Company was subject to alternative minimum tax. These amounts are allowed as credits against regular income tax in future years when the regular tax expense exceeds the alternative minimum tax expense. During 1994, the Company utilized approximately $117,000 of these alternative minimum tax credits to reduce income taxes. In addition, general business tax credits totaling approximately $182,000 were also used to reduce 1994 federal income taxes.
Approximately $24,000 of available alternative minimum tax credit carryovers were not utilized in 1994 and are available to offset future federal income taxes.
Components of the income tax provision for 1994, 1993 and 1992 included:

                                     1994        1993       1992
Current:
 Federal......................... $  632,667   $210,968   $415,821
 State...........................    116,000     17,895         --
Total current....................    748,667    228,863    415,821
Deferred:
 Federal.........................    438,000    196,513    226,982
 State...........................     17,000     25,249     84,035
Total deferred...................    455,000    221,762    311,017
Total provision for income
 taxes........................... $1,203,667   $450,625   $726,838

The approximate tax effect of each type of temporary difference and carryforward that gave rise to the Company's deferred income tax assets and liabilities for 1994 and 1993 under SFAS 109 are as follows:

1994                          ASSETS    LIABILITIES      TOTAL
Current:
 Receivables................ $ 49,766   $   --        $    49,766
 Inventories................  249,563       --            249,563
 Prepaid expenses...........    --           (1,459)       (1,459)
 Vacation pay...............      140       --                140
Total current...............  299,469        (1,459)      298,010
Noncurrent:
 Property...................    --       (1,922,664)   (1,922,664)
 Deferred compensation......  164,833       --            164,833
 Insurance reserve..........   54,900       --             54,900
 Deferred revenue...........    --          (19,352)      (19,352)
 Alternative minimum tax
  credit carryforward.......   23,914       --             23,914
Total noncurrent............  243,647    (1,942,016)   (1,698,369)
Total current and
 noncurrent................. $543,116   $(1,943,475)  $(1,400,359)

                 (Page number appears in a leaf)16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

1993                          ASSETS    LIABILITIES      TOTAL
Current:
 Receivables................ $ 55,004   $        --   $    55,004
 Inventories................  180,656            --       180,656
 Prepaid expenses...........       --       (15,587)      (15,587)
 Vacation pay...............      466            --           466
 General business credit
  carryforward..............  181,896            --       181,896
Total current...............  418,022       (15,587)      402,435
Noncurrent:
 Property...................       --    (1,883,366)   (1,883,366)
 Deferred costs.............  157,015            --       157,015
 Deferred compensation......  204,078            --       204,078
 Insurance reserve..........   54,945            --        54,945
 Deferred revenue...........       --       (21,380)      (21,380)
 Alternative minimum tax
  credit carryforward.......  140,914            --       140,914
Total noncurrent............  556,952    (1,904,746)   (1,347,794)
Total current and
 noncurrent................. $974,974   $(1,920,333)  $  (945,359)

The Company has not provided valuation allowances for the deferred tax assets as no conditions exist that require such allowances.
The income tax provision differs from the amount computed by applying the federal statutory income tax rate of 34% to pre-tax income. The computed amount is reconciled to total income tax expense as follows:

                                    1994        1993       1992
Federal income tax at
 statutory rate................. $1,070,845   $487,935   $ 703,242
State income taxes, net of
 federal benefit................     87,780     28,475      55,463
Restoration of general business
 credits due to IRS
 settlement.....................     --        (51,751)   (101,970)
Prior year income tax associated
 with IRS settlement and
 adjustments....................     --          --         64,575
Change, net of premiums paid and
 proceeds, in officers' life
 insurance values...............     (6,323)    (4,149)     (6,916)
Expenses which are not
 deductible for income
 tax purposes...................     22,923     13,323      12,444
All other.......................     28,442    (23,208)     --
Total provision for
 income taxes................... $1,203,667   $450,625   $ 726,838

8. EMPLOYEE BENEFITS
The Company has an employee salary deferral plan covering substantially all employees which allows participants to defer from 2% to 10% of their salaries with the Company contributing 40% of the participant's contribution. Contribution expense related to this plan for the years ended December 31, 1994, 1993 and 1992 was $171,030, $156,277,and $126,531, respectively.
9. SUPPLEMENTARY INCOME STATEMENT DATA
Reportable expenses in excess of 1% of operating revenues are as follows:

                                   1994        1993        1992
Royalties.....................   $369,284    $ 600,320   $ 264,801
Advertising and
 promotions...................   $522,156      725,514     529,453

10. SUBSEQUENT EVENT
On March 6, 1995, the Company purchased the Balfour Health Care Division and manufacturing facility in Rockwood, Tennessee from Kayser-Roth Corporation for approximately $14.5 million, subject to post-closing adjustments. It is anticipated that, the acquisition of Balfour will add approximately $15 million in annual sales to the Company. The company financed 100% of the acquisition price with a revolving loan agreement provided by a major bank.
The acquisition will be accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $8.721 million will be amortized on a straight line basis over its estimated life. The purchase price allocation is based on preliminary estimates of the fair value of the net assets acquired and is subject to adjustment.
                      (Page number appears in a leaf)17

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Directors
Alba-Waldensian, Inc.
Valdese, North Carolina
     We have audited the accompanying consolidated balance sheet of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alba-Waldensian, Inc. and subsidiaries at December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.
                                                    BDO SEIDMAN
Greensboro, North Carolina
February 8, 1995, except for Note 10
which is as of March 6, 1995
                     (Page number appears in a leaf)18

INDEPENDENT AUDITORS' REPORT
Board of Directors
Alba-Waldensian, Inc.
Valdese, North Carolina
     We have audited the accompanying consolidated balance sheet of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1993, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 8 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes effective January 1, 1992 to conform with Statement of Financial Accounting Standards No. 109.
DELOITTE & TOUCHE LLP
Hickory, NC
February 11, 1994
                       (Page number appears in a leaf)19

STOCK PRICES AND DIVIDEND INFORMATION

                                          SALES PRICE OF COMMON SHARES              SALES PRICE OF COMMON SHARES
                                            HIGH      1994       LOW                  HIGH      1993       LOW
First Quarter.........................      11 3/4                 9 7/8                  10               7 3/4
Second Quarter........................      12 1/8                 9 3/4              10 5/8               8 3/8
Third Quarter.........................      12 1/8                10 5/8              10 1/4               8 1/2
Fourth Quarter........................      11 3/8                10 1/2              10 7/8               8 1/2

                                                DIVIDENDS PER SHARE
First Quarter.........................  $    --                $    --
Second Quarter........................  $    --                $    --
Third Quarter.........................  $    --                $    --
Fourth Quarter........................  $    --                $    --

SEE NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS CONCERNING RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.
CLASSES OF PRODUCTS

   YEARS         WOMEN'S     WOMEN'S      MEN'S
   ENDED         HOSIERY     INTIMATE    HOSIERY                       HEALTH
DECEMBER 31,     PRODUCTS    PRODUCTS    PRODUCTS     MEN'S WEAR      PRODUCTS
    1990           19.0%       44.3%         9.7%       --               27.0%
    1991           15.7%       48.6%         1.2%       --               34.5%
    1992           19.1%       43.8%         1.0%       --               36.1%
    1993           19.2%       37.4%         7.3%         5.5%           30.6%
    1994           17.4%       40.2%         7.9%         4.3%           30.2%

NOTE: AMOUNTS REPRESENT PERCENTAGES OF ANNUAL NET SALES.
FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                  IN THOUSANDS EXCEPT FOR PER SHARE AMOUNT
                                                                                   1994       1993       1992       1991
SELECTED FINANCIAL DATA:
Net sales......................................................................   $56,506    $50,855    $40,567    $39,728
Gross margin...................................................................    14,254     13,479     10,187      9,072
Income before income taxes and cumulative effect of a change in accounting
  principle....................................................................     3,150      1,435      2,068      2,074
Provision for income taxes.....................................................     1,204        451        727        665
Income before cumulative effect of a change in accounting principle............     1,946        984      1,341      1,409
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................     --         --           226      --
Net income.....................................................................     1,946        984      1,567      1,409
Income per common share:
  Income before cumulative effect of a change in accounting principle..........      1.05        .54        .74        .77
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................     --         --           .12      --
  Net income per common share..................................................      1.05        .54        .86        .77
At Year End:
  Total assets.................................................................   $37,730    $35,224    $30,586    $29,767
  Long-term debt and capital lease obligations.................................     1,058      1,777        505        872
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................   $11,605    $11,474    $11,475    $11,982
  Current additions............................................................     1,919      1,719      1,326      1,844
  Depreciation.................................................................     1,693      1,688      1,614      1,483
Other:
  Working capital..............................................................   $19,866    $18,293    $15,922    $13,529
  Stockholders' equity.........................................................    29,093     26,981     25,887     24,289
  Stockholders' equity per common share........................................     15.73      14.78      14.23      13.36
  Weighted average number of shares of common stock outstanding................     1,849      1,826      1,819      1,818

                                                                                  1990
SELECTED FINANCIAL DATA:
Net sales......................................................................  $41,852
Gross margin...................................................................    8,834
Income before income taxes and cumulative effect of a change in accounting
  principle....................................................................    1,710
Provision for income taxes.....................................................      302
Income before cumulative effect of a change in accounting principle............    1,408
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................    --
Net income.....................................................................    1,408
Income per common share:
  Income before cumulative effect of a change in accounting principle..........      .77
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................    --
  Net income per common share..................................................      .77
At Year End:
  Total assets.................................................................  $28,386
  Long-term debt and capital lease obligations.................................      910
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................  $11,569
  Current additions............................................................    2,566
  Depreciation.................................................................    1,275
Other:
  Working capital..............................................................  $12,420
  Stockholders' equity.........................................................   22,880
  Stockholders' equity per common share........................................    12.59
  Weighted average number of shares of common stock outstanding................    1,818

SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS REPORT FOR A DISCUSSION OF CERTAIN FACTORS WHICH AFFECT THE COMPARABILITY OF THE INFORMATION REFLECTED ABOVE.
                    (Page number appears in a leaf)20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
The following table details the items in the Consolidated Statements of Income as a percentage of sales for 1994, 1993, and 1992.

                                            PERCENTAGE OF SALES
                                          YEAR ENDED DECEMBER 31,
                                        1994       1993       1992
Net Sales.............................  100.0%     100.0%     100.0%
Cost of Sales.........................   74.8      73.5       74.9
Gross Margin..........................   25.2      26.5       25.1
Selling, General and Administrative...   19.5      22.7       20.0
Operating Income......................    5.7       3.8        5.1
Other Income (Expense), Net...........    (.2)     (1.0 )      0.0
Income Before Income Taxes............    5.5       2.8        5.1
Provision for Income Taxes
  (including cumulative effect
  adjustment in 1992).................    2.1        .9        1.2
Net Income............................    3.4%      1.9 %      3.9 %

Net sales for 1994 increased $5,651,189 or 11.1% as compared to an increase of $10,287,952 or 25.4% in 1993. Net sales increased over 1993 primarily as a result of increased sales to existing customers and a shifting of customers to higher value added products. The Company experienced increases in sales of its intimate apparel, ladies hosiery, surgical footwear, stockinette, Byford socks and in its telemarketing operations. Alba's Factory Outlet store, which opened in late November and was not fully operational in 1994, had no significant impact on net sales.
The Byford Division, which was purchased in Decemeber of 1992 accounted for 15.7% of the 25.4% increase in 1993 net sales over 1992. The Company also experienced increases in sales of intimate apparel, ladies hosiery, surgical footwear, stockinette, and the Telemarketing operations.
Gross margin declined in 1994 to 25.2% as compared to 26.5% in 1993. Major factors that affected gross margins. The Byford Division closed-out and marked down excess inventories, resulting in a gross margin decline for the division from 34.9% in 1993 to 23.5% in 1994. Allowances for obsolences of approximately $580,000 were recorded in 1994 to account for such markdown and close-outs. Also, the Valdese, NC area experienced an unemployment rate of less than 3%, causing excess overtime, training and out sourcing for sewing and packaging product.
Although overall gross margins declined, the Health Products and Telemarketing divisions gross margins improved.
Gross margins in 1993 improved slightly from 1992, primarily due to sales of higher margin Byford products.
Selling, General and Administrative expenses as a percentage of sales decreased from 22.8% in 1993 to 19.5% in 1994. In 1993 the bankruptcy of a major retailer caused a charge to Bad Debts of 1.1% of sales and costs associated with the Leslie Fay(Register mark) line were not repeated in 1994. Also, in 1994 management placed special emphasis on controlling S, G & A costs.
Interest expense was $275,000 in 1994, $248,000 in 1993 and $235,000 in 1992.
Short term interest rates began to rise in 1994 and averaged 6.98% for 1994 as compared to average rates of 6.06% in 1993 and 6.40% in 1992. Average borrowings under the short term revolver were $57,000 in 1994 as compared to $734,000 in 1993 and $56,000 in 1992. Borrowings under the short term revolver did not occur in 1994 until November 30, at which time the company used its line of credit to finance the $2,040,000 purchase of the Baxter Healthcare Systems
P.A.S.(Register mark) The company plans to covert the short term financing to a long-term note in the first quarter of 1995. In general interest expense increased due to a higher average total debt in 1994.
Other Income (Expense), (exclusive of Interest Income and Expenses) Net for 1994 reflected net other income of $119,773 as compared to a net other expense of $266,701 in 1993 and net other income of $97,067 in 1992. Other expense in 1993 included a write-off of $429,000 for costs related to an unconsummated acquisition.
The Company continues to be faced with an unsettled retail environment. This trend, coupled with the fact that the Company is still primarily in the private label business with limited channels of distribution and is susceptible to replacement by branded products, increases the level of uncertainty about the level of sales in the future. However, management continues to search for alternate products and channels of distribution as well as aggressively pursuing branded products to combat this uncertainty in the marketplace. The Company is putting renewed
                         (Page number appears in a leaf)21

MANAGEMENT'S DISCUSSION CONTINUED
emphasis on placing its ALL DAY LONG(Register mark) brand in department stores to build its own brand. Management believes that the acquisition of Byford apparel and the renewed emphasis on the branded products are steps in the right direction.
LIQUIDITY AND CAPITAL RESOURCES
The Company's liquidity needs are primarily related to working capital required to support necessary increases in inventories, receivables and capital expenditures for plant and equipment renovations and expansions. These needs are being met by cash on hand, cash flow, and a short term line of credit of $3,000,000. The short term line of credit requires the Company to comply with certain restrictive covenants (see Note 3 to consolidated financial statements). These covenants permit the Company to fund capital expenditures at an adequate level to support current and future operations. Working capital increased by $1,572,925 over 1993. The increase over 1993 was primarily due to the P.A.S.(Register mark) inventories purchased from Baxter Healthcare Corporation. Cash provided by operating activities was $396,167 for 1994, compared to cash used of $869,115 in 1993 and cash provided of $2,133,607 in 1992. The cash provided by operations in 1994, was mainly the result of improved collection of accounts receivable during 1994.
Net cash used in investing activities was $1,882,858 in 1994 compared to $1,462,389 in 1993 and $1,208,333 in 1992. The cash used in each of these years primarily was invested in capital expenditures to expand capacities, and to replace and update existing plant and equipment.
Net cash provided by financing activities was $630,126 in 1994 compared to $1,708,317 in 1993 and to net cash used of $891,409 in 1992. Cash was provided in 1994 by short term debt and was used to finance the P.A.S.(Register mark) Business purchased from Baxter Healthcare Corporation.
Anticipated capital expenditures for 1995 will be approximately $2,300,000 for the existing business. Capital expenditures will be made to renovate existing plant and equipment and to purchase new, more efficient knitting equipment. It is expected that cash required for capital expenditures will be provided by operations, supplemented by the Company's short term line of credit.
SUBSEQUENT MATTERS
On March 6, 1995 the Company purchased the Balfour Healthcare Division from Kayser-Roth Corporation for approximately $14.5 million, subject to post closing adjustments.
The acquisition included Kayser-Roth's 258,000 square foot facility in Rockwood, Tennessee, all healthcare related machines, healthcare inventories, and healthcare accounts receivable.
It is expected that the acquisition of Balfour will add approximately $15 million in annual sales to Alba's Health Products Division. Balfour manufactures and distributes component and finished tubular knit products. Their customers include manufacturers of surgical gowns and drape packs, and distributors of healthcare products. Products include gown cuffs, stockinette drapes, orthopedic stockinette for casting systems, patient footwear, infant caps, and specialty products. All products are produced in and shipped from the Rockwood facility, which has also manufactured Kayser-Roth athletic sock brands.
Under a transition agreement Kayser-Roth will continue to manufacture sock products in the facility during a phase out period of approximately six months. The Company plans to integrate its Valdese Health Products Division manufacturing operations into the Rockwood facility, as Kayser-Roth phases out its sock production. The Valdese employees involved in the manufacture of Health Products will be absorbed into the Company's Consumer Products Division. The Company believes that the relocation of the Valdese Health Products manufacturing division to the Rockwood facility will help resolve the labor shortage the Company has experienced over the last few years.
It is anticipated that capital expenditures of approximately $800,000 will be made for machinery to improve efficiencies and renovations to the building to accommodate the Valdese production. It is expected that cash required for capital expenditures will be provided by operations and supplemented by the Company's short term line of credit.
OTHER
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in 1992. See Summary of Significant Accounting Policies and Note 7 of the Notes to the Consolidated Financial Statements.
                  (Page number appears in a leaf)22

QUARTERLY DATA (UNAUDITED)

                                                 QUARTERS ENDED (EXPRESSED IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                          1994                                            1993
                                   DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,   SEPTEMBER 30,   JUNE 30,
Net Sales........................    $ 13,667        $14,700      $ 14,744    $13,395      $ 13,308        $13,679      $11,870
Gross Margin.....................       3,175          4,063         3,782      3,234         3,723          3,702        2,967
Net Income.......................         264            792           549        341            16            568           98
Income per Common Share Data:
  Before Cumulative Effect of a
    Change in Accounting
    Principle....................         .14            .42           .30        .19      $    .01        $   .31      $   .05
  Net Income.....................         .14            .42           .30        .19      $    .01        $   .31      $   .05
Weighted Average Number of Shares
  of Common Stock Outstanding....       1,854          1,852         1,849      1,839         1,834          1,825        1,823

                                   MARCH 31,
Net Sales........................   $11,998
Gross Margin.....................     3,087
Net Income.......................       302
Income per Common Share Data:
  Before Cumulative Effect of a
    Change in Accounting
    Principle....................   $   .17
  Net Income.....................   $   .17
Weighted Average Number of Shares
  of Common Stock Outstanding....     1,823

1994
NOTE: SIGNIFICANT FOURTH QUARTER ADJUSTMENTS IN 1994 INCLUDED $202 INCREASE IN
      ALLOWANCE FOR INVENTORY OBSOLESCENCE ($125, NET OF INCOME TAXES).
1993
NOTE: SIGNIFICANT FOURTH QUARTER ADJUSTMENTS IN 1993 INCLUDED $556 BAD DEBT
      LOSSES AND $428 WRITE-OFF OF ACQUISITION COSTS ($382 AND $294, NET OF INCOME TAXES, RESPECTIVELY.)
                Left to right: Warren R. Nesbit, Thomas I. Nail,
                     Charles D. Poteat, Thomas F. Schuster,
                       Robert F. Fumento, Donald R. Denne

               (Page number appears in a leaf)23


CORPORATE MANAGEMENT

THOMAS F. SCHUSTER
  CEO & President

CLYDE WM. ENGLE
  Chairman of the Board

DONALD R. DENNE
  Senior Vice President

ROBERT F. FUMENTO
  Vice President

JAMES DOUGLAS DICKSON, JR.
  Assistant Secretary
  Corporate Controller

THOMAS I. NAIL
  Secretary-Treasurer
  & CFO

WARREN R. NESBIT
  Vice President

CHARLES D. POTEAT
  Vice President

CORPORATE DIRECTORS

TERM EXPIRING MAY 1995

CLYDE WM. ENGLE
  Chairman of the Board
  and Chief Executive
  Officer of Telco
  Capital Corporation
  Chicago, Illinois

JOSEPH C. MINIO
  President
  Belle Haven Management Ltd.
  Greenwich, Connecticut

THOMAS F. SCHUSTER
  President & Chief
  Executive Officer



TERM EXPIRING MAY 1996

C. ALAN FORBES
  Management Consultant
  Charlotte, North Carolina

LEE N. MORTENSON
  President and Chief Operating Officer & Director of
  Telco Capital Corporation
  Chicago, Illinois

JAMES M. FAWCETT, JR.
  Registered Representative and Agent
  Equitable Financial Companies
  Chicago, Illinois

TERM EXPIRING MAY 1997


PAUL H. ALBRITTON, JR.
  Management Consultant
  Raleigh, North Carolina

WILLIAM M. COUSINS, JR.
  Management Consultant
  Jupiter, Florida

GLENN J. KENNEDY
  Executive Vice President
  Acton Corporation
  Raleigh, North Carolina

CORPORATE INFORMATION

PRINCIPAL MARKET

The Company's Common Stock is listed on American Stock Exchange

TRANSFER AGENT - REGISTRAR
First Union National Bank
  of North Carolina
Charlotte, North Carolina

NUMBER OF SHAREHOLDERS
The number of holders of record
of Alba's Common Stock on March 10, 1995 was approximately 376.

ANNUAL MEETING
Third Wednesday in May

CORPORATE HEADQUARTERS
Alba-Waldensian, Inc.
Box 100
201 St. Germain, S.W.
Valdese, North Carolina 28690

AUDITOR
BDO Seidman
Greensboro, North Carolina

OFFER TO FURNISH FORM 10-K
Upon written request of a shareholder, the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the fiscal year 1994, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission. Requests should be directed to James Douglas Dickson, Jr., Alba-Waldensian,
Inc., Post Office Box 100, Valdese, North Carolina 28690.

                        (Page number appears in leaf)24

                  HISTORY OF ALBA-WALDENSIAN, INC.


Waldensian Hosiery Mills began operating in Valdese, North Carolina in 1901, in a 40 x 80 foot building constructed of timber cut from the local farm lands. Twenty employees reported to work at this new company on May 8th that year.

Over the last 94 years, Alba-Waldensian has grown into a multi-facility national company manufacturing a variety of innovative products for both domestic and international markets. Although the company began as a producer of women's knit hosiery products, in the mid-fifties the Company learned to knit women's stretch panties on their original full-fashion knitting equipment. Today, as things have progressed, the company uses state of the art technology in the form of high speed, computerized, circular knit machinery to knit stretch panties and pantyhose.

In 1961, Waldensian Hosiery Mills merged with Alba Hosiery Mills to form the current Alba-Waldensian and in 1969 the corporation went public, listing its stock on the American Stock Exchange. In 1974, the company introduced a group of health products utilizing Alba's knitting expertise. This business has since grown considerably and today Alba is a leading manufacturer and marketer of products used in hospitals and nursing homes, with distribution throughout the United States, Canada, England, Europe and the Middle East.

In 1989, the company formed Alba Direct, a telemarketing Division to sell the company's many products to small retail and export accounts. The company continued to diversify in 1992 with its acquisition of Byford Apparel, a leading marketer of English men's socks and sweaters. The company recognizes the influence of its Waldensian forefathers, who immigrated to Valdese, North Carolina from the Cottian Alps of Italy in 1893. With this keen sense of heritage and commitment to the future, Alba-Waldensian continues to build on its reputation for outstanding quality and service to its customers.