Form 10-K, Exhibit 13
period 1995-12-31
ALBA WALDENSIAN INC
filed 1996-04-01
CIK 3292

(Photo of a man working on a piece of machinery appears in the background of page)

(Alba-Waldensian logo appears here)
Alba-Waldensian
1995 Annual Report

(Photo of a person working on a piece of machinery)
(Photo of a man working)
(Photo of a man working on a computer)
(Photo of a woman working)

                                    THROUGH
                                    THESE
                                    PORTALS
                                    PASS
                                    THE
                                    MOST
                                    WONDERFUL
                                    PEOPLE
                                    IN THE
                                    WORLD...

                                    ALBA (ALBA LOGO)
                                    PEOPLE

To Our Shareholders

       1995 proved to be a complex, difficult and disappointing year for Alba-Waldensian. On the bright side, sales continued to grow, up 12.7% over the prior year to $63.7 million and productivity, as measured by sales per employee, rose to a record $71,273, a 6.4% increase. However, the Company went from a net income last year to a net loss this year of $1.66 million.
       The primary reason for the Company's loss was the incurring of negative manufacturing variances caused by a variety of factors that I will outline in the course of this letter.
       In early March, we acquired the Balfour Division of the Kayser-Roth Corporation for our Alba Health Products Division. Balfour's business is very similar to that of the Alba Health Division--the knitting of low-cost, low-tech, consumable medical products. This includes stockinette and footwear similar to what Alba has traditionally produced, as well as cuffs for gowns worn by operating room personnel. In addition, Balfour's customer list is broader than Alba's, thereby spreading the combined business over a broader base as well as offering significant opportunities for cross-selling by their salespeople.

                                   NET SALES
                                 $ in millions

          (Net Sales chart appears here. Plot points are as followed)

                         39.7  40.6   50.9   56.5  63.7
                          91     92   93     94    95


                                   SALES PER
                                    EMPLOYEE

                                 $ in thousands

      (Sales Per Employee chart appears here. Plot points are as followed)


                          46     51   58     67    71
                          91     92   93     94    95

       The immediate result of this acquisition was a 84% increase in the Division's sales. With the acquisition came Balfour's manufacturing facility in Rockwood, Tennessee, which enabled us to move Alba's Valdese healthcare operations to Tennessee to consolidate manufacturing in one facility and take advantage of Rockwood's better manufacturing efficiencies. This further allowed us to close and sell the division's Main Street facility in Valdese. The consolidation necessitated the creation of new jobs in Tennessee and the training of workers for these new jobs proved to be time-consuming and somewhat complex. In addition, we experienced several problems in setting up the Tennessee operation on Alba's MIS system. The net effect was the creation of negative manufacturing variances, which impacted the Division's operating income. As the year ended, however, the Division's inventory turn had increased from 2.42 to 4.21. Additionally, Alba brings highly automated manufacturing efficiencies to the Balfour operation, which lowers their manufacturing cost and improves margins for the Balfour product lines. Therefore, this move leads us to look forward to continuing improvements in 1996 in both sales and operating income for the Division.
       The Consumer Products Division had a disappointing year as sales volume fell 14.6% and they went from an operating income last year to an operating loss this year.
       The reasons for the sales decline include a generally terrible year for women's apparel products at retail, increased competition, and some product development difficulties which led to the delaying of the launch of a line of new products into 1996.
       The Division's decline in volume resulted in the creation of negative manufacturing variances which ran approximately 50% higher than last year. Additionally, during the third quarter, we took significant mark-downs to clear out a variety of excess, obsolete and irregular inventory. Spending was well controlled through the year and inventory turns increased; however, this was not enough to offset the previously mentioned manufacturing variances and the result was a bottom line loss.

       On the plus side, the Division has acquired the harve benard license for intimate apparel and continues to place emphasis on its successful new product development work.
       As a Company, we've taken a "worst case" approach to the Division's volume problems and restructured the Valdese operations to provide for the profitable operation of the Division at current volume levels. As part of this, we've closed our Alba Plant (the oldest and least efficient of our facilities), reduced employment, and set up a contract sewing operation for panties in El Salvador. We believe that the combination of these moves as well as a strengthening of top management planned for early 1996 will ensure that the Division returns to a profitable basis.
       Our Alba Direct Division suffered a sales decline of nearly 51% as its export business--primarily in Japan--experienced a severe contraction. To correct this situation, the Division had one of its Japanese distributors in Valdese for a series of meetings and our management traveled to Japan to meet with a variety of distributors and retailers. It would appear that these steps are correcting our volume problems in the Japanese market.
       In addition, the Division moved from separate facilities into the Consumer Products Division distribution center while its administrative and selling staff moved into Alba's main office building, to reduce overhead expenses. Further, the outlet store experiment in Branson, Missouri, did not work out and plans to shut it down were put in place. As a result, the Division is looking forward to increased sales and profits in 1996.
       The Byford Division also experienced a tough year due to problems with its sweater business. The winter of 1994 was extremely warm, which resulted in many of Byford's small accounts ending that year with excessive sweater inventories. Rather than closing them out, they held them over for the 1995 season and, as a result, it was difficult to sell-in the 1995 sweater line. This decline in sweater volume resulted in continued losses for the Division.

(Photo of a man standing beside machinary)

       1996 is expected to be a much better year for the Division as accounts have finally cleared out their excess sweater inventories, the weather has turned cold, and accounts are starting to buy sweaters again. At the same time, the Division took steps to streamline its operation and implement new forecasting procedures designed to eliminate close-outs.
       Net net, our 1995 results were unacceptable and we've taken many steps to improve results. Our Valdese operations have been significantly restructured, our sewing operations in El Salvador are starting to pay off, and our Rockwood operation is showing improved profitability. 1995 was a rough year for everyone and I'd like to thank the Alba team, as well as our customers and shareholders, for their continued support. We're looking forward to improvements in operating results and shareholder value in 1996.



Thomas F. Schuster
President and Chief Executive Officer

Health Products Division

       1995 was the most significant year for the Health Products Division since its inception 21 years ago. Our acquisition of the Balfour Health Care Division from Kayser-Roth nearly doubled the size of Alba's health business.
       Sales in 1995 increased over 90% over 1994. New products, as a result of the acquisition, include cuffs for disposable surgeons gowns (it is estimated Alba now has an 80% market share); Care-Steps(R), footwear which increased our footwear volume by a third and gives Alba over 50% share of this market; impervious stockinette; baby caps; Care SocksTM for diabetic patients; and several other specialty products.
       Our customer base increased by over 500 accounts, including significant volume with Johnson & Johnson Medical; Avent (Division of Kimberly-Clark), Owens & Minor, 3M Company, and Medline. While our overall sales to Baxter Healthcare increased over 30%, their purchases as a percent of our total business dropped significantly.

(Photos of socks appears along the bottom of page)

         After the close of the acquisition in March, albahealthTM began to relocate its Valdese health manufacturing operations to the 250,000-square-foot Rockwood, Tennessee plant, acquired in the Balfour deal. We now have all of our health products being produced and inventoried under one roof in Rockwood, creating a more efficient, lower cost operating environment; one that puts Alba in an excellent position to compete long range in the cost-conscious healthcare marketplace.

(Photo appears here)

       In addition to the new products acquired, Alba continues to produce anti-embolism stockings for sale in North America, Germany, Sweden, England, and Australia. The P.A.S.(R) business, acquired in December, 1994, provides a total vascular care

(Photo of a person working on a machine appears here)

system in conjunction with stockings. Sales and profits from the P.A.S.(R) product line met our goals in 1995.
       Market share of our slip-resistant footwear increased over 50% in 1995. Our diverse offering of Terry-Treads(R), Fashion-TreadsTM, Safe-T-Treads(R), and Day-Treads(R) was augmented by the Care-StepsTM line of Balfour. Our range of products cover every customer need from long term usage to the short term with our economical Day-Treads(R).

(Photo of some one modeling hospital products appears here)

       Likewise, the Balfour acquisition greatly expanded our already extensive line of stockinette products. Non-sterile, sterile, and "pre-treated" for custom pack put-ups in a large variety of sizes allow us to meet any and all customer needs; of particular note is the availability of many impervious stockinette styles. All stockinette products are available in both 100% cotton and 100% polyester materials. To maintain service and growth, while lowering manufacturing costs, Alba has invested in high-speed knitting equipment for its stockinette production.
       Another significant investment was the construction of a new controlled environment "clean" room in Rockwood for the manufacture of our sterile dressing products. The new room will allow for the increased capacity necessary to provide products to our expanded customer base.
       The acquisition and subsequent manufacturing consolidation brought a large number of new employees to our Rockwood operation, many of whom needed to be trained for new jobs and new systems. It was a significant challenge requiring long hours for both manufacturing and management employees. The integration process has now been achieved because of the dedication of all the albahealthTM employees, both old and new.
       We enter 1996 with high expectations for continued profitable growth.

Consumer Products


       The Consumer Products Division of Alba-Waldensian, Inc. manufactures and markets a wide variety of knitted apparel products, primarily using state-of-the-art computer controlled circular knitting machines. Product lines include intimate apparel and sheer hosiery in regular size, queen size and maternity size, marketed on a branded and private label basis.
       1995 was a challenging and difficult year for the Consumer Products Division at Alba. Industrywide weakness in the apparel market at retail clearly impacted most manufacturers, resulting in falling sales and earnings, domestic plant closings and growing inventories. Alba was not immune to this weakness, finishing 1995 with sales down 14.6% vs. prior year. Counter to the industry, however, Alba's hosiery business increased 8.6% during 1995, the result of continuing niche marketing efforts in special size categories. Intimate apparel sales, however, declined 29.9% vs. 1994. This decline in intimate apparel was caused in large part by retail softness combined with competitive measures among some of the Division's major customers.

(Photo of hosiery package appears here)

       Late in the second quarter, when it became apparent that the weakness at retail was not a short-term trend, the Company took major steps to shrink its overhead to bring it in line with a lower volume base. One plant was closed, the division's work force was downsized and 30% of sewing was moved to El Salvador, in an attempt to drive costs down. While these steps will have a positive impact on the business long term, it was not enough to prevent losses in 1995. Throughout the year, marketing and selling expenses were tightly controlled and decreased 8.9% vs. 1994.

New Brands

       Late in 1995, the Division entered into a licensing agreement with harve benard to manufacture and market a collection of intimate apparel under the harve benard brand name. Launched in November to a receptive retail audience, the brand is expected to gain distribution in the Department/Specialty Store classes of trade, as well as among off-price branded retailers.

(Photo of a woman appears here)

Private Label

         The private label portion of our business continues to be aggressively pursued. Private label hosiery programs have grown in the specialty store class of trade. Additionally, the Division broadened distribution of bra and panty programs in accounts such as Nordstrom and Victoria's Secret catalog. The continued development of private label remains an important part of our on-going strategy.

New Products

       The Division's commitment to providing quality products at value prices is the cornerstone of our product development plan. 1995 saw the introduction of several key new product groups. Fashion basics were important in intimate apparel with such new products as cotton "naturals" and heather patterns, introduced early in the second half of the year. In November a super-size stretch lace bra was added to our bra collection, expanding the size range and the potential wearer base. Late in the year we completed development work on a revolutionary stretch seamless bra that provides underbust support and lift (without underwires) to improve the comfort and appearance of the wearer. The product is so unique that we have applied for patent protection. Additionally, we are nearing completion on a collection of seamless control panties slated for introduction in early 1996. In hosiery, queen size tights and trouser socks were introduced in the third quarter with improved gross margins.


Other

       During the year, the Division's inventories were carefully analyzed and substantial amounts of obsolete, close-out, excess and irregular inventory were identified and sold off. While this adversely impacted profits, particularly in the third quarter, it allowed us to "clean house" and go into 1996 with cleaner inventories.

(Photo of a woman appears here)

       The Division's Electronic Data Interchange (EDI) capabilities provide us with a direct link to our customers for efficiently and quickly processing orders. Major retailers order on a daily basis rather than monthly, which smoothes order and merchandise flow through our Distribution Center. Inter-company communications have also been improved by the addition of e-mail and on-line access to the World-wide Web.

Byford


       Byford Apparel has now completed its third year as a division of Alba-Waldensian and continues to share sales, marketing and knitting technologies with the core Alba business. The Byford brand of men's socks and sweaters is recognized throughout the world and was first introduced into the United States by founder Donald Byford in 1923.
       Byford designs and markets better men's socks and sweaters and focuses on three separate classes of trade-department stores, better specialty stores, and the fast-emerging golf trade. Alternative markets such as college bookstores, corporate premium sales, and catalogs are also being developed.
       Byford socks have traditionally been sourced primarily from the D. Byford Hosiery Mill in Leicester, England, although worldwide sourcing is now being initiated to bring new products at more popular price points to the market.
         Byford sweater sourcing is more broadly based, with product knit in the United Kingdom, the Far East and the United States. Byford, along with the rest of the apparel industry, experienced difficult conditions throughout 1995. Hosiery sales were flat versus the prior year as new account openings barely offset losses experienced from old account closings.
       Byford's sweater business was down versus 1994 as stores carried over their sweater inventories from the prior warm winter. The expansion of fleece as a fashion item also had a negative impact on the sweater business.
       Although  negatively  impacting  profits,  Byford

(Photo of socks appears here)

took the very necessary step of marking down and closing out old merchandise, primarily sweaters, that were the result of past years' design errors.

(Photo a women talking appears here)

       On a brighter note, during 1995, the division continued to make progress toward its longer range goal of developing the department store class of trade as a viable channel of distribution, while maintaining its rich and long heritage of specialty store-based British tradition. Byford relaunched its
Byford International line of men's socks in mid-year. This line primarily targets department stores and the re-introduction was quite successful. Considerable expansion of this segment of our business, which enjoys operating under the quality umbrella provided by the English-made line, is expected throughout 1996.
       Looking ahead, Byford has taken some major steps to increase market share in the future. Divi-sion sock collections, both high-end and moderately priced, continue to gain momentum and are expected to show volume gains during 1996. The sweater collections are considerably stronger than they have been in the past, due to the new design expertise being applied to them, along with new yarns that are being introduced and new sourcing that's being developed.
       Particularly exciting is the exclusive that Byford has for men's sweaters at the 1996 U.S. Open Golf Tournament, to be held at Oakland Hills Country Club. This bodes well for a strong 1996 that will see a turnaround for Byford's volume and profitability.

Alba Direct

       Alba Direct began in 1990 as the telemarketing arm of Alba-Waldensian, selling both medical specialty products and consumer products to approximately 2400 independent retailers throughout the country. It has since evolved into an organization which handles the company's non-traditional sales channels.

(Photo of a person working on a computer appears here)

       The division had a very difficult year, in both the domestic area and in the recently developed export sales area. The domestic business finished down vs. year ago, due primarily to the closings of many small, independent stores. The export part of the business finished down 51% due to a restructuring of their distributor network in Japan. Distributors who had been heavily discounting Alba's products during 1994 were eliminated to protect the long-term viability of the business. The remaining distributors struggled to straighten out the business in the midst of Japan's on-going recession, which adversely affected Alba's business throughout the year.
       Alba Direct's venture into the outlet store arena in Branson, Missouri, proved to be unsuccessful and the store is slated to be closed in early 1996.
       Alba Direct has consolidated it's distribution center with that of Consumer Products to reduce its overhead and the Telemarketing staff was reduced as sales declined. Additionally, the entire staff has moved into Alba's Main Office building, thus allowing it to cease operating out of separate quarters, thereby further reducing overhead expenses. These steps streamline the operation while improving order response time.
       In spite of Alba Direct's very difficult retail environment, the Division operated profitably during 1995 and is looking forward to improved results in 1996.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

                                                                                                            1995            1994
ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................................................................   $     56,009    $    103,952
Accounts receivable (net of allowance for uncollectible accounts of $250,000 in 1995 and $180,000 in
  1994 (Notes 4 and 5)...............................................................................      9,391,137       7,426,654
Refundable income taxes..............................................................................        437,453         127,394
Notes receivable.....................................................................................         21,704          30,080
Inventories (Note 2).................................................................................     15,157,970      17,264,180
Deferred income tax asset (Note 8)...................................................................        480,850         298,010
Prepaid expenses and other...........................................................................        379,373         151,236
Total current assets.................................................................................     25,924,496      25,401,506
PROPERTY AND EQUIPMENT (Notes 3, 4, and 5):
Land.................................................................................................        259,744         139,744
Buildings............................................................................................      8,257,176       7,154,717
Machinery and equipment..............................................................................     21,462,652      19,807,849
Total property and equipment.........................................................................     29,979,572      27,102,310
Less accumulated depreciation and amortization.......................................................    (16,204,174)   (15,497,062)
Net property and equipment...........................................................................     13,775,398      11,605,248
OTHER ASSETS:
Notes receivable.....................................................................................         60,421          77,995
Trademarks and patents...............................................................................        281,082         324,654
Excess of cost over net assets acquired (Note 1).....................................................      8,957,001              --
Cash surrender value of life insurance (net of loans against policies of $107,842 in 1995 and
  $101,591 in 1994)..................................................................................        331,617         320,325
Total other assets...................................................................................      9,630,121         722,974
Total assets.........................................................................................   $ 49,330,015    $ 37,729,728
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings and lines of credit (Note 4)...................................................   $  1,267,600    $  1,178,062
Current maturities of long-term debt (Note 5)........................................................      2,350,000         500,000
Current maturities of capital lease obligations (Note 3).............................................         58,069         113,526
Accounts payable.....................................................................................      2,773,542       2,587,875
Accrued Expenses:
  Payroll and profit-sharing.........................................................................        517,286         689,983
  Property and payroll taxes.........................................................................        247,453         102,939
  Group health claims................................................................................        188,143         150,000
  Other..............................................................................................        481,801         213,060
Total current liabilities............................................................................      7,883,894       5,535,445
LONG-TERM DEBT (Note 5)..............................................................................     12,262,500       1,000,000
CAPITAL LEASE OBLIGATIONS (Note 3)...................................................................             --          58,069
DEFERRED COMPENSATION................................................................................        330,086         344,391
DEFERRED INCOME TAX LIABILITY (Note 8)...............................................................      1,385,019       1,698,369
Total liabilities....................................................................................     21,861,499       8,636,274
Commitments (Notes 3 and 9)
STOCKHOLDERS' EQUITY (Notes 4, 5 and 6):
Common stock -- authorized 3,000,000 shares, $2.50 par value; issued: 1,886,580 shares in 1995 and
  1994; outstanding; 1,867,403 and 1,863,153 shares in 1995 and 1994, respectively...................      4,716,450       4,716,450
Additional paid-in capital...........................................................................      9,182,158       9,182,158
Retained earnings....................................................................................     13,706,544      15,361,763
Total................................................................................................     27,605,152      29,260,371
Less treasury stock -- at cost (19,177 and 23,427 shares in 1995 and 1994, respectively).............       (136,636)      (166,917)
Total stockholders' equity...........................................................................     27,468,516      29,093,454
Total liabilities and stockholders' equity...........................................................   $ 49,330,015    $ 37,729,728

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       10

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                              1995           1994           1993
NET SALES (Note 7)......................................................................   $63,717,716    $56,506,566    $50,855,377
COST OF SALES...........................................................................    51,675,498     42,252,186     37,376,874
GROSS MARGIN............................................................................    12,042,218     14,254,380     13,478,503
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES............................................    13,139,788     11,007,734     11,594,258
OPERATING INCOME (LOSS).................................................................    (1,097,570)     3,246,646      1,884,245
OTHER INCOME (EXPENSE):
Interest expense........................................................................    (1,246,540)      (274,739)     (247,821)
Interest income.........................................................................        25,423         57,863         65,380
Gain (loss) on sale of property and equipment...........................................      (109,809)        27,992         83,598
Cost associated with unconsummated acquisition..........................................       --             --           (428,652)
Other...................................................................................       (41,019)        91,781         78,353
Total other income (expense), net.......................................................    (1,371,945)       (97,103)     (449,142)
INCOME (LOSS) BEFORE INCOME TAXES.......................................................    (2,469,515)     3,149,543      1,435,103
PROVISION (BENEFIT) FOR INCOME TAXES (Note 8)...........................................      (813,671)     1,203,667        450,625
NET INCOME (LOSS).......................................................................   $(1,655,844)   $ 1,945,876    $   984,478
NET INCOME (LOSS) PER COMMON SHARE......................................................   $      (.89)   $      1.05    $       .54

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                           ADDITIONAL
                                                          COMMON            PAID-IN      RETAINED       TREASURY STOCK
                                                   SHARES*      AMOUNT      CAPITAL      EARNINGS     SHARES     AMOUNT
BALANCE AT JANUARY 1, 1993......................  1,886,580   $4,716,450   $9,182,158   $12,528,045   (63,302)  $(540,025)
Net income......................................     --           --           --           984,478     --         --
Exercise of stock options.......................     --           --           --           (86,251)   15,250     195,658
BALANCE AT DECEMBER 31, 1993....................  1,886,580    4,716,450    9,182,158    13,426,272   (48,052)   (344,367)
Net income......................................     --           --           --         1,945,876     --         --
Exercise of stock options.......................     --           --           --           (10,385)   24,625     177,450
BALANCE AT DECEMBER 31, 1994....................  1,886,580    4,716,450    9,182,158    15,361,763   (23,427)   (166,917)
Net Loss........................................     --           --           --        (1,655,844)    --         --
Exercise of stock options.......................     --           --           --               625     4,250      30,281
BALANCE AT DECEMBER 31, 1995....................  1,886,580   $4,716,450   $9,182,158   $13,706,544   (19,177)  $(136,636)
                                                     TOTAL
BALANCE AT JANUARY 1, 1993......................  $25,886,628
Net income......................................      984,478
Exercise of stock options.......................      109,407
BALANCE AT DECEMBER 31, 1993....................   26,980,513
Net income......................................    1,945,876
Exercise of stock options.......................      167,065
BALANCE AT DECEMBER 31, 1994....................   29,093,454
Net Loss........................................   (1,655,844)
Exercise of stock options.......................       30,906
BALANCE AT DECEMBER 31, 1995....................  $27,468,516

*DENOTES SHARES ISSUED.
SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                               1995           1994
OPERATING ACTIVITIES:
Net income (loss)........................................................................   $(1,655,844)   $ 1,945,876
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization..........................................................     2,303,874      1,736,576
  Provision for bad debts................................................................       145,199         74,933
  Loss (Gain) on sale of property and equipment..........................................       109,809        (27,992)
  Increase (decrease) in deferred income taxes...........................................      (496,190)       455,000
  Provision for inventory obsolescence...................................................     1,619,013        579,997
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................      (153,403)      (303,611)
     Refundable income taxes.............................................................      (310,059)       (51,260)
     Inventories.........................................................................     2,010,308     (3,695,551)
     Prepaid expenses and other..........................................................      (239,429)       (14,967)
     Accounts payable....................................................................       185,667       (175,772)
     Accrued expenses and other liabilities..............................................       (38,227)       (21,088)
     Deferred compensation...............................................................       (14,305)      (105,974)
Net cash provided by (used in) operating activities......................................     3,466,413        396,167
INVESTING ACTIVITIES:
Capital expenditures.....................................................................    (1,609,840)    (1,918,638)
Proceeds from sale of property and equipment.............................................       271,830          4,250
Proceeds from notes receivable...........................................................        25,950         31,530
Purchase of Balfour Healthcare...........................................................   (15,321,714)       --
Net cash used in investing activities....................................................   (16,633,774)    (1,882,858)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement, net.............................        89,538      1,178,062
Proceeds from issuance of long-term debt.................................................    15,000,000        --
Principal payments on long-term debt and leases..........................................    (2,001,026)      (715,000)
Cash proceeds from exercise of stock options.............................................        30,906        167,065
Net cash provided by financing activities................................................    13,119,418        630,127
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................................       (47,943)      (856,564)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................................       103,952        960,516
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................   $    56,009    $   103,952
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................   $ 1,204,386    $   259,222
  Income taxes...........................................................................   $    25,934    $   801,917
                                                                                              1993
OPERATING ACTIVITIES:
Net income (loss)........................................................................  $   984,478
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization..........................................................    1,731,808
  Provision for bad debts................................................................      654,205
  Loss (Gain) on sale of property and equipment..........................................      (83,598)
  Increase (decrease) in deferred income taxes...........................................      221,762
  Provision for inventory obsolescence...................................................      434,000
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................   (3,084,953)
     Refundable income taxes.............................................................       45,118
     Inventories.........................................................................   (3,819,867)
     Prepaid expenses and other..........................................................      146,003
     Accounts payable....................................................................    1,752,881
     Accrued expenses and other liabilities..............................................      255,816
     Deferred compensation...............................................................     (106,768)
Net cash provided by (used in) operating activities......................................     (869,115)
INVESTING ACTIVITIES:
Capital expenditures.....................................................................   (1,719,170)
Proceeds from sale of property and equipment.............................................       24,505
Proceeds from notes receivable...........................................................      232,276
Purchase of Balfour Healthcare...........................................................      --
Net cash used in investing activities....................................................   (1,462,389)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement, net.............................      --
Proceeds from issuance of long-term debt.................................................    4,000,000
Principal payments on long-term debt and leases..........................................   (2,366,683)
Cash proceeds from exercise of stock options.............................................       75,000
Net cash provided by financing activities................................................    1,708,317
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................................     (623,187)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................................    1,583,703
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................  $   960,516
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................  $   249,499
  Income taxes...........................................................................  $   327,139

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       12

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

OPERATIONS -- Alba-Waldensian, Inc. (the Company) manufactures and sells an extensive line of knitted apparel products as well as a variety of surgical products for the health care industry. The Company's principal market for both apparel and surgical products is the United States.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pilot Research Corp., Alba-Waldensian Export Corp., and AWI Retail, Inc. All significant intercompany accounts and transactions have been eliminated.

ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company writes down close-out and irregular inventory on an ongoing basis based on market conditions. Inventories reflect valuation allowances necessary to reduce inventories to their net realizable value. It is reasonably possible that these estimates could change in 1996.

CASH AND CASH EQUIVALENTS -- The Company considers short-term investments with original maturities of less than three months to be equivalent to cash.

INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out "FIFO" basis) or market.

PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION -- Property and equipment are stated at cost. Betterments are capitalized. Maintenance and repairs are expensed as incurred.

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

Excess of cost of a company acquired over the fair value of its net assets at dates of acquisition (goodwill) is being amortized on the straight-line method over 15 years. Amortization expense charged to operations for 1995 was $471,421. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment. Based on the review, the Company does not believe that an impairment of its goodwill has occurred.

REVENUE RECOGNITION -- The Company recognizes revenue when goods are shipped.

ADVERTISING COSTS -- Advertising costs are charged to operations when incurred. The Company spent approximately $384,000, $522,000, and $725,000 for advertising in 1995, 1994 and 1993, respectively.

RESEARCH AND DEVELOPMENT -- The Company sponsors research and development projects through its research and development department and its wholly owned subsidiary, Pilot Research Corporation. Expenditures for research and development are expensed as incurred. The Company spent approximately $490,000, $376,000 and $341,000 for research and development in 1995, 1994 and 1993, respectively.

INCOME TAXES -- The Company calculates income taxes using the asset and liability method specified by Statement of Financial Accounting Standards No. 109.

CONCENTRATION OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade receivables. Any such risk is limited due to the Company's large number of customers

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

and their geographic dispersion, except as discussed in Note 7.

NET INCOME PER COMMON SHARE -- Net income per common share is calculated on the weighted average number of shares of common stock outstanding (1,864,618 in 1995, 1,848,671 in 1994 and 1,826,190 in 1993). When dilutive, outstanding options to purchase common stock are considered. The effect on earnings per share of dilutive stock options was not material for 1994 and 1993. For 1995, such options were antidilutive.

DEFERRED COMPENSATION -- The Company has agreements with several of its officers providing for the deferral of a portion of their annual compensation until their retirement from the Company. The agreements allow for payment of the deferred amounts over a ten-year period beginning on the retirement date. Compensation expense is being recognized over the period of active employment. The liability represents the present value of future payments earned as of December 31, 1995 and 1994.

INTEREST RATE SWAPS -- Interest rate swap agreements are entered into primarily as a hedge against interest exposure of variable-rate debt. The difference to be paid or received on swap agreements is included in interest expense as payments are made or received.

GROUP HEALTH INSURANCE -- The Company is self-insured as to group health insurance for its employees. The Company accrues an amount for estimated claims incurred but not reported.

PROFIT-SHARING PLAN -- The Company sponsors a profit-sharing plan which covers substantially all employees. Contributions to the plan are funded annually (see
Note 9).

RECENT ACCOUNTING PRONOUNCEMENTS -- Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", issued by the Financial Accounting Standards Board
(FASB), is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), issued by the Financial Accounting Standards Board (FASB), is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123, are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard encourages a fair value method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the pro forma net income and earnings per share, determined as if the fair value based method has been applied. The Company plans to continue to apply APB Opinion No. 25 when adopting this statement, and accordingly, this statement is not expected to have a material impact on the Company.

RECLASSIFICATION -- Certain 1994 and 1993 amounts have been reclassified to conform with 1995 classifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ACQUISITION

On March 6, 1995, the Company purchased the Balfour Health Care Division and manufacturing facility in Rockwood, Tennessee ("Balfour"), a manufacturer of knitted medical products, from Kayser-Roth Corporation for approximately $15.3 million. The Company financed 100% of the acquisition price with a revolving loan agreement provided by a bank (See Note 5).

The acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $9.428 million is amortized on a straight line basis over 15 years.
The accompanying consolidated statements of income reflect the operating results of Balfour since the effective date of the acquisition. Pro forma unaudited consolidated operating results of the Company and Balfour for the years ended December 31, 1995 and 1994, assuming the acquisition had been made as of January 1, 1995 and 1994, are summarized below:

[CAPTION]

                                           1995           1994
                                        (UNAUDITED)    (UNAUDITED)
Net sales............................      66,193         71,629
Net income (loss)....................      (1,598)         2,470
Earnings (loss) per share............        (.86)          1.34

2. INVENTORIES

Inventories at December 31, 1995 and 1994 include:

                                         1995           1994
Materials and supplies.............   $ 3,171,091    $ 3,377,562
Work-in-process....................     4,749,829      5,945,246
Finished goods.....................     7,237,050      7,941,372
Total..............................   $15,157,970    $17,264,180

3. LEASES

The Company leases certain computer equipment under capital leases. Such equipment is included in property and equipment as of December 31, 1995 and 1994 and is summarized as follows:

                                               1995        1994
Machinery and equipment....................  $447,080    $549,039
Less accumulated amortization..............   426,389     375,912
Net equipment under capital leases.........  $ 20,691    $173,127

The future minimum lease payments under capital and other equipment operating leases having initial or remaining noncancellable lease terms in excess of one year are summarized as follows:

                                             OPERATING    CAPITAL
YEAR                                          LEASES       LEASES
1996.......................................  $434,000     $ 60,414
1997.......................................   307,000           --
1998.......................................   105,000           --
1999.......................................    44,000           --
2000.......................................    16,000           --
Thereafter.................................    17,000
Total minimum lease payments...............  $923,000       60,414
Less amount representing interest..........                  2,345
Present value of net minimum lease
 payments..................................               $ 58,069

Total rental expense for all operating leases was $398,000 in 1995, $241,000 in 1994 and $232,000 in 1993.

4. SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has an agreement with a bank which provides a seasonal line of credit of up to $5,000,000 (previously $3,000,000 in 1994) of which $3,732,400 was unused at December 31, 1995, with interest at the LIBOR rate plus 1.75% (7.75% at December 31, 1995) or as low as 1.25% if certain net worth targets are met. The line of credit commitment will be automatically reduced by $1,000,000 on both May 31, 1998 and March 31, 1999. Indebtedness under this agreement is collateralized by equipment and accounts receivable. The loan agreement contains covenants including, but not limited to, restrictions related to indebtedness, net worth (not less than $18,753,000 at December 31, 1995), dividends, capital expenditures and cash flow. At December 31, 1995, after giving effect to a waiver granted by the bank relating to net worth and cash flow, the Company is in compliance with the provisions of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

The following relates to aggregate short-term borrowings in 1995, 1994 and 1993:

                                  1995         1994         1993
Amount outstanding at December
 31........................... $1,267,600   $1,178,062       --
Maximum amount outstanding at
 any month end................ $1,466,000   $1,178,062   $2,150,000
Average amount outstanding
 (based on weighted daily
 average balances)............ $  672,478   $   59,326   $  733,836
Weighted average interest rate
 during the year..............      7.51%        6.98%        6.08%
Weighted average interest rate
 at December 31...............      7.44%        7.00%       --

The weighted average interest rate during the year was computed by dividing total short-term interest expense for the year by the weighted average amount outstanding during the year.
5. LONG-TERM DEBT

Long-term debt at December 31, 1995 and 1994 is comprised of the following:

                                            1995          1994
Variable Rate Term Loan, due $462,500
 quarterly through December 31, 1997
 and $587,500 quarterly from March 1,
 1998 through December 31, 1999, with
 $5,212,500 due March 31, 2000 plus
 interest at LIBOR rate plus 2.0% (8.0%
 at December 31, 1995) or as low as
 1.5% if certain net worth targets are
 met...................................  $13,612,500   $   --
Equipment Term Loan, due $125,000
 quarterly through December 31, 1997
 plus interest at 6.30%................    1,000,000    1,500,000
Total..................................   14,612,500    1,500,000
Less current maturities................    2,350,000      500,000
Long-term debt.........................  $12,262,500   $1,000,000

In March 1995, in connection with the acquisition of Balfour, the Company entered into an agreement with a bank to provide a $15,000,000 variable rate term loan. The loan agreement contains covenants including, but not limited to, indebtedness, net worth (not less than $18,753,000 at December 31, 1995), dividends, capital expenditures and cash flow. At December 31, 1995, after giving effect to a waiver granted by the bank relating to net worth and cash flow, the Company is in compliance with the provisions of the agreement.

At December 31, 1995, the Company had an outstanding interest rate swap agreement under which the Company receives a variable rate based on LIBOR and pays a fixed rate of 7.95% on a notional amount of $3,868,561, as determined in one month intervals through November 30, 1998. The transaction effectively changes a portion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparty.

A substantial portion of the Company's property and equipment, and accounts receivable are pledged as collateral for the long-term debt.

Maturities of long-term debt, exclusive of capital lease obligations, over the next five years are as follows:

YEAR
1996...............................................   $ 2,350,000
1997...............................................     2,350,000
1998...............................................     2,350,000
1999...............................................     2,350,000
2000...............................................     5,212,500
Total..............................................   $14,612,500

6. COMMON STOCK AND EMPLOYEE INCENTIVE PLANS

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

The 1993 Plan options are exercisable over a period determined by the Compensation Committee at the date of grant, beginning five months after the date of grant. The 1983 Plan qualified and nonqualified options are exercisable at the rate of 25% per year, beginning one year from the date of grant. At December 31, 1995, options to purchase 61,125 shares were exercisable.

The Company adopted the 1992 Nonqualified Stock Option Plan for Nonemployee Directors (the 1992 Plan). Under the 1992 Plan, each nonemployee director was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

granted options to purchase 2,000 shares of the Company's common stock at prices equal to the fair value of the stock on the dates of grant. Options to purchase an aggregate of 16,000 shares were granted December 14, 1993 and are exercisable any time after the grant date and before the expiration date (December 14, 1998).

Transactions involving the Plans are summarized as follows:

OPTION SHARES                          QUALIFIED      NONQUALIFIED
Outstanding at
 January 1, 1993...................          75,000         25,000
Granted............................          37,500         16,000
Exercised..........................         (15,250)            --
Outstanding at
 December 31, 1993.................          97,250         41,000
Granted............................          50,000             --
Exercised..........................         (20,250)        (4,375)
Expired and/or cancelled...........         (18,500)          (625)
Outstanding at
 December 31, 1994.................         108,500         36,000
Granted............................           7,250             --
Exercised..........................          (1,750)        (2,500)
Expired and/or cancelled...........            (500)            --
Outstanding at
 December 31, 1995.................         113,500         33,500
OPTION PRICES PER SHARE:
1993
Granted............................ $  8.625-$10.00          $7.94
Exercised.......................... $  6.125-$7.625             --
1994
Granted............................ $10.625-$11.250             --
Exercised.......................... $  6.125-$7.625    $6.50-$7.62
Expired and/or cancelled........... $  6.125-$8.625             --
1995
Granted............................ $         8.125             --
Exercised.......................... $   7.75-$8.625          $6.50
Expired and/or cancelled........... $          7.75             --
Outstanding at
 December 31....................... $  6.125-$11.25   $6.125-$7.94

7. MAJOR CUSTOMERS
The Company's single line of business is considered to be the manufacture, processing and sale of knitted products. Sales to Baxter Healthcare Corporation (representing the only customer with 10% or more of net sales) totaled $16,601,252, $12,902,722, $13,610,937 in 1995, 1994 and 1993, respectively.

While the loss of Baxter Healthcare Corporation would have a material adverse effect on the business of the Company, management believes that, because of the number of departments within Baxter to which the Company sells, the likelihood of a material amount of sales loss is reduced.

8. INCOME TAXES

In prior years, the Company was subject to alternative minimum tax. These amounts are allowed as credits against regular income tax in future years when the regular tax liability exceeds the alternative minimum tax liability. During 1994, the Company utilized approximately $117,000 of these alternative minimum tax credits to reduce income taxes. In addition, general business tax credits totaling approximately $182,000 were also used to reduce 1994 federal income taxes.

In 1995 the net operating loss (NOL) for federal income tax purposes of $2,005,000 was carried back pursuant to federal statutes and fully utilized. As a result of the NOL carryback, approximately $255,000 of alternative minimum tax credit carryovers and $145,000 of business tax credit carryovers became available in 1995 to offset future federal income taxes.

The Company also has approximately $2,100,000 of state net operating loss carryforwards available for reduction of future state taxable income. These carryovers begin to expire in the year 2001.

The Company has not provided valuation allowances for the deferred tax assets as no conditions exist that require such allowances.

Components of the income tax provision (benefit) for 1995, 1994 and 1993 included:

                                    1995         1994        1993
Current:
 Federal......................... $(317,481)  $  632,667   $210,968
 State...........................        --      116,000     17,895
Total current....................  (317,481)     748,667    228,863
Deferred:
 Federal.........................  (411,810)     438,000    196,513
 State...........................   (84,380)      17,000     25,249
Total deferred...................  (496,190)     455,000    221,762
Total provision (benefit) for
 income taxes.................... $(813,671)  $1,203,667   $450,625

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

The approximate tax effect of temporary differences and carryforwards that gave rise to the Company's deferred income tax assets and liabilities for 1995 and 1994 are as follows:

1995                         ASSETS     LIABILITIES      TOTAL
Current:
 Receivables.............. $   75,455   $   --        $    75,455
 Inventories..............    322,970       --            322,970
 Other....................      2,425       --              2,425
 Benefit of Net Operating
  Loss carryforward.......     80,000       --             80,000
Total current.............    480,850                     480,850
Noncurrent:
 Property.................     --        (1,981,011)   (1,981,011)
 Deferred compensation....    154,720       --            154,720
 Insurance reserve........     54,950       --             54,950
 Deferred revenue.........     --           (13,678)      (13,678)
 General business tax
  credit carryforward.....    145,000       --            145,000
 Alternative minimum tax
  credit carryforward.....    255,000       --            255,000
Total noncurrent..........    609,670    (1,994,689)   (1,385,019)
Total current and
 noncurrent............... $1,090,520   $(1,994,689)  $  (904,169)

1994                          ASSETS    LIABILITIES      TOTAL
Current:
 Receivables................ $ 49,766   $   --        $    49,766
 Inventories................  249,563       --            249,563
 Prepaid expenses...........    --           (1,459)       (1,459)
 Vacation pay...............      140       --                140
Total current...............  299,469        (1,459)      298,010
Noncurrent:
 Property...................    --       (1,922,664)   (1,922,664)
 Deferred compensation......  164,833       --            164,833
 Insurance reserve..........   54,900       --             54,900
 Deferred revenue...........    --          (19,352)      (19,352)
 Alternative minimum tax
  credit carryforward.......   23,914       --             23,914
Total noncurrent............  243,647    (1,942,016)   (1,698,369)
Total current and
 noncurrent................. $543,116   $(1,943,475)  $(1,400,359)

The income tax provision differs from the amount computed by applying the federal statutory income tax rate of 34% to pre-tax income. The computed amount is reconciled to total income tax expense as follows:

                                   1995         1994        1993
Federal income tax at
 statutory rate (benefit)...... $ (839,635)  $1,070,845   $487,935
State income taxes, net of
 federal benefit (cost)........    (55,691)      87,780     28,475
Restoration of general business
 credits due to IRS
 settlement....................                  --        (51,751)
Change, net of premiums paid
 and proceeds, in officers'
 life insurance values.........     (4,196)      (6,323)    (4,149)
Expenses which are not
 deductible for income
 tax purposes..................     32,684       22,923     13,323
All other......................     53,167       28,442    (23,208)
Total provision (benefit) for
 income taxes.................. $ (813,671)  $1,203,667   $450,625

9. EMPLOYEE BENEFITS

The Company has an employee salary deferral plan covering substantially all employees which allows participants to defer from 2% to 10% of their salaries with the Company contributing 40% of the participant's contribution up to 4%. Contribution expenses related to this plan for the years ended December 31, 1995, 1994 and 1993 were $164,000, $171,000, and $156,000, respectively.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the short-term borrowings and lines of credit and debt issued pursuant to the Company's bank credit agreement approximate fair value because the interest rates on these instruments change with market rates. At December 31, 1995, the fair value of the Company's swap agreement was not material.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Directors
Alba-Waldensian, Inc.
Valdese, North Carolina
     We have audited the accompanying balance sheets of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1993 were audited by other auditors whose report dated February 11, 1994 expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the 1995 and 1994 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alba-Waldensian, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
                                       BDO SEIDMAN, LLP
Greensboro, North Carolina
February 8, 1996
                                       19

STOCK PRICES AND DIVIDEND INFORMATION

                                          SALES PRICE OF COMMON SHARES              SALES PRICE OF COMMON SHARES
                                            HIGH      1995       LOW                  HIGH      1994       LOW
First Quarter.........................      11 1/8                 9 7/8              11 3/4                9 7/8
Second Quarter........................      10 1/4                 8 3/8              12 1/8                9 3/4
Third Quarter.........................       9 1/8                 8 3/4              12 1/8               10 5/8
Fourth Quarter........................       9 1/8                 7 1/2              11 3/8               10 1/2

                                                DIVIDENDS PER SHARE
First Quarter.........................  $    --                $    --
Second Quarter........................  $    --                $    --
Third Quarter.........................  $    --                $    --
Fourth Quarter........................  $    --                $    --

SEE NOTES 4 AND 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS CONCERNING RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.
CLASSES OF PRODUCTS

   YEARS         WOMEN'S     WOMEN'S      MEN'S
   ENDED         HOSIERY     INTIMATE    HOSIERY                       HEALTH
DECEMBER 31,     PRODUCTS    PRODUCTS    PRODUCTS     MEN'S WEAR      PRODUCTS
    1991           15.7%       48.6%         1.2%       --               34.5%
    1992           19.1%       43.8%         1.0%       --               36.1%
    1993           19.2%       37.4%         7.3%         5.5%           30.6%
    1994           17.4%       40.2%         7.9%         4.3%           30.2%
    1995           15.5%       28.3%         6.2%         2.6%           47.4%

NOTE: AMOUNTS REPRESENT PERCENTAGES OF ANNUAL NET SALES.
FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                       IN THOUSANDS EXCEPT FOR PER SHARE
                                                                                                  AMOUNTS
                                                                                   1995       1994        1993       1992
SELECTED FINANCIAL DATA:
Net sales......................................................................   $63,718    $56,507    $50,855    $40,567
Gross margin...................................................................    12,042     14,254     13,479     10,187
Income (loss) before income taxes and cumulative effect of a change in
  accounting principle.........................................................    (2,470)     3,150      1,435      2,068
Provision (benefit) for income taxes...........................................      (814)     1,204        451        727
Income (loss) before cumulative effect of a change in accounting principle.....    (1,656)     1,946        984      1,341
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................     --         --         --           226
Net income (loss)..............................................................    (1,656)     1,946        984      1,567
Income (loss) per common share:
  Income (loss) before cumulative effect of a change in accounting principle...      (.89)      1.05        .54        .74
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................     --         --         --           .12
  Net income (loss) per common share...........................................      (.89)      1.05        .54        .86
  Weighted average number of shares of common stock outstanding................     1,865      1,849      1,826      1,819
At Year End:
  Total assets.................................................................   $49,330    $37,730    $35,224    $30,586
  Long-term debt and capital lease obligations.................................    12,263      1,058      1,777        505
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................   $13,775    $11,605    $11,474    $11,475
  Current additions............................................................     1,610      1,919      1,719      1,326
  Depreciation.................................................................     1,789      1,693      1,688      1,614
Other:
  Working capital..............................................................   $18,040    $19,866    $18,293    $15,922
  Stockholders' equity.........................................................    27,469     29,093     26,981     25,887
  Stockholders' equity per common share........................................     14.71      15.62      14.68      14.20

SELECTED FINANCIAL DATA:
Net sales......................................................................  $39,728
Gross margin...................................................................    9,072
Income (loss) before income taxes and cumulative effect of a change in
  accounting principle.........................................................    2,074
Provision (benefit) for income taxes...........................................      665
Income (loss) before cumulative effect of a change in accounting principle.....    1,409
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................    --
Net income (loss)..............................................................    1,409
Income (loss) per common share:
  Income (loss) before cumulative effect of a change in accounting principle...      .77
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................    --
  Net income (loss) per common share...........................................      .77
  Weighted average number of shares of common stock outstanding................    1,818
At Year End:
  Total assets.................................................................  $29,767
  Long-term debt and capital lease obligations.................................      872
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................  $11,982
  Current additions............................................................    1,844
  Depreciation.................................................................    1,483
Other:
  Working capital..............................................................  $13,529
  Stockholders' equity.........................................................   24,289
  Stockholders' equity per common share........................................    13.36

SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS REPORT FOR A DISCUSSION OF CERTAIN FACTORS WHICH AFFECT THE COMPARABILITY OF THE INFORMATION REFLECTED ABOVE.
                                       20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table details the items in the Consolidated Statements of Income as a percentage of sales for 1995, 1994, and 1993.

                                            PERCENTAGE OF SALES
                                          YEAR ENDED DECEMBER 31,
                                        1995       1994       1993
Net Sales.............................  100.0%     100.0%     100.0%
Cost of Sales.........................   81.1      74.8       73.5
Gross Margin..........................   18.9      25.2       26.5
Selling, General and Administrative...   20.6      19.5       22.7
Operating Income/(Loss)...............   (1.7)      5.7        3.8
Other Income (Expense), Net...........   (2.2)      (.2)      (1.0)
Income/(Loss) Before Income Taxes.....   (3.9)      5.5        2.8
Provision (Benefit) for Income
  Taxes...............................   (1.3)      2.1         .9
Net Income (Loss).....................   (2.6%)     3.4 %      1.9 %

NET SALES BY DIVISION FOR 1995, AS COMPARED TO 1994 ARE SET FORTH IN THE FOLLOWING TABLE:

                               IN THOUSANDS OF DOLLARS
                    DEC. 31   DEC. 31    INCREASE/    % INCREASE/
                     1995      1994     (DECREASE)    (DECREASE)
Consumer
  Products........  $25,853   $30,254      $(4,401)       (14.55%)
Health Products...   30,203    15,895       14,308         90.01%
Alba Direct.......    2,034     4,002       (1,968)       (49.17%)
Byford............    5,548     6,353         (805)       (12.67%)
AWI Retail........       80         3           77       2566.67%
Total.............  $63,718   $56,507      $ 7,211         12.77%

NET SALES BY DIVISION FOR 1994, AS COMPARED TO 1993 ARE SET FORTH IN THE FOLLOWING TABLE:

                               IN THOUSANDS OF DOLLARS
                    DEC. 31   DEC. 31    INCREASE/    % INCREASE/
                     1994      1993     (DECREASE)    (DECREASE)
Consumer
  Products........  $30,254   $26,013      $ 4,241        16.30%
Health Products...   15,895    15,552          343         2.21%
Alba Direct.......    4,002     2,914        1,088        37.33%
Byford............    6,353     6,376          (23)       (0.36%)
AWI Rental........        3         0            3          N/A
Total.............  $56,507   $50,855      $ 5,652        11.11%

Net sales for 1995 increased $7,211,150 or 12.8% as compared to 1994. The net sales increase as shown in the table above was attributed to the increase in sales of the Health Products Division, which includes the newly acquired Balfour Health Products Division. (See Note 1 to consolidated financial statements). During the year, the Company began to consolidate customers and products that were common to both Balfour and Alba-Waldensian. It is estimated that 84% of the 90% sales increase in the Health Products Division was due to the Balfour acquisition and the remainder is due to an increase in other business. The decrease in Consumer Products sales was the result of the prevailing weakness in the nation's retail sector and increased competition for the retailers' limited dollars. The decline in Alba Direct sales is attributed to the company's termination of two of its seven Japanese dealers, weakness in the Japanese markets, and a weakness in the domestic consumer retail sector. The Byford Division sales decline is primarily due to the softness in the sweater market, resulting from a warmer winter in 1994, causing retailers to carryover inventory to 1995, and the growing popularity of fleece and polartec as a substitute for sweaters.

Net sales for the 1994 increased $5,651,189 or 11.1% as compared to an increase of $10,287,952 or 25.4% in 1993. Net sales increased over 1993 primarily as a result of increased sales to existing customers and a shifting of customers to higher value added products. The Company experienced increases in sales of its intimate apparel, ladies hosiery, surgical footwear, stockinette, Byford socks and in its telemarketing operations. Alba's Factory Outlet store, which opened in late November and was not fully operational in 1994, had no significant impact on net sales.

Gross profits declined in 1995 to 18.9% of net sales, as compared to 25.2% in 1994. During 1995 the Company recorded an additional $1.2 million write-down of inventory. The Company writes down close-out and irregular inventory on a on-going basis, but due to the fact that Consumer Products sales volume had been soft for the last year and prices were being depressed by other manufacturers closing out excess inventory throughout the market place, the Company believed additional write-downs were necessary. Management believes that the additional write-downs taken in 1995 were sufficient to provide for close-out inventories and is not aware of any further write-downs necessary in 1996, other than those incurred under normal circumstances, that will materially affect future operating results.

The decline in sales in the Consumer Products and Alba Direct Divisions caused an increase in manufacturing cost per dozen, as manufacturing overhead cost could not be reduced proportionate to the decrease in sales. In March of 1995 the Company purchased Balfour Health Products, including a manufacturing facility in Rockwood, TN. The Company consolidated substantially all of its health products manufacturing, which was located in Valdese, NC, into the Rockwood facility. This consolidation caused the Company to incur duplicate expenses, as it phased the manufacturing out of Valdese, NC and into Rockwood, TN. In addition the Company experienced additional training cost in Valdese, NC and Rockwood, TN as senior employees in Valdese, NC moved to new jobs and as new employees were hired in Rockwood, TN.

The Byford Division's gross margins declined to 21.9% of net sales, as compared to 23.5% in 1994. Byford continued to sell excess sweater inventory which was down to market value in 1994.

Selling, General and Administrative expenses increased as a percentage of net sales to 20.6% from 19.5% in 1994. In 1995 Goodwill amortization of $471,421 was experienced as a result of the Balfour Health Products acquisition. Also contributing to the increase were additional distribution cost and selling expenses related to the Balfour business.

Interest expense was $1,246,540 in 1995, $274,739 in 1994 and $247,281 in 1993.
Short term interest rates averaged 7.51% for 1995, as compared to average rates of 6.98% in 1994 and 6.08% in 1993. Average borrowings under the short term revolver were $672,000 in

MANAGEMENT'S DISCUSSION CONTINUED
1995 as compared to $59,000 in 1994 and $734,000 in 1993. Borrowings under the short term revolver did not occur in 1994 until November 30, at which time the Company used its line of credit to finance the $2,040,000 purchase of the Baxter Healthcare Systems P.A.S.(Register mark) inventory. In March 1995 the Company incurred $15.0 million in long-term debt to finance the Balfour Health Products acquisition (see Note 5 consolidated financial statements).

Other Income (Expense), (exclusive of interest income and expense) for 1995 reflected net other expense of $150,828 as compared to a net other income of $119,773 in 1994 and net other expense of $266,701 in 1993. Net other expense in 1995 included $90,000 loss on sale of the Main Street plant and a return to a Licensee of $60,000 for the over payment of royalties from previous years. Other expenses in 1993 included a write-off of $429,000 for costs related to an unconsummated acquisition.

The Company continues to be faced with an unsettled retail environment. This trend, coupled with the fact that the Company is still primarily in the private label business with limited channels of distribution and is susceptible to replacement by branded products, increases the level of uncertainty about the level of sales in the future. However, management continues to search for alternate products and channels of distribution as well as aggressively pursuing branded products to combat this uncertainty in the market place.

The Company is putting renewed emphasis on placing its All Day
Long(Register mark) and HARVE BENARD licensed goods in department stores. The Company's Health Products Division has completed its consolidation of manufacturing into the newly acquired Balfour Healthcare Rockwood, Tennessee plant and is now placing renewed emphasis on cross selling between the Alba and Balfour customers.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs are primarily related to working capital required to support necessary increases in inventories, receivables and capital expenditures for plant and equipment, renovation and expansions. These needs are being met by cash on hand, cash flow and a short term credit of $5,000,000 (see
Note 4 to consolidated financial statements). Working capital decreased by $1,825,459 from 1994. The decrease from 1994 was primarily due to an increase in current maturities of long-term debt, which relates to the financing of the Balfour Health Products acquisition.

Cash provided by operating activities was $3,466,413 in 1995 compared to cash provided of $396,167 in 1994 and cash used of $869,115 in 1993. The cash provided in 1995 was mainly the result of a reduction in inventories due to lower consumer sales and management's efforts to reduce investments in inventory.

Net cash used in investing activities was $16,633,774 in 1995, compared to $1,882,858 in 1994 and $1,462,389 in 1993. The increase in cash used in 1995 reflects the purchase of Balfour Health Products. The cash used in 1994 and 1993 was primarily invested in capital expenditures to expand capacities, and to replace and update existing plant and equipment.

Net cash provided by financing activities was $13,119,418 in 1995 compared to $630,127 in 1994 and $1,708,317. Net cash provided in 1995 was primarily due to proceeds from the issuance of long-term debt for the acquisition of Balfour Health Products (see Note 5 to consolidated financial statements). Cash was provided in 1994 by short term debt and was used to finance the P.A.S.(Register mark) inventory purchased from Baxter Healthcare Corporation. The short term line of credit and long-term debt required the Company to comply with certain restrictive convenants. These convenants permit the Company to finance capital expenditures at an adequate level to support current and future operations.

Anticipated capital expenditures for 1996 will be approximately $2,100,000 for existing business. Capital expenditures will be made to renovate existing plant and equipment and to purchases new, more efficient knitting equipment. It is expected that cash required for capital expenditures, will be provided by operations, supplemented by the Company's short-term line of credit.

OTHER

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", issued by the Financial Accounting Standards Board (FASB), is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS-No.-123), issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SAFS No. 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard encourages a fair value method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which could require only disclosure of the pro forma net income and earnings per share, determined as if the fair value based method has been applied. The Company plans to continue to apply APB Opinion No. 25, when adopting this statement, and accordingly, this statement is not expected to have a material effect on the Company.

DERIVATIVES

At December 31, 1995, the Company had an outstanding interest rate swap agreement under which the Company receives a variable rate based on LIBOR and pays a fixed rate of 7.95% on a notional amount of $3,868,561, as determined in one month intervals through November 30, 1998. The transaction effectively changes a potion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparty.

             NET SALES
           $ in millions

(Net Sales chart appears here. Plot points are below)

       39.7   40.6    50.9     56.5    63.7
       91      92      93       94      95


               EARNINGS
            $ in millions

(Earnings chart appears here. Plot points are below)

       1.4   1.6    1.0    1.9  -1.7
       91    92     93     94   95


          EARNINGS PER SHARE
            $ dollars

(Earnings Per Share chart appears here. Plot points are below)

       .77   .86    .54    1.05  .89
       91    92     93     94    95


             GROSS MARGIN
                Percent

(Gross Margin chart appears here. Plot points are below)

       22.8  25.1   26.5   25.2   18.9
       91    92     93     94     95


(1) 1993 Proforma/actual shows actual net income and estimated net income before the two special charges to income in 1993.

(2) 1993 Proforma/actual shows actual earnings per share and estimated earnings per share before the two special charges to earnings in 1993.



QUARTERLY DATA (UNAUDITED)

                                              QUARTERS ENDED (EXPRESSED IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                   1995                                              1994
                              DECEMBER 31   SEPTEMBER 30   JULY 2    MARCH 31   DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
Net Sales...................    $16,319       $ 16,769     $16,252   $14,378      $13,667       $ 14,700     $14,744   $13,395
Gross Margin................      2,718          2,343       3,866     3,115        3,175          4,063      3,782      3,234
Net Income (loss)...........     (1,018)          (728)         64        26          264            792        549        341
Income (loss) Per Share.....      (0.54)         (0.39)       0.03      0.01         0.14           0.42       0.30       0.19
Weighted Average Number of
  Shares of Common Stock
  Outstanding...............      1,865          1,864       1,864     1,863        1,854          1,852      1,849      1,839

1995
NOTE: SIGNIFICANT THIRD QUARTER ADJUSTMENTS IN 1995 INCLUDED $1,200 IN INVENTORY WRITE-OFF ($744 NET OF INCOME TAXES).

1994
NOTE: SIGNIFICANT FOURTH QUARTER ADJUSTMENTS IN 1994 INCLUDED $202 INCREASE IN ALLOWANCE FOR INVENTORY OBSOLESCENCE ($125 NET OF INCOME TAXES).

Corporate Management


Thomas F. Schuster
   CEO and President

Clyde Wm. Engle
   Chairman of the Board
Donald R. Denne
   Senior Vice President

Dixon R. Johnson
   Vice President
James Douglas Dickson, Jr.
   Assistant Secretary
   Corporate Controller

Thomas I. Nail
   Secretary-Treasurer and CFO

Warren R. Nesbit
   Vice President

Charles D. Poteat
   Vice President

Corporate Directors

Term Expiring May 1996

C. Alan Forbes
   Management Consultant
   Charlotte, North Carolina

Lee N. Mortenson
   President and Chief Operating
   Officer and Director of
   Telco Capital Corporation
   Chicago, Illinois

James M. Fawcett, Jr.
   Registered Representative and Agent
   Equitable Financial Companies
   Chicago, Illinois

Term Expiring May 1997

Paul H. Albritton, Jr.
   Chief Financial Officer
   Target Technologies, Inc.
   Wilmington, North Carolina

William M. Cousins, Jr.
   Management Consultant
   Jupiter, Florida

Glenn J. Kennedy
   Executive Vice President
   Sunstates Corporation
   Raleigh, North Carolina

Term Expiring May 1998

Clyde Wm. Engle
   Chairman of the Board
   and Chief Executive Officer of
   Telco Capital Corporation
   Chicago, Illinois

Joseph C. Minio
   President
   Belle Haven Management Ltd.
   Greenwich, Connecticut

Thomas F. Schuster
   President and
   Chief Executive Officer

Corporate Information

Principal  Market
The Company's Common Stock is
listed on the American Stock
Exchange

Transfer Agent - Registrar
First Union National Bank of
North Carolina
Charlotte, North Carolina

Number of Shareholders
The  Number of  holders  of record
of Alba's  Common  Stock on March 8,
1996 was approximately 356.

Annual Meeting
May 8, 1996

Corporate Headquarters
Alba-Waldensian, Inc.
Box 100
201 St. Germain, S.W.
Valdese, North Carolina 28690

Auditor
BDO Seidman, LLP
Greensboro, North Carolina

Offer to Furnish Form 10-K
Upon written request of a shareholder, the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the fiscal year 1995, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission. Requests should be directed to James Douglas Dickson, Jr., Alba-Waldensian, Inc., Post Office Box 100, Valdese, North Carolina, 28690

(Alba-Waldensian, Inc. logo appears in the background of page)

                        History of Alba-Waldensian, Inc.

       Alba-Waldensian, Inc., a diversified knitwear producer with headquarters in Valdese, North Carolina, is the oldest manufacturing company in Burke County. The Company began during the early days of the developing Valdese community as the Waldenses immigrated from Italy in the late 1800s and started new lives in the foothills of the Blue Ridge Mountains.
       Waldensian Hosiery Mills began operations in 1901, in a 40 x 80 foot building constructed of timber cut from the local farmlands. Twenty employees reported to work at this new company on May 8th that year.
       Over the last 94 years, Alba-Waldensian has grown into a multi-facility national company manufacturing a variety of innovative products for both domestic and international markets. Although the company began as a producer of women's knit hosiery products in the mid-1950s, the Company learned to knit women's stretch panties on it's original full-fashioned knitting equipment. Today, as things have progressed, the Company uses state-of-the-art technology in the form of high speed, computerized machinery to knit stretch panties, bras, bodysuits, pantyhose, and medical specialty products.
       In 1961, Waldensian Hosiery Mills merged with Alba Hosiery Mills to form the current Alba-Waldensian and in 1969 the corporation went public, listing its stock on the American Stock Exchange.
       In 1974, the Company introduced a group of low-tech, consumable health products utilizing Alba's knitting expertise. This business has since grown considerably and today Alba is a leading manufacturer and marketer of products used in hospitals and nursing homes, with distribution throughout the United States, Canada, England, Europe and the Middle East.
       In 1989, the Company formed Alba Direct, a telemarketing Division to sell the Company's many products a small retail and export accounts. The Company continued to diversify in 1992 with it's acquisition of Byford Apparel, a leading marketer of high-quality English men's socks and sweaters.
       The Health Products Division acquired the Pulsatile Anti-Embolism System (PAS(R)) in 1994, thereby doubling its business in vascular care products. On March 6, 1995, the Company purchased the Balfour Healthcare Division from Kayser-Roth Corporation. The acquisition included Balfour's 258,000-square-foot facility in Rockwood, Tennessee. During 1995, the Company consolidated all health products manufacturing previously located in Valdese to the Rockwood facility.
       The Company recognizes the influence of its Waldensian forefathers, who emigrated to Valdese, North Carolina from the Cottian Alps of Italy in 1893. With this keen sense of heritage and commitment to the future, Alba-Waldensian continues to build on its reputation for outstanding quality and service to its customers.

                      (Alba-Waldensian logo appears here)

                             Alba-Waldensian, Inc.
                       PO Box 100, 201 St. Germain, S.W.
                              Valdese, N.C. 28690