Form 10-K, Exhibit 13
period 1996-12-31
ALBA WALDENSIAN INC
filed 1997-03-31
CIK 3292

(Bar graph appears here with the following plot points, along with a background logo for Alba-Waldensian)

91        92        93        94        95        96
39.7      40.6      50.9      56.5      63.7      65.8

Net Sales
                               ALBA-WALDENSIAN
                              1996 ANNUAL REPORT

                            ALBA-WALDENSIAN HISTORY


       Headquartered in Valdese, North Carolina, Alba-Waldensian, Inc. was founded in 1901 by Waldensians who had immigrated from Italy in the late 1800's to start new lives in the foothills of the Blue Ridge Mountains. From this modest beginning Alba-Waldensian, Inc. has grown over the last 96 years into a multi-facility company manufacturing a variety of very innovative products for domestic as well as international markets.
       The current Company's ancestor, Waldensian Hosiery Mills, first began operations in a 40 x 80 foot building using timber from local farms. The Company was a long-time producer of full fashioned women's knit hosiery until the 1950's when they brought their innovative spirit into play and learned to knit women's stretch panties on their original knitting equipment. Today, the Company uses the most modern, state-of-the-art computerized knitting technology, to produce a wide variety of stretch panties, bras, body suits, panty hose and medical specialty products.
       In 1961 Waldensian Hosiery Mills merged with Alba Hosiery Mills to form the current Alba-Waldensian, Inc. The Company then went public in 1969 with its stock listed on the American Stock Exchange (AWS).
       The Company introduced its first low-tech, consumable medical specialty products in 1974 utilizing its considerable knitting expertise. The health products business has grown steadily and today the Alba Health Division is a leading manufacturing and marketer of products used in hospitals, nursing homes, physician offices and extended care facilities throughout the world.
       Alba-Waldensian continued to diversify in 1992 with its acquisition of Byford Apparel, a leading marketer of high-quality English men's socks and sweaters. In 1996 Byford acquired the license to market Greg Norman socks, a major department store and golf shop men's brand.
       The Health Products Division continued to grow in 1994 by acquiring the Pulsatile Anti-Embolism System (PAS(R)) thereby doubling its vascular care business. In early 1995 the Company acquired the Balfour Healthcare Division thereby doubling the size of its healthcare business. During 1995 and 1996 the Company consolidated all health products manufacturing into the Rockwood, Tennessee facility that was part of the Balfour acquisition. At the same time, the Valdese facilities were dedicated to consumer products manufacturing.
       The highly innovative spirit that has been the trade-mark of Alba-Waldensian for close to a century continues today to be our "secret weapon" that enables us to continue to develop and market highly unique products and be extremely competitive throughout the world. It is with a keen sense of heritage that Alba-Waldensian commits itself to the future.

To Our Shareholders
-------------------------------------------------------------------------------

       I was named President and Chief Executive Officer of Alba-Waldensian on February 20, 1997, replacing Tom Schuster, who served as Chief Executive Officer from May 1992 to February 1997, and who resigned to pursue other business interests. Although I am new to the job, I am certainly no stranger to Alba, having spent twelve years as a member of the Board of Directors. Over these years I've served on several committees of the Board of Directors including the MIS Committee, the Stock Option and Executive Compensation Committee and the Strategic Planning Committee, giving me a good insight into the Company's operations. Some of my other business experiences include serving as President and Chief Operating Officer of Sunstates Corporation and Group Vice President with Gould Inc. and Becton Dickinson and Company.
       Alba-Waldensian realized significant growth during 1995 as a result of the Balfour acquisition, but 1995 earnings suffered due to the assimilation of the Balfour acquisition and a 14.6% decline in Consumer Products sales. This led to our loss of $1.66 million for 1995.
       I'm happy to report the Company made great strides during 1996 in resolving many of these issues. While 1996 results were certainly an improvement over 1995, they were still a disappointment to us.
       Sales for 1996 increased 3.3% to $65,815,000, a record high for the Company. At the same time, our profits went from a loss of $1,656,000 last year to a profit this year of $320,000. While this level of profitability is far from acceptable, it does represent a turn-around in the bottom line of nearly $2,000,000 and is an indication that the many changes made are having a positive effect.
       Productivity, as measured by sales per employee, grew by 12.3% to a new record of $80,066.
       Looking at the Company on a divisional basis, the Health Products Division had another good year with sales up 8% and operating income up 47%. The division is now 50% of total Company sales vs 28% in 1994 prior to our acquisitions of the Balfour and Baxter PAS(R) businesses.
       The Health Products management team continues to face a very rapidly changing market place as consolidation continues at all levels -- among hospitals, distributors and suppliers. In an attempt to stay ahead of the rate of change in their industry, they are taking steps that will lead to faster and more innovative research and development efforts, better grouping and cross-selling of their products and an overall emphasis on being more competitive to increase their market share.
       Helping these efforts, in late December, the FDA gave the Health Products Division approval for a significant new product for their PAS(R) business.
       In February 1996, Dixon Johnston joined Alba as the new president of the Consumer Products Division. He has over 29 years of experience in consumer marketing. While sales for the year for the Consumer Products Division were basically flat, their operating loss was significantly reduced. Dixon has brought much better focus to the division and they are now concentrating on two product categories -- seamless intimate apparel and queensize hosiery. The division has placed increased emphasis on inventory control and it's having very positive results. Their average inventories are down 20% and their turns are up 30%.
       The Alba Direct Division has stabilized sales while reducing their overhead expense level. During the year, several independent sales representatives were engaged to assist in selling product. In addition, the division participated in a Department of Commerce study on the Japanese marketplace to aid them in rebuilding sales in that very key marketplace.
       The Byford Division exited the fashion sweater business during the year. While this resulted in a loss of sweater sales volume, it also eliminated significant losses associated with product close-outs. Overall, the Division had nearly flat sales, as increases in their sock volume replaced most of the lost sweater sales. At mid-year, the Division acquired the license for Greg Norman socks and initial results for this new line have been very promising.
       Toward year end, the Company executed a reorganization of manufacturing operations in Valdese. We hope that this will significantly reduce manufacturing overhead and serve us well as we go forward. After an extensive search by the Company, Mr. Ron Harrison joined Alba-Waldensian in March 1997 as Vice President of Operations. He brings over 25 years of experience in apparel manufacturing to the Company.
       While 1996 returned Alba to a state of profitability, the results were by no means satisfactory. The plan we have put together for 1997 shows modest sales growth but improved growth in the corporation's profitability and we're all looking forward to executing this plan properly and in a timely manner.
       I want to thank everyone at Alba for a lot of hard work. We're looking forward as a team to improvements in our operating results and shareholder value in 1997.


Sincerely,


/s/ Lee N. Mortenson
Lee N. Mortenson
President and Chief Executive Officer


Net Sales
$ in millions

(Bar graph appears here with the following plot points)

92          93          94          95          96
40.6        50.9        56.5        63.7        65.8


Sales Per
Employee
Thousands

(Bar graph appears here with the following plot points)

92          93          94          95          96
51          58          67          71          80

Health Products Division
--------------------------------------------------------------------------------

       The key to success in today's ever-changing healthcare market is delivering great products with great value. albahealth(TM) is constantly listening to its customers to manufacture and deliver products that not only meet their needs, but exceed their expectations.
       Despite continued emphasis on reducing costs in the healthcare industry, albahealth(TM) experienced the largest sales year in its 22 year history. With over 500 customers, a broad based product line and manufacturing efficiencies, albahealth(TM) is well positioned to compete long term in the cost-conscious healthcare marketplace.
       albahealth(TM) is now the market leader in three different product groups. Our diverse offering of slip-resistant footwear continues to be the mainstay of the product line, with a market share in excess of 50%.
       albahealth(TM) continues to be the market leader in stockinette with sales increasing over 14% in 1996. Our extensive line of products, including non-sterile, sterile, and "pre-treated" stockinette for custom pack put-ups in a large variety of sizes allows us to meet any and all customer needs.
       It is estimated albahealth(TM) now manufactures over 80% of the cuffs used for disposable surgeons gowns. Cuff sales increased over 26% in 1996, the largest sales increase of any of our product groups.
       In December 1996, albahealth(TM) was granted FDA approval for its new PulStar(TM) system. PulStar(TM) combines the clinically proven efficiencies of the PAS(R) System with an easier to apply wrap feature. The addition to PulStar(TM) with PAS(R), C.A.R.E.(R), and Life-Span(R) anti-embolism stockings provides a complete vascular product system.
       The 1995 acquisition of Balfour and subsequent consolidation of all health products manufacturing in Rockwood, Tennessee has created a more efficient and lower cost operating environment. With the manufacturing and customer service team now in place, albahealth's(TM) future is the brightest its ever been.
       albahealth's(TM) ultimate strength is our people. Empowered to do what's best for our customers, they responded with breakthroughs in product design, cost reduction, quality improvement, manufacturing efficiency and overall productivity.
       We enter 1997 with high expectations for continued profitable growth.

Consumer Products
--------------------------------------------------------------------------------

       Consumer Products in 1996 experienced a slight gain in dollar sales and a significant gain in margins (9.7% to 14.0%) as the division spent much of the year refocusing and solidifying the business; many of these efforts will further pay in 1997. The focus of the division has been sharpened against full-figure and maternity hosiery and


(Two photos appear on this page)
intimates plus regular sized seamless intimate apparel. All of these are large and growing markets.
       Full-figure apparel, which we define as size 16 and over, is worn by over one-third of all women now....projected to be forty-two percent by 2002 according to the National Center for Health Statistics. Seamless intimates, a recent technical development pioneered and patented by Alba, are experiencing double digit growth. As women discover the fit, comfort, and fashion attributes of seamless intimates we expect this growth to continue, supporting the wisdom of our investment in this equipment over the past few years (we believe Alba had more seamless equipment that any other manufacturer at the end of '96).
       In 1996 we placed new queen size hosiery knitting machines in operation. These provide a better fit and improved comfort for the full-figured customer. In fact, over one-third of all women cannot comfortably wear pantyhose made on "regular" knitting machines; they can be comfortably fit with Alba's new wider cylinder machines!
       The maternity market, which is benefiting from the mini baby boom, is very important to Alba. Management believes we have the leading share of market in maternity pantyhose and panties. Our circular knit products, with their 360 degree stretch, are particularly well suited for the always changing physical needs of the expectant mother.
       The Company continues to invest in and build its brands, All Day Long(R) and BBW(R) in department and specialty stores and While You Wait(R) maternity products. We have recently put renewed emphasis on obtaining licenses. We are close to being able to announce a couple of licensed properties which should generate increased margins and open additional distribution opportunities to our products. In addition, we are the exclusive resource for Calvin Klein seamless panties and bras which will begin shipping in early 1997.
       The sales and marketing functions of the Company have been strengthened by the creation of dedicated teams specializing in our key accounts, organized by areas of the country. These teams contain experts from within the Company in various disciplines who work directly with the sales managers in the field and are in constant contact with our customers. Thus, we have taken the concept of "brand management" a step further to working partnerships with major retailers and catalogue houses.
       R&D efforts have been significant. In addition to obtaining additional patents on our seamless brassieres, we have developed a line of shapewear, and new hosiery styles incorporating the latest yarns and patterns in pantyhose, trouser socks, and tights. We have also developed additional applications of our wider cylinder hosiery machinery for full-figure and maternity customers.

       Significantly, we have incorporated a new fiber, Tencel(R) (a natural fiber, the first new fiber in thirty years), into a line of intimate apparel that has received very positive early marketplace reception.

(Two photos appear on this page)

Alba will be the first intimate apparel company to market with this new natural fiber.
       In manufacturing we have placed the above referenced emphasis on our new hosiery equipment, getting the new machines on line and producing superior hosiery for the full-figured consumer. We have developed new applications of our seamless technology resulting in improved brassieres, panties and shapewear. Further, we have continued the automation of hosiery sewing and packaging that was begun last year. All of these efforts have coincided with a conscious effort to reduce our inventory (which is now down by 15% resulting in a 30% increase in turns). Further efficiencies are expected as a result of our success in reducing SKU's, down one-third in 1996, and another third in 1997.
       We are pleased with the turnaround accomplished in '96 and are extremely excited about the potential for 1997.

Byford
-------------------------------------------------------------------------------

       In 1996 Byford signed exciting license agreements with the Smithsonian Institution and with Greg Norman. This has resulted in opening new accounts and significant new channels of distribution such as golf shops, catalogue houses, and department stores. These licensed brands will compliment and enhance the Byford brand.
       We have begun an aggressive cost reduction program by seeking out domestic and other resources that will enable us to reduce our reliance on high cost production in the UK. Byford is being integrated into the Consumer Products Division to give the Byford brands increased marketing focus, participation in the sales-marketing-customer partnership team approach, and to fully utilize a new designer for the Byford team.

Alba-Direct
--------------------------------------------------------------------------------

       The Alba-Direct telemarketing people give us efficient access to the many small independent specialty stores in this country. This domestic telemarketing effort has been augmented by the addition of commissioned reps in key markets plus new marketing programs offering close-out and irregulars to these accounts. Alba-Direct is also our main export sales arm. We have narrowed our export focus to a select few distributors in Japan, based on guidance from a recent Department of Commerce Study, and three other Far Eastern markets: Australia, Taiwan, and Korea.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

                                                                                                            1996            1995
ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................................................................   $    294,447    $     56,009
Accounts receivable (net of allowance for uncollectible accounts of $275,000 in 1996 and $250,000 in
  1995 (Notes 4 and 5)...............................................................................      9,712,667       9,412,841
Refundable income taxes..............................................................................        --              437,453
Inventories (Notes 2 and 5)..........................................................................     12,342,658      15,157,970
Deferred income tax asset (Note 8)...................................................................        452,091         400,850
Prepaid expenses and other...........................................................................        303,142         379,373
Total current assets.................................................................................     23,105,005      25,844,496
PROPERTY AND EQUIPMENT (Notes 3, 4, and 5):
Land.................................................................................................        259,744         259,744
Buildings............................................................................................      8,366,494       8,257,176
Machinery and equipment..............................................................................     22,733,414      21,462,652
Total property and equipment.........................................................................     31,359,652      29,979,572
Less accumulated depreciation and amortization.......................................................    (17,821,356)   (16,204,174)
Net property and equipment...........................................................................     13,538,296      13,775,398
OTHER ASSETS:
Notes receivable.....................................................................................         47,920          60,421
Trademarks and patents...............................................................................        445,510         281,082
Excess of cost over net assets acquired (Note 1).....................................................      8,062,580       8,957,001
Cash surrender value of life insurance (net of loans against policies of $107,842 in 1995)...........        --              331,617
Total other assets...................................................................................      8,556,010       9,630,121
Total assets.........................................................................................   $ 45,199,311    $ 49,250,015
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings and lines of credit (Note 4)...................................................   $    --         $  1,267,600
Current maturities of long-term debt (Note 5)........................................................      2,350,000       2,350,000
Current maturities of capital lease obligations (Note 3).............................................        --               58,069
Accounts payable.....................................................................................      1,900,024       2,773,542
Accrued Expenses:
  Payroll and profit-sharing.........................................................................        605,372         517,286
  Property and payroll taxes.........................................................................        169,554         247,453
  Group health claims................................................................................        241,872         188,143
  Income taxes payable...............................................................................        169,324         --
  Other..............................................................................................        356,080         481,801
Total current liabilities............................................................................      5,792,226       7,883,894
LONG-TERM DEBT (Note 5)..............................................................................      9,912,500      12,262,500
DEFERRED COMPENSATION................................................................................        232,160         330,086
DEFERRED INCOME TAX LIABILITY (Note 8)...............................................................      1,474,014       1,305,019
Total liabilities....................................................................................     17,410,900      21,781,499
Commitments (Notes 3 and 9)
STOCKHOLDERS' EQUITY (Notes 4, 5 and 6):
Common stock -- authorized 3,000,000 shares, $2.50 par value; issued: 1,886,580 shares in 1996 and
  1995; outstanding; 1,867,403 shares in 1996 and 1995...............................................      4,716,450       4,716,450
Additional paid-in capital...........................................................................      9,182,158       9,182,158
Retained earnings....................................................................................     14,026,439      13,706,544
Total................................................................................................     27,925,047      27,605,152
Less treasury stock -- at cost (19,177 shares).......................................................       (136,636)      (136,636)
Total stockholders' equity...........................................................................     27,788,411      27,468,516
Total liabilities and stockholders' equity...........................................................   $ 45,199,311    $ 49,250,015

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       5

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                              1996           1995           1994
NET SALES (Note 7)......................................................................   $65,814,594    $63,717,716    $56,506,566
COST OF SALES...........................................................................    50,623,565     51,675,498     42,252,186
GROSS MARGIN............................................................................    15,191,029     12,042,218     14,254,380
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES............................................    13,392,356     13,139,788     11,007,734
OPERATING INCOME (LOSS).................................................................     1,798,673     (1,097,570)     3,246,646
OTHER INCOME (EXPENSE):
Interest expense........................................................................    (1,286,110)    (1,246,540)     (274,739)
Interest income.........................................................................        21,164         25,423         57,863
Gain (loss) on sale of property and equipment...........................................        (8,921)      (109,809)        27,992
Other...................................................................................       (20,792)       (41,019)        91,781
Total other income (expense), net.......................................................    (1,294,659)    (1,371,945)      (97,103)
INCOME (LOSS) BEFORE INCOME TAXES.......................................................       504,014     (2,469,515)     3,149,543
PROVISION (BENEFIT) FOR INCOME TAXES (Note 8)...........................................       184,119       (813,671)     1,203,667
NET INCOME (LOSS).......................................................................   $   319,895    $(1,655,844)   $ 1,945,876
NET INCOME (LOSS) PER COMMON SHARE......................................................   $       .17    $      (.89)   $      1.05

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                           ADDITIONAL
                                                          COMMON            PAID-IN      RETAINED       TREASURY STOCK
                                                   SHARES*      AMOUNT      CAPITAL      EARNINGS     SHARES     AMOUNT
BALANCE AT JANUARY 1, 1994......................  1,886,580   $4,716,450   $9,182,158   $13,426,272   (48,052)  $(344,367)
Net income......................................     --           --           --         1,945,876     --         --
Exercise of stock options.......................     --           --           --           (10,385)   24,625     177,450
BALANCE AT DECEMBER 31, 1994....................  1,886,580    4,716,450    9,182,158    15,361,763   (23,427)   (166,917)
Net loss........................................     --           --           --        (1,655,844)    --         --
Exercise of stock options.......................     --           --           --               625     4,250      30,281
BALANCE AT DECEMBER 31, 1995....................  1,886,580    4,716,450    9,182,158    13,706,544   (19,177)   (136,636)
Net income......................................     --           --           --           319,895     --         --
BALANCE AT DECEMBER 31, 1996....................  1,886,580   $4,716,450   $9,182,158   $14,026,439   (19,177)  $(136,636)
                                                     TOTAL
BALANCE AT JANUARY 1, 1994......................  $26,980,513
Net income......................................    1,945,876
Exercise of stock options.......................      167,065
BALANCE AT DECEMBER 31, 1994....................   29,093,454
Net loss........................................   (1,655,844)
Exercise of stock options.......................       30,906
BALANCE AT DECEMBER 31, 1995....................   27,468,516
Net income......................................      319,895
BALANCE AT DECEMBER 31, 1996....................  $27,788,411

*DENOTES SHARES ISSUED.
SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       6

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                               1996           1995
OPERATING ACTIVITIES:
Net income (loss)........................................................................   $   319,895    $(1,655,844)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization..........................................................     2,352,258      2,303,874
  Provision for bad debts................................................................       109,868        145,199
  Loss (gain) on sale of property and equipment..........................................         8,921        109,809
  Increase (decrease) in deferred income taxes...........................................       117,754       (496,190)
  Provision for inventory obsolescence...................................................       754,106      1,619,013
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................      (407,776)      (153,403)
     Refundable income taxes.............................................................       437,453       (310,059)
     Inventories.........................................................................     2,061,206      2,010,308
     Prepaid expenses and other..........................................................      (142,082)      (239,429)
     Accounts payable....................................................................      (873,518)       185,667
     Accrued expenses and other liabilities..............................................       441,782        (38,227)
     Deferred compensation...............................................................       (97,926)       (14,305)
Net cash provided by operating activities................................................     5,081,941      3,466,413
INVESTING ACTIVITIES:
Proceeds from surrender of life insurance policies.......................................       327,855        --
Capital expenditures.....................................................................    (1,524,893)    (1,609,840)
Proceeds from sale of property and equipment.............................................         7,500        271,830
Proceeds from notes receivable...........................................................        21,704         25,950
Purchase of Balfour Healthcare...........................................................       --         (15,321,714)
Net cash used in investing activities....................................................    (1,167,834)   (16,633,774)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement, net.............................    (1,267,600)        89,538
Proceeds from issuance of long-term debt.................................................       --          15,000,000
Principal payments on long-term debt and leases..........................................    (2,408,069)    (2,001,026)
Cash proceeds from exercise of stock options.............................................       --              30,906
Net cash provided by (used in) financing activities......................................    (3,675,669)    13,119,418
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................................       238,438        (47,943)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................................        56,009        103,952
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................   $   294,447    $    56,009
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................   $ 1,280,976    $ 1,204,386
  Income taxes, net of refunds received..................................................   $       528    $    25,934
                                                                                              1994
OPERATING ACTIVITIES:
Net income (loss)........................................................................  $ 1,945,876
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization..........................................................    1,736,576
  Provision for bad debts................................................................       74,933
  Loss (gain) on sale of property and equipment..........................................      (27,992)
  Increase (decrease) in deferred income taxes...........................................      455,000
  Provision for inventory obsolescence...................................................      579,997
  Changes in operating assets and liabilities providing (using) cash:
     Accounts receivable.................................................................     (303,611)
     Refundable income taxes.............................................................      (51,260)
     Inventories.........................................................................   (3,695,551)
     Prepaid expenses and other..........................................................      (14,967)
     Accounts payable....................................................................     (175,772)
     Accrued expenses and other liabilities..............................................      (21,088)
     Deferred compensation...............................................................     (105,974)
Net cash provided by operating activities................................................      396,167
INVESTING ACTIVITIES:
Proceeds from surrender of life insurance policies.......................................      --
Capital expenditures.....................................................................   (1,918,638)
Proceeds from sale of property and equipment.............................................        4,250
Proceeds from notes receivable...........................................................       31,530
Purchase of Balfour Healthcare...........................................................      --
Net cash used in investing activities....................................................   (1,882,858)
FINANCING ACTIVITIES:
Proceeds from borrowings under line of credit agreement, net.............................    1,178,062
Proceeds from issuance of long-term debt.................................................      --
Principal payments on long-term debt and leases..........................................     (715,000)
Cash proceeds from exercise of stock options.............................................      167,065
Net cash provided by (used in) financing activities......................................      630,127
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................................     (856,564)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................................      960,516
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................  $   103,952
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -- Cash paid during the year for:
  Interest...............................................................................  $   259,222
  Income taxes, net of refunds received..................................................  $   801,917

SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       7

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

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

The Company writes down close-out and irregular inventory on an ongoing basis based on market conditions. Inventories reflect valuation allowances necessary to reduce inventories to their net realizable value. It is reasonably possible that these estimates could change in 1997.

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

The provision for depreciation is primarily based on the straight-line method calculated to extinguish the costs of the respective assets over their estimated useful lives which range from seven to forty years for buildings and improvements and three to twenty years for furniture, fixtures, machinery and equipment. Depreciation expense amounted to approximately $1,700,000, $1,789,000, and $1,693,000 in 1996, 1995 and 1994, respectively.

The Company follows the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " (SFAS 121), in assessing the carrying value of property and equipment. The provisions of this statement were adopted in 1996 and there was no effect on the financial statements.

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter.

INTANGIBLE ASSETS -- The costs of acquired trademarks and patents are amortized using the straight-line method over their estimated useful lives of approximately seventeen years.

Excess of cost of a company acquired over the fair value of its net assets at dates of acquisition (goodwill) is being amortized on the straight-line method over 15 years. Amortization expense charged to operations was $608,497 in 1996 and $471,421 in 1995. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

REVENUE RECOGNITION -- The Company recognizes revenue when goods are shipped.

ADVERTISING COSTS -- Advertising costs are charged to operations when incurred. The Company spent approximately $408,000, $384,000, and $522,000 for advertising in 1996, 1995 and 1994, respectively.

RESEARCH AND DEVELOPMENT -- The Company sponsors research and development projects through its research and development department and its wholly owned subsidiary, Pilot Research Corporation. Expenditures for research and development are expensed as incurred. The

Company spent approximately $474,000, $490,000, and $376,000 for research and development in 1996, 1995 and 1994, respectively.

INCOME TAXES -- The Company calculates income taxes using the asset and liability method specified by Statement of Financial Accounting Standards No. 109.

CONCENTRATION OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade receivables. Any such risk is limited due to the Company's large number of customers and their geographic dispersion, except as discussed in Note 7.

NET INCOME PER COMMON SHARE -- Net income per common share is calculated on the weighted average number of shares of common stock outstanding (1,867,403 in 1996, 1,864,618 in 1995, and 1,848,671 in 1994). When dilutive, outstanding options to purchase common stock are considered. The effects on earnings per share of dilutive stock options were not material for 1994 and 1996. For 1995, such options were antidilutive.

DEFERRED COMPENSATION -- The Company has agreements with several of its officers providing for the deferral of a portion of their annual compensation until their retirement from the Company. The agreements allow for payment of the deferred amounts over a ten-year period beginning on the retirement date. Compensation expense is being recognized in the year it is earned. The liability represents the present value of future payments earned as of December 31, 1996 and 1995.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. At December 31, 1996, the fair value of the Company's swap agreements were not material.

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

RECLASSIFICATION -- Certain 1994 and 1995 amounts have been reclassified to conform with 1996 classifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. ACQUISITION

On March 6, 1995, the Company purchased the Balfour Health Care Division and manufacturing facility in Rockwood, Tennessee ("Balfour"), a manufacturer of knitted medical products, from Kayser-Roth Corporation for approximately $15.3 million. The Company financed 100% of the acquisition price with a revolving loan agreement provided by a bank (see Note 5).

The acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $9.142 million is amortized on a straight line basis over 15 years.

2. INVENTORIES

Inventories at December 31, 1996 and 1995 include:

                                         1996           1995
Materials and supplies.............   $ 2,877,822    $ 3,171,091
Work-in-process....................     4,168,965      4,749,829
Finished goods.....................     5,295,871      7,237,050
Total..............................   $12,342,658    $15,157,970

3. LEASES

The Company leased certain computer equipment under capital leases. Such equipment is included in property and equipment as of December 31, 1996 and 1995 and is summarized as follows:

                                               1996        1995
Machinery and equipment....................  $447,080    $447,080
Less accumulated amortization..............   447,080     426,389
Net equipment under capital leases.........  $     --    $ 20,691

The future minimum lease payments under equipment operating leases having initial or remaining noncancellable lease terms in excess of one year are summarized as follows:

YEAR
1997................................................  $  450,000
1998................................................     221,000
1999................................................     130,000
2000................................................     119,000
2001................................................      94,000
Thereafter..........................................      49,000
Total minimum lease payments........................  $1,063,000

Total rental expense for all operating leases was $543,000 in 1996, $398,000 in 1995, and $241,000 in 1994.

4. SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has an agreement with a bank which provides a seasonal line of credit of up to $5,000,000, all of which was unused at December 31, 1996, with interest at the LIBOR rate plus 1.75% (7.41% at December 31, 1996) or as low as 1.25% if certain net worth targets are met. The line of credit commitment will be automatically reduced by $1,000,000 on both May 31, 1998 and March 31, 1999. Indebtedness under this agreement is collateralized by equipment and accounts receivable. The loan agreement contains covenants including, but not limited to, restrictions related to indebtedness, tangible net worth (not less than $18,160,000 at December 31, 1996), dividends, capital expenditures and cash flow. At December 31, 1996, after giving effect to a waiver granted by the bank relating to cash flow, the Company is in compliance with the provisions of the agreement.

The following relates to aggregate short-term borrowings in 1996, 1995 and 1994:

                                  1996         1995         1994
Amount outstanding at December
 31........................... $       --   $1,267,600   $1,178,062
Maximum amount outstanding at
 any month end................ $2,555,000   $1,466,000   $1,178,062
Average amount outstanding
 (based on weighted daily
 average balances)............ $1,065,784   $  672,478   $   59,326
Weighted average interest rate
 during the year..............      7.40%        7.51%        6.98%
Weighted average interest rate
 at December 31...............      7.41%        7.44%        7.00%

The weighted average interest rate during the year was computed by dividing total short-term interest expense for the year by the weighted average amount outstanding during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 is comprised of the following:

                                           1996          1995
Variable Rate Term Loan, due $462,500
 quarterly through December 31, 1997
 and $587,500 quarterly from March 1,
 1998 through December 31, 1999, with
 $5,212,500 due March 31, 2000 plus
 interest at LIBOR rate plus 2.0%
 (7.7% at December 31, 1996) or as
 low as 1.5% if certain net worth
 targets are met......................  $11,762,500   $13,612,500
Equipment Term Loan, due $125,000
 quarterly through December 31, 1997
 plus interest at 6.30%...............      500,000     1,000,000
Total.................................   12,262,500    14,612,500
Less current maturities...............    2,350,000     2,350,000
Long-term debt........................  $ 9,912,500   $12,262,500

In March 1995, in connection with the acquisition of Balfour, the Company entered into an agreement with a bank to provide a $15,000,000 variable rate term loan. The loan agreement contains covenants including, but not limited to, indebtedness, tangible net worth (not less than $18,160,000 at December 31, 1996), dividends, capital expenditures and cash flow. At December 31, 1996, after giving effect to a waiver granted by the bank relating to cash flow, the Company is in compliance with the provisions of the agreement.

At December 31, 1996 and 1995, the Company had outstanding interest rate swap agreements under which the Company receives a variable rate based on LIBOR and pays a fixed rate ranging from 7.95% to 8.03% on a notional amount of $3,342,806 and $3,868,561, respectively, as determined in one month intervals through November 30, 1998. These transactions effectively change a portion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparties.

All of the Company's property and equipment, inventories and accounts receivable are pledged as collateral for the long-term debt.

Maturities of long-term debt over the next four years are as follows:


YEAR

1997...............................................   $ 2,350,000
1998...............................................     2,350,000
1999...............................................     2,350,000
2000...............................................     5,212,500
Total..............................................   $12,262,500

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Transactions involving the Plans are summarized as follows:

                                                 WEIGHTED AVERAGE
OPTION SHARES                          SHARES     EXERCISE PRICE
Outstanding at
 January 1, 1994...................... 138,250              $ 7.75
Granted...............................  50,000               10.81
Exercised............................. (24,625)               6.87
Expired and/or cancelled.............. (19,125)               7.47
Outstanding at
 December 31, 1994.................... 144,500                8.99
Granted...............................   7,250                8.13
Exercised.............................  (4,250)               7.27
Expired and/or cancelled..............    (500)               7.75
Outstanding at
 December 31, 1995.................... 147,000                9.01
Granted...............................   9,250                6.92
Expired and/or cancelled.............. (28,000)               9.27
Outstanding at
 December 31, 1996.................... 128,250               $8.79

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

OPTIONS OUTSTANDING

                                     WEIGHTED           WEIGHTED
NUMBER OUTSTANDING               AVERAGE REMAINING       AVERAGE
 AT DECEMBER 31, 1996              CONTRACT LIFE     EXERCISE PRICE
39,000.........................                 .5            $ 7.68
34,750.........................                2.0              8.50
38,000.........................                2.9             10.79
16,500.........................                4.2              7.46
128,250........................                2.1            $ 8.79



OPTIONS EXERCISABLE
NUMBER EXERCISABLE                              WEIGHTED-AVERAGE
 AT DECEMBER 31, 1996                            EXERCISE PRICE
39,000........................................             $ 7.69
30,063........................................               8.46
19,000........................................              10.79
1,813.........................................               8.13
89,876........................................             $ 8.61

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," effective January 1, 1996. In accordance with the provisions of SFAS No. 123, the Company continues to apply APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, has not recognized compensation cost. If the Company had elected to recognize compensation cost based on fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the table below (in thousands, except per share amounts):

                                                1996       1995
Net income (loss) -- as reported.............. $319.9    $ (1655.8)
Net income (loss) -- pro forma................  308.0      (1667.3)
Earnings per share -- as reported.............    .17         (.89)
Earnings per share -- pro forma...............    .16         (.89)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                 1996        1995
Expected dividend yield........................    0.00%       0.00%
Expected stock price volatility................   18.26%      18.59%
Risk-free interest rate........................    5.67%       5.40%
Expected life of options....................... 5 years     5 years

The weighted average fair value of options granted during 1996 and 1995 was $2.03 and $2.36, respectively.

7. MAJOR CUSTOMERS

The Company's single line of business is considered to be the manufacture, processing and sale of knitted products. The Company has only one customer representing 10% or more of net sales. Sales to Allegiance Healthcare Corporation (formerly known as Baxter Healthcare Corporation) totaled $15,932,382, $16,601,252 and $12,902,722, in 1996, 1995 and 1994, respectively.

While the loss of Allegiance Healthcare Corporation would have a material adverse effect on the business of the Company, management believes that, because of the number of departments within Allegiance to which the Company sells, the likelihood of a material amount of sales loss is reduced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. INCOME TAXES

In prior years, the Company was subject to alternative minimum tax. These amounts are allowed as credits against regular income tax in future years when the regular tax liability exceeds the alternative minimum tax liability. During 1996 and 1994, the Company utilized approximately $27,000 and $117,000, respectively, of these alternative minimum tax credits to reduce income taxes. In addition, general business tax credits totaling approximately $182,000 were also used to reduce 1994 federal income taxes.

In 1995 the net operating loss (NOL) for federal income tax purposes of $2,005,000 was carried back pursuant to federal statutes and fully utilized. As a result of the carryback of the NOL, approximately $392,000 of alternative minimum tax credit carryovers became available to offset future federal income taxes.

The Company also has approximately $1,800,000 of state net operating loss carryforwards available for reduction of future state taxable income. These carryovers begin to expire in 2001.

The Company has not provided valuation allowances for the deferred tax assets as no conditions exist that require such allowances.

Components of the income tax provision (benefit) for 1996, 1995 and 1994 included:

                                   1996        1995         1994
Current:
 Federal........................ $  66,365   $(317,481)  $  632,667
 State..........................        --          --      116,000
Total current...................    66,365    (317,481)     748,667
Deferred:
 Federal........................   101,897    (411,810)     438,000
 State..........................    15,857     (84,380)      17,000
Total deferred..................   117,754    (496,190)     455,000
Total provision (benefit) for
 income taxes................... $ 184,119   $(813,671)  $1,203,667

The approximate tax effect of temporary differences and carryforwards that gave rise to the Company's deferred income tax assets and liabilities for 1996 and 1995 are as follows:

1996                         ASSETS     LIABILITIES      TOTAL
Current:
 Receivables.............. $  100,741   $   --        $   100,741
 Inventories..............    351,350       --            351,350
Total current.............    452,091       --            452,091
Noncurrent:
 Property.................     --        (2,124,927)   (2,124,927)
 Deferred compensation....    127,079       --            127,079
 Insurance reserve........     88,606       --             88,606
 Deferred revenue.........     --            (2,529)       (2,529)
 Benefit of state net
  operating loss
  carryforward............     72,370       --             72,370
 Alternative minimum tax
  credit carryforward.....    365,387       --            365,387
Total noncurrent..........    653,442    (2,127,456)   (1,474,014)
Total current and
 noncurrent............... $1,105,533   $(2,127,456)  $(1,021,923)

1995                         ASSETS     LIABILITIES      TOTAL
Current:
 Receivables.............. $   75,455   $   --        $    75,455
 Inventories..............    322,970       --            322,970
 Other....................      2,425       --              2,425
Total current.............    400,850                     400,850
Noncurrent:
 Property.................     --        (1,981,011)   (1,981,011)
 Deferred compensation....    154,720       --            154,720
 Insurance reserve........     54,950       --             54,950
 Deferred revenue.........     --           (13,678)      (13,678)
 Benefit of state net
  operating loss
  carryforward............     80,000       --             80,000
 Alternative minimum tax
  credit carryforward.....    400,000       --            400,000
Total noncurrent..........    689,670    (1,994,689)   (1,305,019)
Total current and
 noncurrent............... $1,090,520   $(1,994,689)  $  (904,169)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

The income tax provision differs from the amount computed by applying the federal statutory income tax rate of 34% to pre-tax income. The computed amount is reconciled to total income tax expense as follows:

                                   1996        1995         1994
Federal income tax at
 statutory rate (benefit)...... $  171,020   $(839,635)  $1,070,845
State income taxes, net of
 federal benefit (cost)........     10,466     (55,691)      87,780
Change, net of premiums paid
 and proceeds, in officers'
 life insurance values.........     (1,396)     (4,196)      (6,323)
Expenses which are not
 deductible for income
 tax purposes..................     21,491      32,684       22,923
All other......................    (17,462)     53,167       28,442
Total provision (benefit) for
 income taxes.................. $  184,119   $(813,671)  $1,203,667

9. EMPLOYEE BENEFITS

The Company has an employee salary deferral plan covering substantially all employees which allows participants to defer from 2% to 20% of their salaries, or the maximum allowable under the Internal Revenue Code, with the Company contributing 40% of the participant's contribution up to 4%. Contribution expenses related to this plan for the years ended December 31, 1996, 1995 and 1994 were $149,000, $164,000, and $171,000, respectively.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
     The management of Alba-Waldensian, Inc. is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with generally accepted accounting principles and include amounts based on management's estimates and judgments.
     Alba-Waldensian, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are accurate, Company assets are safeguarded, and financial statements present fairly the consolidated financial position of the Company.
     The Audit Committee of the Board of Directors, composed solely of outside directors, reviews the scope of audits and the findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial issues.
     BDO Seidman, LLP, the Company's independent certified public accountants, has audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.

LEE N. MORTENSON                                                                          THOMAS I. NAIL
President and Chief Executive Officer                                                     Chief Financial Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Directors
Alba-Waldensian, Inc.
Valdese, North Carolina
     We have audited the accompanying consolidated balance sheets of Alba-Waldensian, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alba-Waldensian, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP
Greensboro, North Carolina
February 6, 1997
                                       16

STOCK PRICES AND DIVIDEND INFORMATION

                                          SALES PRICE OF COMMON SHARES              SALES PRICE OF COMMON SHARES
                                            HIGH      1996       LOW                  HIGH      1995       LOW
First Quarter.........................       7 7/8                 6 5/8              11 1/8                9 7/8
Second Quarter........................       8 1/4                 6 5/8              10 1/4                8 3/8
Third Quarter.........................           8                 6 1/4               9 1/8                8 3/4
Fourth Quarter........................       6 5/8                 5 3/8               9 1/8                7 1/2

                                                DIVIDENDS PER SHARE
                                         1996                   1995
First Quarter.........................  $    --                $    --
Second Quarter........................  $    --                $    --
Third Quarter.........................  $    --                $    --
Fourth Quarter........................  $    --                $    --

SEE NOTES 4 AND 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS CONCERNING RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.
CLASSES OF PRODUCTS

   YEARS         WOMEN'S     WOMEN'S      MEN'S
   ENDED         HOSIERY     INTIMATE    HOSIERY                       HEALTH
DECEMBER 31,     PRODUCTS    PRODUCTS    PRODUCTS     MEN'S WEAR      PRODUCTS
    1992           19.1%       43.8%         1.0%       --               36.1%
    1993           19.2%       37.4%         7.3%         5.5%           30.6%
    1994           17.4%       40.2%         7.9%         4.3%           30.2%
    1995           15.5%       28.3%         6.2%         2.6%           47.4%
    1996           13.8%       28.6%         6.2%         1.8%           49.6%

NOTE: AMOUNTS REPRESENT PERCENTAGES OF ANNUAL NET SALES.

FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                  IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS
                                                                                   1996       1995      1994       1993
SELECTED FINANCIAL DATA:
Net sales......................................................................   $65,815    $63,718    $56,507    $50,855
Gross margin...................................................................    15,191     12,042     14,254     13,479
Income (loss) before income taxes and cumulative effect of a change in
  accounting principle.........................................................       504     (2,470)     3,150      1,435
Provision (benefit) for income taxes...........................................       184       (814)     1,204        451
Income (loss) before cumulative effect of a change in accounting principle.....       320     (1,656)     1,946        984
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................     --         --         --         --
Net income (loss)..............................................................       320     (1,656)     1,946        984
Income (loss) per common share:
  Income (loss) before cumulative effect of a change in accounting principle...       .17       (.89)      1.05        .54
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................     --         --         --         --
  Net income (loss) per common share...........................................       .17       (.89)      1.05        .54
  Weighted average number of shares of common stock outstanding................     1,867      1,865      1,849      1,826
At Year End:
  Total assets.................................................................   $45,199    $49,250    $37,730    $35,224
  Long-term debt and capital lease obligations.................................     9,913     12,263      1,058      1,777
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................   $13,538    $13,775    $11,605    $11,474
  Current additions............................................................     1,525      1,610      1,919      1,719
  Depreciation.................................................................     1,700      1,789      1,693      1,688
Other:
  Working capital..............................................................   $17,313    $17,960    $19,866    $18,293
  Stockholders' equity.........................................................    27,788     27,469     29,093     26,981
  Stockholders' equity per common share........................................     14.88      14.71      15.62      14.68

SELECTED FINANCIAL DATA:
Net sales......................................................................  $40,567
Gross margin...................................................................   10,187
Income (loss) before income taxes and cumulative effect of a change in
  accounting principle.........................................................    2,068
Provision (benefit) for income taxes...........................................      727
Income (loss) before cumulative effect of a change in accounting principle.....    1,341
Cumulative effect on prior years of a change in accounting for
  income taxes.................................................................      226
Net income (loss)..............................................................    1,567
Income (loss) per common share:
  Income (loss) before cumulative effect of a change in accounting principle...      .74
  Cumulative effect on prior years of a change in accounting for
     income taxes..............................................................      .12
  Net income (loss) per common share...........................................      .86
  Weighted average number of shares of common stock outstanding................    1,819
At Year End:
  Total assets.................................................................  $30,586
  Long-term debt and capital lease obligations.................................      505
SELECTED SUPPLEMENTARY FINANCIAL DATA
Property and equipment:
  Net investment...............................................................  $11,475
  Current additions............................................................    1,326
  Depreciation.................................................................    1,614
Other:
  Working capital..............................................................  $15,922
  Stockholders' equity.........................................................   25,887
  Stockholders' equity per common share........................................    14.20

SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS REPORT FOR A DISCUSSION OF CERTAIN FACTORS WHICH AFFECT THE COMPARABILITY OF THE INFORMATION REFLECTED ABOVE.
                                       17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table details the items in the Consolidated Statements of Operations as a percentage of sales for 1996, 1995 and 1994.

                                            PERCENTAGE OF SALES
                                          YEAR ENDED DECEMBER 31,
                                        1996       1995       1994
Net Sales.............................  100.0%     100.0%     100.0%
Cost of Sales.........................   76.9      81.1       74.8
Gross Margin..........................   23.1      18.9       25.2
Selling, General and Administrative...   20.4      20.6       19.5
Operating Income/(Loss)...............    2.7      (1.7 )      5.7
Other Income (Expense), Net...........   (1.9)     (2.2 )      (.2)
Income (Loss) Before Income Taxes.....     .8      (3.9 )      5.5
Provision (Benefit) for Income
  Taxes...............................     .3      (1.3 )      2.1
Net Income (Loss).....................     .5%     (2.6%)      3.4 %

DISCUSSION OF 1996 COMPARED TO 1995

Net Sales by Division for 1996 as compared to 1995 are set forth in the following table:

                               IN THOUSANDS OF DOLLARS
                    DEC. 31   DEC. 31    INCREASE/    % INCREASE/
                     1996      1995     (DECREASE)    (DECREASE)
Consumer
  Products........  $26,120   $25,853     $   267           1.0%
Health Products...  32,640    30,203        2,437           8.1%
Alba Direct.......   1,749     2,034         (285)        (14.0%)
Byford............   5,291     5,548         (257)         (4.6%)
AWI Retail........      15        80          (65)        (81.3%)
Total.............  $65,815   $63,718     $ 2,097           3.3%

Net sales, as shown in the table above, increased by $2,096,878 or 3.3%. Consumer Products sales increased as a result of sales to a new customer. Health Products sales increased as a result of the Balfour acquisition in March 1995 (See Note 1 to Consolidated Financial Statements).

The Health Products Division's sales represent a full twelve months of Balfour sales in 1996, as compared to approximately ten months in 1995. Alba Direct declined as a result of weaker sales to its domestic and Japanese customers. Byford sales decreased as a result of weaker basic sweater sales and the Company's decision to discontinue the fashion sweater line. Byford's sock sales increased as a result of shipments made in the fourth quarter under the newly acquired GREG NORMAN license.

Gross profits increased in 1996 to 23.1% of net sales, as compared to 18.9% in 1995. There were four major factors that contributed to the increase in gross margin. First, the increase in sales in the Health Products Division carries higher gross margins. Second, manufacturing costs were lower, due to cost improvement programs initiated during the year. Third, an additional inventory markdown of $1,200,000 was taken in 1995 (during third quarter). Such additional markdowns above normal markdowns, did not occur in 1996. Fourth, the Company completed the consolidation of its Health Products Division to Rockwood, TN in 1996 and did not incur the amount of moving and training costs incurred in 1995.

Selling, General and Administrative Expenses decreased slightly as a percentage of sales to 20.4% from 20.6% in 1995. Although SG&A expenses decreased as a percentage of sales due to higher sales volume, actual costs increased by $252,568. This increase was primarily due to an increase in commissions, contract programming cost, a full year of goodwill amortization for the Balfour purchase and an increase in distribution cost caused by shipments of smaller orders, partially offset by savings in other areas.

Interest expense was $1,286,110 in 1996 as compared to $1,246,540 in 1995. Average borrowings under the Short Term revolver were $1,066,000 with an average interest rate of 7.40% compared to average borrowings of $672,000 with an average interest rate of 7.51% in 1995. Additionally, the long-term debt issued to finance the Balfour acquisition was outstanding for all of 1996, adding to overall interest incurred in 1996 (See Note 5 to Consolidated Financial Statements).

Other Income (Expense), (exclusive of Interest Income and Expense) for 1996 reflected net other expense of $29,713 compared to net other expense in 1995 of $150,828. Net Other Expense in 1995 included a loss of $90,000 on the sale of the Main Street Plant and a return to a licensee of $60,000 for the overpayment of royalties from previous years.

DISCUSSION OF 1995 COMPARED TO 1994

Net Sales by Division for 1995 as compared to 1994 are set forth in the following table:

                               IN THOUSANDS OF DOLLARS
                    DEC. 31   DEC. 31    INCREASE/    % INCREASE/
                     1995      1994     (DECREASE)    (DECREASE)
Consumer
  Products........  $25,853   $30,254     $(4,401)        (14.6%)
Health Products...  30,203    15,895       14,308          90.0%
Alba Direct.......   2,034     4,002       (1,968)        (49.2%)
Byford............   5,548     6,353         (805)        (12.7%)
AWI Retail........      80         3           77       2,566.7%
Total.............  $63,718   $56,507     $ 7,211          12.8%

Net sales for 1995 increased $7,211,150 or 12.8% as compared to 1994. The net sales increase as shown in the table above was attributed to the increase in sales of the Health Products Division, which includes the newly acquired Balfour Health Products Division (See Note 1 to Consolidated Financial Statements). During the year, the Company began to consolidate customers and products that were common to both Balfour and Alba-Waldensian. It is estimated that 84% of the 90% sales increase in the Health Products Division was due to the Balfour acquisition and the remainder was due to an increase in other business. The decrease in Consumer Products sales was the result of the prevailing weakness in the nation's retail sector and increased competition for the retailers' limited dollars. The decline in Alba Direct sales was attributed to the Company's termination of two of its seven Japanese dealers, weakness in the Japanese markets, and a weakness in the domestic consumer retail sector. The Byford Division's sales decline was primarily

MANAGEMENT'S DISCUSSION CONTINUED
due to the softness in the sweater market, resulting from a warmer winter in 1994, causing retailers to carryover inventory to 1995, and the growing popularity of fleece and polartec as a substitute for sweaters.

Gross profits declined in 1995 to 18.9% of net sales, as compared to 25.2% in 1994. During 1995 the Company recorded an additional $1,200,000 write-down of inventory. The Company writes down close-out and irregular inventory on a on-going basis, but due to the fact that Consumer Products sales volume had been soft for the last year and prices were being depressed by other manufacturers closing out excess inventory throughout the market place, the Company believed additional write-downs were necessary.

The decline in sales in the Consumer Products and Alba Direct Divisions caused an increase in manufacturing cost per dozen, as manufacturing overhead cost could not be reduced in proportion to the decrease in sales. In March of 1995 the Company purchased Balfour Health Products, including a manufacturing facility in Rockwood, TN. The Company consolidated substantially all of its health products manufacturing, which was located in Valdese, NC, into the Rockwood facility. This consolidation caused the Company to incur duplicate expenses, as it phased the manufacturing out of Valdese, NC and into Rockwood, TN. In addition, the Company experienced additional training costs in Valdese, NC and Rockwood, TN as senior employees in Valdese, NC moved to new jobs and as new employees were hired in Rockwood, TN.

The Byford Division's gross margins declined to 21.9% of net sales, as compared to 23.5% in 1994. Byford continued to sell excess sweater inventory which was marked down to market value in 1994.

Selling, General and Administrative expenses increased as a percentage of net sales to 20.6% from 19.5% in 1994. In 1995 goodwill amortization of $471,421 was experienced as a result of the Balfour Health Products acquisition. Also contributing to the increase were additional distribution costs and selling expenses related to the Balfour business.

Interest expense was $1,246,540 in 1995, as compared to $274,739 in 1994. Short term interest rates averaged 7.51% for 1995, as compared to 6.98% in 1994. Average borrowings under the short term revolver were $672,000 in 1995, as compared to $59,000 in 1994. Borrowing under the short term revolver did not occur in 1994 until November 30, at which time the Company used its line of credit to finance the $2,040,000 purchase of the Baxter Healthcare Systems PAS(Register mark) inventory. In March 1995 the Company incurred $15.0 million in long-term debt to finance the Balfour Health Products acquisition (See Note 5 to Consolidated Financial Statements).

Other Income (Expense), exclusive of interest income and expense) for 1995 reflected net other expense of $150,828, as compared to a net income of $119,773 in 1994. Net other expense in 1995 included $90,000 loss on sale of the Main Street Plant and a return to a licensee of $60,000 for over-payment of royalties from previous years.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs are primarily related to working capital required to support necessary increases in inventories, receivables and capital expenditures for plant and equipment, renovations and expansion. These needs are being met by cash on hand, cash flow and a short term line of credit of $5,000,000 (See Note 4 to Consolidated Financial Statements). Working capital decreased by $647,823 from 1995. The decrease from 1995 was primarily due to payments on long-term debt and payments for capital expenditures in excess of current year net income and depreciation.

Cash provided by operating activities was $5,081,941 in 1996, compared to $3,466,413 in 1995 and $396,167 in 1994. The cash provided in 1996 was mainly the result of an increase in net income and a reduction in inventories.

Net cash used in investing activities was $1,167,834 compared to $16,633,774 in 1995 and $1,882,858 in 1994. The cash used in 1996 and 1994 was primarily for capital expenditures to expand capacities, and to replace and update plant and equipment. Cash used in 1995 reflects the purchase of Balfour Health Products.

Net cash used by financing activities was $3,675,669 in 1996 compared to net cash provided of $13,119,418 in 1995 and $630,127 in 1994. Net cash used in 1996 was primarily for principal payments on long-term debt and payments to reduce the borrowings under the line of credit. Net cash provided in 1995 was primarily due to proceeds from issuance of long-term debt for the acquisition of Balfour Health Products (See Note 5 to Consolidated Financial Statements). Cash was provided in 1994 by short-term debt and was used to finance the PAS~ inventory purchased from Baxter Healthcare Corporation. The short term line of credit and long-term debt required the Company to comply with certain restrictive convenants. The convenants permit the Company to finance capital expenditure at an adequate level to support current and future operations.

Anticipated capital expenditures for 1997 will be approximately $2,100,000 for existing business. Capital expenditures will be made to renovate existing plant and equipment and to purchase new, more effficient knitting equipment. It is expected that cash required for capital expenditures will be provided by operations, supplemented by the Company's short term line of credit.

DERIVATIVES

At December 31, 1996, the Company had outstanding interest rate swap agreements under which the Company receives a variable rate based on LIBOR and pays a fixed rate of 7.95% and 8.03% on notional amounts of $3,342,806 and $3,342,806 respectively, as determined under one month intervals through November 30, 1998. The transactions effectively change a portion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to a credit loss in the event of nonperformance by the other party to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

QUARTERLY DATA (UNAUDITED)

                                                  QUARTERS ENDED (EXPRESSED IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                         1996                                            1995
                                    DECEMBER 31   SEPTEMBER 29   JUNE 30   MARCH 31   DECEMBER 31   OCTOBER 1   JULY 2    APRIL 2
Net Sales.........................    $15,861       $ 16,279     $16,296   $17,379      $16,319      $16,769    $16,252   $14,378
Gross Margin......................      3,582          3,694       3,792     4,123        2,718        2,343      3,866     3,115
Net Income (Loss).................        191             23           5       101       (1,018)        (728)        64        26
Income (Loss) Per Share...........        .10            .01         .01       .05        (0.54)       (0.39)      0.03      0.01
Weighted Average Number of Shares
  of Common Stock Outstanding.....      1,867          1,867       1,867     1,867        1,865        1,864      1,864     1,863

1995
NOTE: SIGNIFICANT THIRD QUARTER ADJUSTMENTS IN 1995 INCLUDED $1,200 IN INVENTORY WRITE-OFF ($744 NET OF INCOME TAXES).

Corporate Management

Lee N. Mortenson
   CEO and President

Clyde Wm. Engle
   Chariman of the Board

Donald R. Denne
   Senior Vice President

Dixon R. Johnson
   Vice President

James Douglas Dickson, Jr.
   Assistant Secretary
   Corporate Controller

Thomas I. Nail
   Secretary-Treasurer and CFO

Warren R. Nesbit
   Vice President



Corporate Directors

Term Expiring May 1997

William M. Cousins, Jr.
   Management Consultant
   Jupiter, Florida

Glenn J. Kennedy
   Executive Vice President
   Sunstates Corporation
   Raleigh, North Carolina

Paul H. Albritton, Jr.
   Vice President and
   Chief Financial Officer
   C-Phone Corporation
         Wilmington, North Carolina



Term Expiring May 1998

Clyde Wm. Engle
   Chairman of the Board
   and Chief Executive Officer of
   Telco Capital Corporation
   Chicago, Illinois

Joseph C. Minio
   President
   Belle Haven Management Ltd.
   Greenwich, Connecticut


Term Expiring May 1999

C. Alan Forbes
   Management Consultant
   Charlotte, North Carolina

James M. Fawcett, Jr.
   Registered Representative and Agent
   Equitable Financial Companies
   Chicago, Illinois

Lee N. Mortenson
         President and
         Chief Executive Officer


Corporate Information

Principal Market
The Company's Common Stock
is listed on the American Stock Exchange

Transfer Agent - Registrar
First Union National Bank of
North Carolina
Charlotte, North Carolina

Number of Shareholders
The Number of holders of record of
Alba's Common Stock on March 13,
1997 was approximately 342.


Annual Meeting
May 14, 1997

Corporate Headquarters
Alba-Waldensian, Inc.
Box 100
201 St. Germain Ave., S.W.
Valdese, North Carolina 28690

Auditor
BDO Seidman, LLP
Greensboro, North Carolina

Offer to Furnish Form 10-K
Upon written request of a shareholder, the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the fiscal year 1996, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission. Requests should be directed to James Douglas Dickson, Jr., Alba-Waldensian, Inc., Post Office Box 100, Valdese, North Carolina, 28690

(Background of Alba-Waldensian, Inc.'s logo)

                              Alba-Waldensian, Inc.
                    PO Box 100, 201 St. Germain Avenue, S.W.
                               Valdese, NC 28690