Form 10-K, Exhibit 13
period 1997-12-31
ALBA WALDENSIAN INC
filed 1998-03-31
CIK 3292

[LOGO OF ALBA-WALDENSIAN APPEARS HERE]

                                  ANNUAL REPORT
                                      1997

                               CONSUMER PRODUCTS

                   [PHOTOS OF VARIOUS PRODUCTS APPEARS HERE]

ALL DAY LONG        CALVIN KLEIN        SEAMLESS COMFORTS        DIAHANN CARROLL

SURGICAL DRESSINGS       HEEL/ELBOW PROTECTORS         ANTI-EMBOLISM STOCKING

                             IMPERVIOUS STOCKINETTE

                            ALBA-WALDENSIAN HISTORY

     Headquartered in Valdese, North Carolina, Alba-Waldensian, Inc. was founded in 1901 by Waldensians who had immigrated from Italy in the late 1800's to start new lives in the foothills of the Blue Ridge Mountains. From this modest beginning Alba-Waldensian, Inc. has grown over the last 97 years into a multi-facility company manufacturing a variety of very innovative knitted products for domestic as well as international markets.
     The current Company's ancestor, Waldensian Hosiery Mills, first began operations in a 40 x 80 foot building using timber from local farms. The Company was a long-time producer of full fashioned women's knit hosiery until the 1950's when they brought their innovative spirit into play and learned to knit women's stretch panties on their original knitting equipment. Today, the Company uses the most modern, state-of-the-art computerized knitting technology, to produce a wide variety of stretch panties, bras, body suits, panty hose and medical specialty products.
     In 1961 Waldensian Hosiery Mills merged with Alba Hosiery Mills to form the current Alba-Waldensian, Inc. The Company then went public in 1969 with its stock listed on the American Stock Exchange (AWS).
     The Company introduced its first low-tech, consumable medical specialty products in 1974 utilizing its considerable knitting expertise. The health products business has grown steadily and today the Alba Health Division is a leading manufacturer and marketer of products used in hospitals, nursing homes, physician offices and extended care facilities throughout the world.
     The Health Products Division continued to grow in 1994 by acquiring the Pulsatile Anti-Embolism System (PAS(R)) thereby doubling its vascular care business. In early 1995 the Company acquired the Balfour Healthcare Division thereby doubling the size of its healthcare business. During 1995 and 1996 the Company consolidated all health products manufacturing into the Rockwood, Tennessee facility that was part of the Balfour acquisition. At the same time, the Valdese facilities were dedicated to consumer products manufacturing.
     The highly innovative spirit that has been the trade-mark of Alba-Waldensian for close to a century continues today to be our "secret weapon" that enables us to continue to develop and market highly unique products and be extremely competitive throughout the world. It is with a keen sense of heritage that Alba-Waldensian commits itself to the future.

                              TO OUR SHAREHOLDERS

     The Company's loss in 1997 reflects the short-term cost of several important strategic decisions that were necessary to ensure the Company's profitable growth. Seamless intimate apparel was recognized as a future growth category of the Company's consumer products business. In order to focus our efforts on that goal, production of "old technology" full fashion products was discontinued, production of circular knit panties was reduced over 50% and distribution of the Byford line of menswear was discontinued. In order for our ladies' hosiery line to remain competitive, the decision was made to acquire a portion of our hosiery production from outside the United States. Key management changes coupled with expansion of the Company's seamless knitting capacity rounded out the strategic changes of 1997.
     As consumers discover the fit, comfort and figure flattering attributes of seamless goods: we expect that demand for seamless products will continue to expand. As one of only four major companies in the world with significant seamless capacity, we were able in 1997 to sell seamless products to major accounts such as Sears, JC Penney, Target, Victoria's Secret, Nordstrom's, Talbot's and others. We are making a major commitment to the further expansion of our seamless knitting capacity and it is anticipated that our seamless knitting capacity could increase by 50% or more in 1998. As we develop new applications of the technology, we see further expansion of our volumes and profit margins.
     To further focus our efforts in the seamless arena, we discontinued the production of the "old technology" full fashion product line and severely curtailed production of the circular knit panty. This strategic move resulted in a loss of approximately $600,000, representing the write-off of our full fashion manufacturing equipment and certain raw materials and production supplies.
     Since its acquisition in 1992, we had been unable to generate the volumes necessary to bring profits on the Byford menswear distribution business up to a level that justified the Company's investment of capital and management time. Accordingly, the decision was made to discontinue the business and dispose of all remaining Byford inventories, resulting in sales declining by $1,207,000 with inventory write-downs approximating $175,000.
     Hosiery volume remained flat in 1997 due to continued softness in the industry while competitive pressures and production problems combined to result in margins declining by 3 points in 1997. To recover lost margins and meet competition, we established an outsourcing program in Mexico. The first production from Mexico was received in the fourth quarter with shipments to customers to begin in the first quarter of 1998. The Company plans to gradually increase its outsourcing of hosiery production over the next three years.
     Our Health Products business is facing significant challenges due to the rapidly changing face of the healthcare industry. Consolidation of both healthcare providers and suppliers is being fueled by extreme pressure from both the government and the general public to reduce the cost of providing health services. Product line consolidation by a major distributor caused a loss of a portion of our dressing business. The Company experienced problems with its new pulStar(R) wrap system in 1997 resulting in its re-design and delayed market-place penetration. The newly re-designed pulStar(R) wrap system is currently receiving excellent initial acceptance. Sales of our Health Products division declined $2,113,000 or


           [BAR CHARTS APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

         NET SALES
       $ IN MILLIONS

'92   '93   '94   '95   '96   '97
---   ---   ---   ---   ---   ---

 41    51    57    64    66    60


            SALES PER
            EMPLOYEE
            THOUSANDS

'92   '93   '94   '95   '96   '97
---   ---   ---   ---   ---   ---

 51    58    67    71    80    80

6.5% in 1997, due primarily to the problems with the introduction of the new pulStar(R) wrap system and the loss of a portion of our dressing business. These problems also resulted in gross margins declining 4.4 points in 1997. We were able to increase sales in our two major product lines: knitted footwear and surgeon gown cuffs; both areas in which we are market leaders. For 1998 we expect that the revitalized pulStar(R) product will allow us to return to a pattern of growing sales and increasing margins.
     A net loss of $376,654 or $0.20 per common share was realized in 1997. This compares with net earnings of $319,895 or $0.17 per common share in the prior year. Net sales declined by 9% to $59,911,868, primarily due to the decision to stop production of full fashion products and curtail production of circular knit intimates in favor of the newly emerging seamless product lines and the discontinuation of the Byford menswear line. Softness in the hosiery industry coupled with increased consolidation and contraction of healthcare customers also combined to result in lower sales in 1997.
     Gross margins improved in our consumer products business by 1.8 points as the switch from full fashion and circular knits to the higher margin seamless products yielded a 4.3 point increase in intimate apparel margins. Lower margins in hosiery (down 3 points) highlighted the need for moving to lower cost outsourcing of production. Gross margins in our healthcare business fell 4.4 points as problems with our new pulStar(R) product combined with cost reduction pressures within the industry to lower our profit margins.
     The Company was successful in controlling spending in 1997. Selling, general and administrative expenses declined from 20.4% of net sales in 1996 to 19.7% in 1997. This decline was achieved through tight cost controls in the face of declining sales and in spite of over $400,000 of one-time costs incurred in connection with the severance arrangement with the Company's former President and CEO.
     Our Company's management team was strengthened in 1997 with twelve key personnel changes having been made in the top 18 management positions. Ron Harrison became Vice President of Operations in February 1997, bringing over 25 years of experience in apparel manufacturing to the Company and has been instrumental in implementation of our outsourcing program and the expansion of our seamless production capacity. Glenn Kennedy joined Alba in June of 1997 as chief financial officer after serving on Alba's Board of Directors since 1991. Glenn brings over 22 years of financial experience in both public accounting and as chief financial officer of both private and public companies, including Alba's parent, Sunstates Corporation. I joined the Company as President and Chief Executive Officer in February 1997 after having spent twelve years as a member of the Company's Board of Directors and having served as Chief Operating Officer of Sunstates Corporation and Group Vice President with Gould, Inc. and Becton Dickinson and Company. I believe that we now have a strong management team committed to the growth of Alba.
     1997 was a year of repositioning for Alba and I believe that many important steps were taken to enable Alba to go forward into 1998 with renewed growth and increased profitability. We are excited about our future and believe that a return to profitability and increased shareholder value lie ahead.
     I want to thank you and our valued employees for your continued support.


     Sincerely,


     /s/ Lee N. Mortenson
     Lee N. Mortenson
     President and Chief Executive Officer

                           CONSUMER PRODUCTS DIVISION

     Sales of the Division's products fell $2.6 million, all in full fashion and circular knit panties. Gross margin was up 1.8 points (+4.3 points in intimates, -3.4 points in hosiery).
     The margin gain in intimates reflects the shift to higher margin seamless styles from the "old technology" full fashion (all full fashion manufacturing was discontinued early in 1997) and circular knit.


                              [PHOTO APPEARS HERE]

     The margin decline in hosiery was the result of quality problems and startup expenses related to the installation of new knitting equipment in late 1996. These problems are now behind us and these new machines, designed to give greater fit and comfort to the full-figure consumer, are now producing efficiently. While hosiery margins are still under pressure from Lycra price increases and retailer resistance to price increases due to the soft market, we expect to increase our margins in 1998 by:
     a) sales of higher margin, value added, products such as tights and trouser socks;
     b) the branded JONES WEAR program; and,
     c) selected sourcing from Mexico.


1997 WAS A YEAR OF "CONSOLIDATION" AND "VALIDATION."

     CONSOLIDATION: We were able to consolidate styles and products, while offering the consumer a better line. We reduced SKU's by over 1/3, eliminated the inefficient full fashion production and reduced our circular knit production by over 50% to focus on our core hosiery styles, new higher margin tights and trouser socks plus the emerging seamless intimates market.

                              [PHOTO APPEARS HERE]

     VALIDATION: We were able to validate our commitment to seamless intimates. We sold seamless products to major accounts such as Sears, JC Penney, Target, Victoria's Secret, Nordstrom's, Talbot's and others, plus, importantly, we are becoming a major vendor to branded marketers who want to sell a seamless line.

1998 PLANS
     We are poised for continued growth in 1998. Our order backlog at the end of January was over $3.9 million, approximately five times what it was a year before.
     Most of our growth will come from SEAMLESS INTIMATES. Alba is one of only four major companies in the world with significant capacity for seamless goods. As consumers discover the fit and comfort, plus figure flattering attributes of seamless goods, and we develop new applications of the technology, the future looks very encouraging.
     1998 plans for seamless growth include continued momentum in current styles and customers plus expansion into new customers and new product categories that benefit from the attributes only seamless can provide.
     In addition we will see growth in current and new LICENSED BUSINESSES.
     1. We expect to see a major expansion of the JONES WEAR program introduced in 1997,
     2. We will introduce a line under the DIAHANN CARROLL license, and
     3. We continue to seek other strategically focused licenses.
     To increase our sale of licensed products we have formed the Alba Design Group, based in our New York Office headed by Mr. William Bell. Bill formerly ran the licensee of GIORGIO ARMANI and brings a wealth of experience and contacts to Alba.

ALBA DIRECT
     Alba-Direct is approximately 50% export (mostly to Japan) and 50% telemarketing to US women's specialty retailers and maternity shops.
     Sales in 1997 were essentially the same as 1996, with margins up 3 points to 24%. Alba-Direct's 1998 plans are:
     a) to develop additional export markets, to lessen the impact of the current economic conditions in Asia;
     b) continue to sell to maternity shops and specialty stores, and, importantly;
     c) develop the Internet as a marketing tool for both wholesale and retail (consumer) markets. Visit us at "Alba1.com" and see how it will work!.

                              [PHOTO APPEARS HERE

HEALTH PRODUCTS DIVISION

     As expected, 1997 was a year of continued consolidation within the healthcare industry, which resulted in a reduction in sales revenue compared to 1996. A re-design and re-introduction of our new pulStar(R) wrap system also contributed to the lower volumes in 1997. Although consolidation within the industry is expected to continue in 1998, the Company believes that consolidation presents opportunities for growth in addition to the challenges of maintaining market share. The Company can not predict the effect that such consolidations may have in 1998.


                              [PHOTO APPEARS HERE]

     Increased sales were achieved in ALBAhealth's two major product lines: knitted footwear and surgeon gown cuffs. We are market share leaders in both of these categories.
     The decision of a major customer of our dressings to consolidate their product offering did adversely affect our sales, but a portion of this business is being retained by sales to other distributors.
     Also, the re-design of our new pulStar(R) wrap system resulted in the writing off of certain parts of our PAS(R) product line further reducing our profit margins. However, this decision clears the way for the re-introduction of our new pulStar(R) wrap system that has received excellent initial acceptance.
     While consolidation and contraction of customers and product lines has made it more difficult to sell in our industry, ALBAhealth did increase sales to McKesson General Medical by 23% and Bergen Brunswig by over 20%. Both these companies made significant efforts to expand their distribution position to U.S. healthcare providers. Likewise, our sales increased with Owens & Minor, Burrows, Dr. Leonard's, and PHS in addition to many other regional dealers.
     Our O.E.M. business grew via increases with Kimberly-Clark on gown cuffs and American Threshold on face mask ties.
     We also established a network of dealers in South America and Mexico that should add significant new volume in 1998.

                              [PHOTO APPEARS HERE]

     Finally, for the third straight year our sales force was awarded the "Best Field Sales Support" award by Allegiance Healthcare, the nations largest distributor to U.S. hospitals.

     1997 was a transition year for ALBAhealth and our plans for 1998 call for a return to sales and profit growth.

CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
($000's except share amounts)

                                                                                                 1997                   1996
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash                                                                                       $         2,416       $           294
Accounts receivable (net of allowance for uncollectible accounts of $260 in 1997
    and $275 in 1996)                                                                                7,823                 9,713
Inventories                                                                                         11,309                12,343
Deferred income tax asset                                                                              707                   524
Prepaid expenses and other                                                                             127                   303
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                22,382                23,177
--------------------------------------------------------------------------------------------------------------------------------
Net Property and Equipment                                                                          13,254                13,538
--------------------------------------------------------------------------------------------------------------------------------

Other Assets:
Notes receivable                                                                                        17                    48
Trademarks and patents                                                                                 492                   445
Excess of cost over net assets acquired                                                              7,474                 8,063
--------------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                                   7,983                 8,556
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                               $        43,619       $        45,271
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt                                                       $         2,350       $         2,350
Accounts payable                                                                                     3,118                 1,900
Accrued expenses                                                                                     1,542                 1,439
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            7,010                 5,689
Long-Term Debt                                                                                       7,452                 9,913
Deferred Compensation                                                                                   --                   232
Deferred Income Tax Liability                                                                        1,746                 1,649
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   16,208                17,483
--------------------------------------------------------------------------------------------------------------------------------
Commitments
Stockholders' Equity:
Common stock - authorized 3,000,000 shares, $2.50 par value; 1,886,580 shares issued;
    1,867,403 shares outstanding                                                                     4,716                 4,716
Additional paid-in capital                                                                           9,182                 9,182
Retained earnings                                                                                   13,650                14,027
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                                               27,548                27,925
Less treasury stock - at cost (19,177 shares)                                                         (137)                 (137)
--------------------------------------------------------------------------------------------------------------------------------
Total stockholders'equity                                                                           27,411                27,788
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders'equity                                                  $        43,619       $        45,271
--------------------------------------------------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1997, 1996 and
1995 ($000's except share amounts)

                                                                                           1997           1996           1995
--------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                                $  59,912      $  65,815      $  63,718
COST OF SALES                                                                               47,690         50,624         51,676
--------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                                12,222         15,191         12,042
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                                11,809         13,392         13,140
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                                        413          1,799         (1,098)
--------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
Interest expense                                                                            (1,020)        (1,286)        (1,246)
Interest income                                                                                 79             21             25
Loss on sale of property and equipment                                                         (77)            (9)          (110)
Other                                                                                           14            (21)           (41)
--------------------------------------------------------------------------------------------------------------------------------
Total other income (expense), net                                                           (1,004)        (1,295)        (1,372)
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                             (591)           504         (2,470)
PROVISION (BENEFIT) FOR INCOME TAXES                                                          (214)           184           (814)
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                        $    (377)     $     320      $  (1,656)
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE - BASIC AND DILUTED                                   $    (.20)     $     .17      $    (.89)
--------------------------------------------------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1997,
1996 and 1995 ($000's except share amounts)

                                                                      Additional
                                                     Common             Paid-In    Retained        Treasury Stock
                                               Shares*      Amount      Capital    Earnings      Shares      Amount      Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1995                   1,886,580     $ 4,716     $ 9,182     $  15,362     (23,427)   $  (167)   $  29,093
Net loss                                            --          --          --        (1,656)         --         --       (1,656)
Exercise of stock options                           --          --          --             1       4,250         30           31
------------------------------               -----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                 1,886,580       4,716       9,182        13,707     (19,177)      (137)      27,468
Net income                                          --          --          --           320          --         --          320
-------------------------------              -----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                 1,886,580       4,716       9,182        14,027     (19,177)      (137)      27,788
Net loss                                            --          --          --          (377)         --         --         (377)
-------------------------------              -----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                 1,886,580     $ 4,716     $ 9,182     $  13,650     (19,177)   $  (137)   $  27,411
-------------------------------              -----------------------------------------------------------------------------------

*Denotes shares issued.

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996 and 1995
($000's)

                                                                                           1997           1996           1995
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                        $    (377)     $     320      $  (1,656)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization                                                             2,421          2,352          2,304
   Provision for bad debts                                                                     103            110            145
   Loss on sale of property and equipment                                                       77              9            110
   Increase (decrease) in deferred income taxes                                                (86)           118           (496)
   Provision for inventory obsolescence                                                      1,388            754          1,619
   Changes in operating assets and liabilities providing (using) cash:
        Accounts receivable                                                                  1,767           (408)          (153)
        Refundable income taxes                                                                 --            437           (310)
        Inventories                                                                           (354)         2,061          2,010
        Prepaid expenses and other                                                              65           (142)          (240)
        Accounts payable                                                                     1,218           (873)           186
        Accrued expenses and other liabilities                                                 102            442            (38)
        Deferred compensation                                                                 (232)           (98)           (14)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                    6,092          5,082          3,467
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from surrender of life insurance policies                                              --            328             --
Capital expenditures                                                                        (1,869)        (1,525)        (1,610)
Proceeds from sale of property and equipment                                                   233              7            272
Proceeds from collection of notes receivable                                                   127             22             26
Purchase of Balfour Healthcare                                                                  --             --        (15,322)
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                       (1,509)        (1,168)       (16,634)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings under line of credit agreement, net                                    --         (1,268)            89
Proceeds from issuance of long-term debt                                                        --             --         15,000
Principal payments on long-term debt and leases                                             (2,461)        (2,408)        (2,001)
Cash proceeds from exercise of stock options                                                    --             --             31
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                         (2,461)        (3,676)        13,119
--------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         2,122            238            (48)
CASH, BEGINNING OF YEAR                                                                        294             56            104
--------------------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                                        $   2,416      $     294      $      56
--------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION Cash paid during the year for:
        Interest                                                                         $     979      $   1,281      $   1,204
        Income taxes, net of refunds received                                            $     (54)     $       1      $      26

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Years Ended December 31, 1997, 1996 and 1995

     Operations -- Alba-Waldensian, Inc. (the Company) manufactures and sells an extensive line of knitted apparel products as well as a variety of surgical products for the health care industry. The Company's principal market for both apparel and surgical products is the United States.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

     Cash -- The Company considers short-term investments with original maturities of less than three months to be cash equivalents and presents such investments as cash in the accompanying financial statements.

     Inventories -- Inventories are stated at the lower of cost (first-in, first-out "FIFO" basis) or market. The Company writes down close-out and irregular inventory on an ongoing basis based on market conditions. Inventories reflect valuation allowances necessary to reduce inventories to their net realizable value. It is possible that these estimates could change in 1998.

     Property, Equipment, Depreciation and Amortization -- Property and equipment are stated at cost. Betterments are capitalized. Maintenance and repairs are expensed as incurred.

     The provision for depreciation is primarily based on the straight-line method calculated to extinguish the costs of the respective assets over their estimated useful lives which range from seven to forty years for buildings and improvements and three to twenty years for furniture, fixtures, machinery and equipment. Depreciation expense amounted to approximately $1,768,000, $1,700,000, and $1,789,000 in 1997, 1996 and 1995, respectively. The Company follows the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " (SFAS 121), in assessing the carrying value of property and equipment. The provisions of this statement were adopted in 1996 and no significant impairment losses have been incurred through December 31, 1997.

     Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter.

     Intangible Assets -- The costs of acquired or developed trademarks and patents are amortized using the straight-line method over their estimated useful lives of approximately seventeen years.

     Excess of cost of a company acquired over the fair value of its net assets at dates of acquisition (goodwill) is being amortized on the straight-line method over 15 years. Amortization expense charged to operations was approximately $588,000, $608,000 and $471,000 in 1997, 1996, and 1995,
respectively. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

     Revenue Recognition -- The Company recognizes revenue when goods are shipped.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade receivables. Any such risk is limited due to the Company's large number of customers and their geographic dispersion, except as discussed in Note 7.

     Advertising Costs -- Advertising costs are charged to operations when incurred. The Company spent approximately $329,000, $408,000, and $384,000 for advertising in 1997, 1996 and 1995, respectively.

     Research and Development -- The Company sponsors research and development projects through its research and development department. Expenditures for research and development are expensed as incurred. The Company spent approximately $513,000, $474,000, and $490,000 for research and development in 1997, 1996 and 1995, respectively.

     Income Taxes -- The Company calculates income taxes using the asset and liability method specified by Statement of Financial Accounting Standards No. 109.

     Net Income Per Common Share -- In February 1997, the Financial Accounting Standards Board issued SFAS 128,

"Earnings per Share," which established new standards for computations of earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the income statement. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock (1,867,403 in 1997 and 1996, and 1,864,618 in 1995). The calculation of diluted earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and warrants. There was no effect on earnings per share with respect to dilutive stock options for 1996. For 1997 and 1995, such options were anti-dilutive. The calculation of earnings per share under SFAS 128 was not different than the previous calculation of earnings per share.

     Deferred Compensation -- The Company allows certain key employees and officers to defer a portion of their annual compensation until their retirement from the Company. The agreements allow for deferred amounts to earn interest at the current prime rate and provide for payment of the accumulated amounts over a ten-year period beginning on the retirement date. Compensation expense is being recognized in the year the deferred salary is earned. Interest expense in recorded as accrued and the reported liability represents the accumulated value (including interest) of all previously deferred amounts.

     Fair Value of Financial Instruments -- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. At December 31, 1997, the fair values of the Company's swap agreements were not material.

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

     401-K Retirement Plan -- The Company sponsors a 401-K retirement plan that covers substantially all employees. Contributions to the plan are at the discretion of the Company's Board of Directors and are funded annually (see Note
9).

     Reclassification -- Certain 1995 and 1996 amounts have been reclassified to conform to 1997 classification.

     New Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management will implement SFAS 130 in 1998 and will report comprehensive income when applicable. Results of operations and financial position, however, will be unaffected by implementations of this standard.

     Also in June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise". SFAS 131 establishes standards for the way that public companies report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief decision makers in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management will adopt this standard in 1998 and believes that additional disclosure will be required to disclose separately certain information about the profit or loss and the assets of the healthcare and consumer products divisions. Results of operations and financial position, however, will be unaffected by implementation of this standard.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1997, 1996 and 1995

1. ACQUISITION

On March 6, 1995, the Company purchased the Balfour Health Care Division and manufacturing facility in Rockwood, Tennessee ("Balfour"), a manufacturer of knitted medical products, from Kayser-Roth Corporation for approximately $15.3 million. The Company financed 100% of the acquisition price with a revolving loan agreement provided by a bank (see Note 5).

     The acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $9.142 million is amortized on a straight-line basis over 15 years.

2. INVENTORIES
     Inventories at December 31, 1997 and 1996 include ($000's):

                                        1997             1996
---------------------------------------------------------------
Materials and supplies              $   2,554         $  2,878
Work-in-process                         5,045            4,169
Finished goods.                         3,710            5,296
---------------------------------------------------------------

Total                               $  11,309          $12,343
---------------------------------------------------------------


3. PROPERTY AND EQUIPMENT

     The Company's property and equipment at December 31, 1997 and 1996 include ($000's):

                                        1997             1996
---------------------------------------------------------------
Land                                $     256         $    260
Buildings                               8,274            8,366
Machinery and equipment                22,581           22,733
---------------------------------------------------------------

Total property and equipment           31,111           31,359
Less: accumulated depreciation
 and amortization                     (17,857)         (17,821)
---------------------------------------------------------------

Net property and equipment          $  13,254         $ 13,538
---------------------------------------------------------------


4. SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has an agreement with a bank that provides a seasonal line of credit of up to $3,000,000, all of which was unused at December 31, 1997. The line of credit bears interest at the LIBOR rate plus 2.75% (8.72% at December 31, 1997) and expires June 30, 1998. Indebtedness under this agreement is collateralized by equipment, inventories and accounts receivable. The loan agreement contains covenants including, but not limited to, restrictions related to indebtedness, tangible net worth (not less than $18,363,000 at December 31, 1997), dividends, capital expenditures and cash flow. (See Note 5)

The following relates to aggregate short-term borrowings in 1997, 1996 and 1995 ($000's):

                                1997        1996        1995
--------------------------------------------------------------
Amount outstanding
 at December 31.                $  --      $   --     $  1,268
Maximum amount
 outstanding at any
 month end                      $  764     $ 2,555    $  1,466
Average amount outstanding
  (based on weighted daily
  average balances)             $   71     $ 1,066    $    672
Weighted average interest
  rate during the year           8.65%       7.40%       7.51%
Weighted average interest
   RATE AT DECEMBER 31.          8.72%       7.41%       7.44%
--------------------------------------------------------------
     The weighted average interest rate during the year was computed by dividing total short-term interest expense for the year by the weighted average amount outstanding during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1997, 1996 and 1995

5. LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996 is comprised of the following ($000's):

                                         1997            1996
--------------------------------------------------------------
Variable Rate Term Loan, due $463
quarterly through December 31,
1997 and $588 quarterly from
March 31, 1998 through December
31, 1998, with $7,452 due January
5, 1999 plus interest at LIBOR
rate plus 2.75% (8.72% at
December 31, 1997)                  $   9,802         $ 11,763
Equipment Term Loan, due $125
  quarterly through December 31, 1997
  plus interest at 6.30%.                 ---              500
--------------------------------------------------------------
Total                                   9,802           12,263
Less current maturities                 2,350            2,350
--------------------------------------------------------------
Long-term debt                      $   7,452         $  9,913
--------------------------------------------------------------

     In March 1995, in connection with the acquisition of Balfour, the Company entered into an agreement with a bank to provide a $15,000,000 variable rate term loan. The loan agreement contains covenants including, but not limited to, indebtedness, tangible net worth (not less than $18,363,000 at December 31, 1997), dividends, capital expenditures and cash flow. At December 31, 1997, after giving effect to a waiver granted by the bank relating to cash flow, the Company is in compliance with the provisions of the agreement.
     At December 31, 1997 and 1996, the Company had outstanding two interest rate swap agreements under which the Company receives a variable rate based on LIBOR and pays a fixed rate of 7.95% and 8.03% on notional amounts of $2,817,052 each, as determined in one month intervals through November 30, 1998. These transactions effectively change a portion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparties.
     All of the Company's property and equipment, inventories and accounts receivable are pledged as collateral for the long-term debt.
     Maturities of long-term debt under the existing agreements over the next two years are as follows ($000's):


Year
--------------------------------------------------------------
1998                                                  $  2,350
1999                                                     7,452
--------------------------------------------------------------
TOTAL                                                 $  9,802
--------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


6. COMMON STOCK AND EMPLOYEE INCENTIVE PLANS

     In June, 1993, the Company adopted the 1993 Long Term Performance Plan (the 1993 Plan), which includes both qualified and nonqualified option provisions and stock appreciation rights and restricted, performance and other stock-based awards. Under the 1993 Plan, the Compensation Committee of the Board of Directors is authorized to grant stock awards to purchase up to 250,000 shares of the Company's common stock at prices equal to the fair value of the stock on the dates of grant.
     The 1993 Plan options are exercisable over a period determined by the Compensation Committee at the date of grant (usually 5 years).
     The Company adopted the 1992 Nonqualified Stock Option Plan for Non-employee Directors (the 1992 Plan). Under the 1992 Plan, each non-employee director was granted options to purchase 2,000 shares of the Company's common stock at prices equal to the fair value of the stock on the dates of grant. The 1992 Plan expired on December 17, 1997, and was replaced with a new 1997 Nonqualified Stock Option Plan for Directors (subject to shareholder ratification) which provides for all directors to immediately receive 2,000 shares plus 500 shares in each succeeding year of the Plan.

     Transactions involving the Plans are summarized as follows:

                                              Weighted Average
Option Shares                          Shares  Exercise Price
--------------------------------------------------------------
Outstanding at
  January 1, 1995                     144,500      $  8.99
Granted                                 7,250         8.13
Exercised                              (4,250)        7.27
Expired and/or cancelled                 (500)        7.75
--------------------------------------------------------------
Outstanding at
  December 31, 1995                   147,000         9.01
Granted                                 9,250         6.92
Expired and/or cancelled              (28,000)        9.27
--------------------------------------------------------------
Outstanding at
  December 31, 1996                   128,250         8.79
Granted                               131,750         4.98
Expired and/or cancelled              (93,000)        8.72
--------------------------------------------------------------
Outstanding at
  December 31, 1997                   167,000      $  5.00
--------------------------------------------------------------

     During 1997, 35,250 options previously issued were modified to an exercise price of $5.00 with no change to the original contract life. In addition, 131,750 options were issued with a range of exercise prices from $4.88 to $5.50 and a contract life of 5.0 years. At December 31, 1997, these 167,000 outstanding options had a range of exercise prices of $4.88 to $5.50, a weighted-average exercise price of $5.00 and a weighted-average remaining contract life of 4.5 years. Of the 167,000 options outstanding, 21,438 were exercisable at December 31, 1997, with a weighted-average exercise price of $5.00 and a weighted-average remaining contract life of 4.5 years.
     The Company has adopted Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," effective January 1, 1996. In accordance with the provisions of SFAS 123, the Company continues to apply APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, has not recognized compensation cost. If the Company had elected to recognize compensation cost based on fair value of the options granted at the grant date as prescribed by SFAS 123, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the table below ($000's, except per share amounts):

                                  1997       1996       1995
--------------------------------------------------------------

Net income (loss)-- as reported $ (377)     $  320    $(1,656)

Net income (loss)-- pro forma     (427)        308     (1,667)

Earnings per share-- as reported  (.20)        .17       (.89)

Earnings per share-- pro forma    (.23)        .16       (.89)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                  1997       1996       1995
--------------------------------------------------------------

Expected dividend yield            0.00%      0.00%      0.00%

Expected stock price volatility   18.00%     18.26%     18.59%

Risk-free interest rate            6.21%      5.67%      5.40%

Expected life of options           5 years    5 years    5 years

     The weighted average fair values of options granted during 1997, 1996 and 1995 were $1.51, $2.03 and $2.36, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


7. MAJOR CUSTOMERS
     The Company's single line of business is considered to be the manufacture, processing and sale of knitted products. The Company has only one customer representing 10% or more of net sales. Sales to Allegiance Healthcare Corporation (formerly known as Baxter Healthcare Corporation) totaled $13,937,424, $15,932,382, and $16,601,252, in 1997, 1996 and 1995, respectively.
While the loss of Allegiance Healthcare Corporation would have a material adverse effect on the business of the Company, management believes that, because of the number of departments within Allegiance to which the Company sells, the likelihood of a material amount of sales loss is reduced.



8. INCOME TAXES

The Company has approximately $2,140,000 of state net operating loss carryforwards available for reduction of future state taxable income. The Company also has approximately $264,000 of alternative minimum tax credit carryover. These carryover amounts begin to expire in 2001.

     Components of the income tax provision (benefit) for 1997, 1996 and 1995 included ($000's):

                                1997         1996        1995
---------------------------------------------------------------
Current:
  Federal                    $    --        $  66       $ (318)
  State                           --           --           --
---------------------------------------------------------------
Total current                     --           66         (318)
---------------------------------------------------------------
Deferred:
  Federal                       (182)         102         (412)
  State                          (32)          16          (84)
---------------------------------------------------------------
TOTAL DEFERRED                  (214)         118         (496)
---------------------------------------------------------------
Total provision (benefit)
  for income taxes           $  (214)       $ 184       $ (814)
---------------------------------------------------------------

     The approximate tax effect of temporary differences and carryforwards that gave rise to the Company's deferred income tax assets and liabilities for 1997 and 1996 are as follows $(000's):

1997                            Assets     Liabilities  Total
----------------------------------------------------------------
Current:
  Receivables                   $  95       $   --      $   95
  Inventories                     610           --         610
  Other                             2           --           2
----------------------------------------------------------------
Total current                     707           --         707
----------------------------------------------------------------
NONCURRENT:
  Property                         --       (2,129)     (2,129)
  Deferred compensation            44           --          44
  Insurance reserve                93           --          93
  Benefit of state net
    operating loss
    carryforward                   85           --          85
  Alternative minimum tax
    credit carryforward           264           --         264
  All other                        --         (103)       (103)
----------------------------------------------------------------
Total noncurrent                  486       (2,232)     (1,746)
----------------------------------------------------------------
Total current and
 noncurrent                     $1,193      $(2,232)    $(1,039)
----------------------------------------------------------------



1996                            Assets     Liabilities  Total
----------------------------------------------------------------
CURRENT:
  Receivables                   $ 101       $   --      $  101
  Inventories                     351           --         351
  Benefit of state net operating
    loss carryforward              72           --          72
----------------------------------------------------------------
Total current                     524           --         524
----------------------------------------------------------------
Noncurrent:
  Property                         --       (2,125)     (2,125)
  Deferred compensation           127           --         127
  Insurance reserve                89           --          89
  Deferred revenue                 --           (2)         (2)
  Alternative minimum tax
   credit carryforward            365           --         365
  All other                       --          (103)       (103)
----------------------------------------------------------------
Total noncurrent                  581       (2,230)     (1,649)
----------------------------------------------------------------
TOTAL CURRENT AND
  Noncurrent                    $1,105      $(2,230)    $(1,125)
----------------------------------------------------------------

     The Company has not provided valuation allowances for the deferred tax assets as no conditions exist that require such allowances.

     The income tax provision differs from the amount computed by applying the federal statutory income tax rate of 34% to pre-tax income. The computed amount is reconciled to total income tax expense as follows:

                                1997         1996        1995
---------------------------------------------------------------
Federal income tax at
  statutory rate (benefit)      $(201)      $  171     $ (840)
State income taxes, net of
  federal benefit (cost)          (21)          10        (56)
Change, net of premiums paid
  and proceeds, in officers'
  life insurance values            --           (1)        (4)
Expenses which are not
  deductible for income
  tax purposes                     15           21         33
All other                          (7)         (17)        53
---------------------------------------------------------------
Total provision (benefit) for
  income taxes                  $(214)      $  184     $ (814)
---------------------------------------------------------------



9. EMPLOYEE 401-K RETIREMENT PLAN

The Company has a 401-k retirement plan covering substantially all employees which allows participants to defer from 2% to 20% of their salaries, or the maximum allowable under the Internal Revenue Code. The Company's matching contribution, if any, is discretionary on an annual basis and may not exceed 6% of participants' compensation. For the three years ended december 31, 1997, the Company has contributed 40% of the participant's contributions up to 4% of their compensation. Contribution expenses related to this plan for the years ended December 31, 1997, 1996 and 1995 were $132,000, $149,000, and $164,000, respectively.

10.  LEASES
     The future minimum lease payments under equipment operating leases having initial or remaining noncancellable lease terms in excess of one year are summarized as follows ($000's):

Year
---------------------------------------------------------------
1998                                                  $    284
1999                                                       231
2000                                                       146
2001                                                       103
2002                                                        56
Thereafter                                                  --
---------------------------------------------------------------
Total minimum lease payments                          $    820
---------------------------------------------------------------

Total rental expense for all operating leases was $515,000 in 1997, $543,000 in 1996, and $398,000 in 1995.

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

     LEE N. MORTENSON                                  GLENN J. KENNEDY
     President and Chief Executive                     Chief Financial Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Alba-Waldensian, Inc.
Valdese, North Carolina

We have audited the accompanying consolidated balance sheets of Alba-Waldensian,Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alba-Waldensian, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP
Greensboro, North Carolina
February 6, 1998, except for Note 5
which is as of March 26, 1998

STOCK PRICES AND DIVIDEND INFORMATION

                   Sales Price of Common Shares            Sales Price of Common Shares

                                 1997                                   1996
                   -----------------------------          ------------------------------
                    High                    Low             High                    Low
----------------------------------------------------------------------------------------
First Quarter       6 1/4                 5                 7 7/8                  6 5/8
Second Quarter      5 1/4                 4 7/8             8 1/4                  6 5/8
Third Quarter       5 1/4                 4 13/16           8                      6 1/4
Fourth Quarter      5 3/4                 4  5/8            6 5/8                  5 3/8

The Company has not paid dividends on its common stock during the two years ended December 31, 1997. See notes 4 and 5 to the consolidated financial statements concerning restrictions on the payment of dividends.


CLASSES OF PRODUCTS

    Year        Women's    Women's    Men's
   Ended        Hosiery    Intimate   Hosiery                     Health
December 31,    Products   Products   Products      Men's Wear   Products
---------------------------------------------------------------------------
    1993         19.2%      37.4%      7.3%           5.5%        30.6%
    1994         17.4%      40.2%      7.9%           4.3%        30.2%
    1995         15.5%      28.3%      6.2%           2.6%        47.4%
    1996         13.8%      28.6%      6.2%           1.8%        49.6%
    1997         15.0%      27.3%      6.0%           0.8%        50.9%

Note: Amounts represent percentages of annual net sales.


FIVE YEAR SELECTED FINANCIAL DATA


                                                                                 $000's Except for Per Share Amounts
                                                                -----------------------------------------------------------------
                                                                  1997           1996         1995          1994           1993
---------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data:
Net sales                                                       $  59,912      $ 65,815      $63,718       $ 56,507      $ 50,855
Gross margin                                                       12,222        15,191       12,042         14,254        13,479
Income (loss) before income taxes                                    (591)          504       (2,470)         3,150         1,435
Provision (benefit) for income taxes                                 (214)          184         (814)         1,204           451
Net income (loss)                                                    (377)          320       (1,656)         1,946           984
Income (loss) per common share:
  Net income (loss) per common share - basic and diluted             (.20)          .17         (.89)          1.05           .54
  Weighted average number of shares of
   common stock outstanding                                         1,867         1,867        1,865          1,849         1,826
At Year End:
  Total assets                                                  $  43,619      $ 45,271      $49,250       $ 37,730      $ 35,224
  Long-term debt and capital lease obligations                      7,452         9,913       12,263          1,058         1,777
Selected Supplementary Financial Data
Property and equipment:
  Net investment                                                $  13,254      $ 13,538      $13,775       $ 11,605      $ 11,474
  Current additions                                                 1,869         1,525        1,610          1,919         1,719
  Depreciation                                                      1,768         1,700        1,789          1,693         1,688
Other:
  Working capital                                               $  15,372       $17,488      $17,960       $ 19,866      $ 18,293
  Stockholders' equity                                             27,411        27,788       27,469         29,093        26,981
  Stockholders' equity per common share                             14.68         14.88        14.71          15.62         14.68


See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for a discussion of certain factors which affect the comparability of the information reflected above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table details the items in the Consolidated Statements of Operations as a percentage of sales for 1997, 1996 and 1995.


                                    Percentage of Sales
                                   Year ended December 31,
                                1997        1996        1995
-------------------------------------------------------------
Net Sales                       100.0%     100.0%      100.0%
Cost of Sales                    79.6       76.9        81.1
-------------------------------------------------------------
Gross Margin                     20.4       23.1        18.9
Selling, General
 and Administrative              19.7       20.4        20.6
-------------------------------------------------------------
Operating Income/(Loss)           0.7        2.7        (1.7)
Other Income (Expense), Net      (1.7)      (1.9)       (2.2)
-------------------------------------------------------------
Income (Loss) Before
 Income Taxes                    (1.0)       0.8        (3.9)
Provision (Benefit) for
 IncomeTaxes                     (0.4)       0.3        (1.3)
-------------------------------------------------------------
Net Income (Loss)                (0.6)       0.5        (2.6)


DISCUSSION OF 1997 COMPARED TO 1996

Net Sales by Division for 1997 as compared to 1996 are set forth in the following table:

                                          $(000's)
                      ---------------------------------------------------
                       Dec. 31       Dec. 31       Increase/  % Increase/
                        1997           1996       (Decrease)   (Decrease)
-------------------------------------------------------------------------
Health Products       $30,527        $ 32,640      $(2,113)      (6.5%)
CONSUMER
  Products             23,548          26,120       (2,572)      (9.8%)
Alba Direct             1,753           1,749            4        0.0%
Byford                  4,084           5,291       (1,207)     (22.8%)
AWI Retail                 --              15          (15)      (100%)
-------------------------------------------------------------------------
Total                 $59,912        $ 65,815      $(5,903)      (9.0%)

Net sales, as shown in the table above, decreased by $5,903,000 or 9.0%. Health Products business is down primarily due to problems encountered with its P.A.S.(R) anti-embolism compression system. The Company was able to redesign the product and re-introduce its new pulStar(R) wrap system in late 1997. Consolidation of product lines by a major distributor resulted in the loss of significant dressing sales in the second half of 1997. These declines were partially offset by increased sales of tread, footwear, gown, cuffs and specialty products. The decline in the Consumer Products sales was due to the decision in early 1997 to discontinue the "old technology" full fashion panty production and the loss of circular knit business to lower priced imports. The full fashion loss was offset in part by converting customers to the new seamless panty line. Ladies hosiery volume remained relatively flat with 1996. Due to marginal profitability, the Company decided to no longer be a distributor for the Byford product line. Byford sales in 1998 will only represent the disposal of remaining inventories and are not anticipated to exceed approximately $300,000. AWI Retail, the Branson, Mo. factory outlet store, was closed in 1996.

Gross profits decreased in 1997 to 20.4% of net sales, as compared to 23.1% in 1996. Health Products' margins declined 4.4% in 1997 due to problems with its high margin P.A.S.(R) anti-embolism stocking system, cost reduction pressures within the healthcare industry and the loss of dressing business to foreign competition. Consumer Products' margins increased by 1.8% in 1997 reflecting a
4.3 point increase in intimate apparel margins due to a shift to higher margin seamless products from the "old technology" full fashion and circular knit lines. This increase in margins was partially offset by a 3-point decline in hosiery margins resulting from quality problems and startup expenses related to the installation of new knitting equipment in late 1996. The discontinuation of the Byford business resulted in the disposition of inventories at substantially less than normal margins.

Selling, General and Administrative Expenses decreased as a percentage of sales to 19.7% from 20.4% in 1996. Strong spending controls resulted in the lower expense percentage in the face of the decline in net sales and in spite of the one-time costs of approximately $400,000 in connection with the severance arrangement with the Company's former President and CEO.

Interest expense was $1,020,000 in 1997 as compared to $1,286,000 in 1996. Average borrowings under the Short-Term Revolver were $71,000 with an average interest rate of 8.65% compared to average borrowings of $1,066,000 with an average interest rate of 7.40% in 1996. Additionally, the Company's long-term debt has continued to decline in 1997, reflecting normal quarterly principal reductions as well as a special one-time principal reduction of $111,000 in connection with the sale a substantial portion of the Byford inventories.

MANAGEMENT'S DISCUSSION CONTINUED

DISCUSSION OF 1996 COMPARED TO 1995

Net Sales by Division for 1996 as compared to 1995 are set forth in the following table:

                                       $(000's)
                     --------------------------------------------
                      Dec. 31    Dec. 31   Increase/  % Increase/
                       1996        1995   (Decrease)   (Decrease)
-----------------------------------------------------------------
Health Products.      $32,640    $ 30,203   $ 2,437      8.1%
Consumer Products      26,120      25,853       267      1.0%
ALBA DIRECT             1,749       2,034      (285)     (14%)
Byford                  5,291       5,548      (257)    (4.6%)
AWI Retail                 15          80       (65)   (81.3%)
-----------------------------------------------------------------
Total                 $65,815    $ 63,718   $ 2,097      3.3%

Net sales, as shown in the table above, increased by $2,097,000 or 3.3%. Health Products sales increased as a result of the Balfour acquisition in March 1995 (See Note 1 to Consolidated Financial Statements). The Health Products Division's sales represent a full twelve months of Balfour sales in 1996, as compared to approximately ten months in 1995. Consumer Products sales increased as a result of sales to a new customer. Alba Direct declined as a result of weaker sales to its domestic and Japanese customers. Byford sales decreased as a result of weaker basic sweater sales and the Company's decision to discontinue the fashion sweater line. Byford's sock sales increased as a result of shipments made in the fourth quarter under the newly acquired Greg Norman license.

Gross profits increased in 1996 to 23.1% of net sales, as compared to 18.9% in 1995. There were four major factors that contributed to the increase in gross margin. First, the increase in sales in the Health Products Division carries higher gross margins. Second, manufacturing costs were lower, due to cost improvement programs initiated during the year. Third, an additional inventory markdown of $1,200,000 was taken in 1995 (during third quarter). Such additional markdowns above normal markdowns did not occur in 1996. Fourth, the Company completed the consolidation of its Health Products Division to Rockwood, TN in 1996 and did not incur the amount of moving and training costs incurred in 1995. Selling, General and Administrative Expenses decreased slightly as a percentage of sales to 20.4% from 20.6% in 1995. Although SG&A expenses decreased as a percentage of sales due to higher sales volume, actual costs increased by $253,000. This increase was primarily due to an increase in commissions, contract programming cost, a full year of goodwill amortization for the Balfour purchase and an increase in distribution cost caused by shipments of smaller orders, partially offset by savings in other areas.

Interest expense was $1,286,000 in 1996 as compared to $1,247,000 in 1995. Average borrowings under the Short Term revolver were $1,066,000 with an average interest rate of 7.40% compared to average borrowings of $672,000 with an average interest rate of 7.51% in 1995. Additionally, the long-term debt issued to finance the Balfour acquisition was outstanding for all of 1996, adding to overall interest incurred in 1996 (See Note 5 to Consolidated Financial Statements).

Other Income (Expense), (exclusive of Interest Income and Expense) for 1996 reflected net other expense of $30,000 compared to net other expense in 1995 of $151,000. Net Other Expense in 1995 included a loss of $90,000 on the sale of the Main Street Plant and a return to a licensee of $60,000 for the overpayment of royalties from previous years.

LIQUIDITY AND CAPITAL RESOURCES
Although the Company's working capital has decreased by $2,116,000 since December 31, 1996, the available working capital continues to be adequate to support the Company's operations. The working capital decline is primarily reflected in higher accounts payable and higher accrued expenses. On December 31, 1997, the Company had current working capital of $15,372,000 with a ratio of
3.19 to 1. This is comparable to $17,488,000 or 4.07 to 1 at December 31, 1996. The decrease in the amount of working capital reflects the Company's concerted efforts to reduce receivables and inventory levels, which have declined to a combined total of $19,132,000 at December 31, 1997, from $22,056,000 at December 31, 1996.

Liquidity needs are primarily affected by and related to capital expenditures and changes in the Company's business volume. These needs are adequately being met through available working capital, and are supplemented by a short-term line of credit of $3,000,000, to cover fluctuations. Capital expenditures for 1997 totaled $1,869,000, reflecting renovations to existing plants and the purchase of new, more efficient knitting equipment. This level of capital expenditures compares to $1,525,000 for the 1996 year.

The Company has both a seasonal line of credit and long-term debt agreements with a major bank. On March 26, 1998, the Company renegotiated the terms of these agreements wherein the $3,000,000 seasonal line of credit will expire June 30, 1998 and the long-term debt will mature on January 5, 1999.

As the result of significant changes in financing markets, the Company has been able to obtain very favorable proposals from asset-based lenders who would provide the Company with significantly more financing availability at significantly lower costs than its current bank agreement. Accordingly, the Company has obtained loan proposals from major financial institutions to provide the Company with up to a $26 million (based upon available collateral) five-year facility encompassing both a revolving line and a term loan for fixed assets and future capital expenditures. The Company anticipates that the new financing will be in place in the second quarter of 1998.

Cash provided by operating activities was $6,092,000 in 1997 as compared to $5,082,000 in 1996, and $3,467,000 in 1995. The increase in cash provided in 1997 was primarily due to reductions in accounts receivable and increases in accounts payable. The 1996 cash provided from operations was higher than 1996 mainly as the result of an increase in net income and a reduction in inventories. Net cash used in investing activities was $1,509,000 in 1997 compared to $1,168,000 and $16,634,000 in 1995. The cash used in 1997 and 1996 was primarily for capital expenditures to expand capacities, and to replace and update plant and equipment. Cash used in 1995 reflects the purchase of Balfour Health Products. Net cash used by financing activities was $2,461,000 in 1997 as compared to $3,676,000 in 1996 and net cash provided of $13,119,000 in 1995. Net cash used in 1997 and 1996 was primarily for principal payments on long-term debt and payments to reduce the borrowings under the line of credit. Net cash provided in 1995 was primarily due to proceeds from issuance of long-term debt for the acquisition of Balfour Health Products (See Note 5 to Consolidated Financial Statements).

Anticipated capital expenditures for 1998 will be approximately $3,700,000. Capital expenditures will be made to renovate existing plant and equipment and to purchase new, more efficient knitting equipment. Based upon anticipated increased demand for the Company's seamless products in 1998, it may be necessary to significantly increase expenditures for seamless knitting equipment. The Company's new financing facility is anticipated to adequately provide funds necessary to allow the Company to meet possible expansion needs.

DERIVATIVES
At December 31, 1997, the Company had two outstanding interest rate swap agreements under which the Company receives a variable rate based on LIBOR and pays a fixed rate of 7.95% and 8.03% on notional amounts of $2,817,000 each, as determined in one month intervals through November 30, 1998. These transactions effectively change a portion of the Company's interest rate exposure from a variable rate to a fixed rate. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparties.

YEAR 2000 COMPLIANCE
During 1996, for operational reasons the Company made the decision to upgrade the Company's main manufacturing and financial reporting hardware and software systems. New IBM AS/400 hardware was acquired in 1996 and the new software was acquired in 1997. The Company is currently engaged in training and hardware upgrades necessary to have the new system operational by the end of 1998. The new hardware and software is Year 2000 Compliant and thereby will eliminate a major area of concern for the Company. However, there are other computer-based systems within the Company (eg. telephone answering system, etc.) which may require upgrading to ensure operational continuity beyond December 31, 1999. The Company has substantially completed identification of such systems and believes that all significant systems will be compliant in time to ensure no disruption to the Company's operations. The cost of bringing these minor systems into compliance is not anticipated to be material.

EFFECTS OF INFLATION
Management believes that inflation has not had a material effect on the Company's operations for the years ended December 31, 1997 and 1996.

NEW ACCOUNTING PRONOUNCEMENTS
See "Summary of Significant Accounting Policies -- New Accounting
Pronouncements" in the consolidated financial statements for a discussion of new accounting pronouncements that will become effective in 1998.

QUARTERLY DATA (UNAUDITED)


                                                                Quarters Ended ($000's Except per Share Amounts)
                                                           1997                                               1996
                              ------------------------------------------------------------  ----------------------------------------
                              December 31   September 28     June 29     March 30   December 31   September 29    June 30   March 31
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                      $ 14,710        $15,390       $15,872     $13,940     $ 15,861       $16,279    $ 16,296    $ 17,379
Gross Margin                      2,533          3,185         3,500       3,004        3,582         3,694       3,792       4,123
Net Income (Loss)                  (97)            162           243        (685)         191            23           5         101
Income (Loss) Per Share --
  Basic and Diluted               (.05)            .09           .13        (.37)         .10           .01         .01        0.05
Weighted Average Number
  of Shares of Common Stock
  Outstanding                     1,867          1,867         1,867       1,867        1,867         1,867       1,867       1,867

Corporate
Management

Clyde Wm. Engle
   Chairman of the Board

Lee N. Mortenson
   President and CEO

Donald R. Denne
   Senior Vice President
   Health Products

Dixon R. Johnston
   Vice President
   Consumer Products

Glenn J. Kennedy
   Vice President, Treasurer,
   Secretary and CFO

Ronald J. Harrison
   Vice President
   Operations

Warren R. Nesbit, II
   Vice President
   Human Resources

James Douglas Dickson, Jr.
   Controller and
   Assistant Secretary

Corporate
Directors

Term Expiring May 1998

Clyde Wm. Engle
   Chairman of the Board

Joseph C. Minio
   President Belle Haven Management Ltd.
   Greenwich, Connecticut


Term Expiring May 1999

C. Alan Forbes
   Management Consultant
   Charlotte, North Carolina

James M. Fawcett, Jr.
   Registered Representative
   and Agent
   Equitable Financial Companies
   Chicago, Illinois

Lee N. Mortenson
   President and
   Chief Executive Officer


Term Expiring May 2000

William M. Cousins, Jr.
   Management Consultant
   Jupiter, Florida

Glenn J. Kennedy
   Vice-President, Treasurer,
   Secretary and
   Chief Financial Officer

Paul H. Albritton, Jr.
   Vice President and
   Chief Financial Officer
   C-Phone Corporation
   Wilmington, North Carolina

Corporate
Information

Principal Market
     The Company's Common Stock (AWS) is listed on the American Stock Exchange

Transfer Agent - Registrar
     First Union National Bank
     Charlotte, North Carolina

Number of Shareholders
     The Number of holders of record of Alba's Common Stock on March 9, 1998, was 316.

Annual Meeting
     May 13, 1998
     Corporate Headquarters
     Alba-Waldensian, Inc.
     Box 100
     201 St. Germain Ave., S.W.
     Valdese, North Carolina 28690

Auditor
     BDO Seidman, LLP
     Greensboro, North Carolina

Offer to Furnish Form 10-K
     Upon written request of a shareholder; the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the fiscal year 1997, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission. Requests should be directed to James Douglas Dickson, Jr., Assistant Secretary, Alba-Waldensian, Inc., Post Office Box 100, Valdese, North Carolina, 28690

                               CONSUMER PRODUCTS

                   [PHOTOS OF VARIOUS PRODUCTS APPEARS HERE]

SIMPLY MORE           JONESWEAR          WHILE YOU WAIT           BLOOMINGDALE'S

  XX-SPAN           NON-SKID SLIPPERS        BABY BOGGANS             PULSTAR

                             ALBA-WALDENSIAN, INC.
                   P.O. BOX 100, 201 ST. GEMAIN AVENUE, S.W.
                               VALDESE, NC 28690